

2022

Proxy Statement & Notice of Annual Meeting of Stockholders

Thursday, April 21, 2022
9:00 a.m. EDT

Message from the Board of Directors



March 11, 2022

Dear Fellow Stockholders:

We are pleased to invite you to attend Lockheed Martin's 2022 Annual Meeting of Stockholders on Thursday, April 21, 2022. At the meeting, you will have the chance to vote on the matters set forth in the accompanying Notice of 2022 Annual Meeting of Stockholders. There will also be time for your questions and comments.

Transforming our Business and Accelerating the Delivery of Enhanced Capabilities to Customers

The world has transformed over the past two years as it adapted to COVID-19 and Lockheed Martin has been no exception. As a board, we are deeply proud of how our employees have overcome, persevered, and innovated throughout the pandemic to continue to deliver on our customer commitments. As a company, we have made it a strategic priority to embrace new business processes, deploy new digital tools, and apply a OneLM mindset. By doing so, we can act with greater speed, agility, and insights to better serve our customers in meeting their cost, quality and capability requirements. We are also investing to accelerate the delivery of key technologies to enable Joint All-Domain Operations. Lockheed Martin's more than 100-year legacy developing cutting-edge technologies has made our name synonymous with innovation. Our transformation efforts and our investments are positioning our company to uphold that legacy.

Environmental, Social and Governance Priorities

Our stockholders and other stakeholders are increasingly focused on environmental, social, and governance (ESG) matters. The board recognizes the importance of building a sustainable corporation so we are actively engaged in overseeing the company's sustainability efforts. The feedback we get from our investors on the importance of these issues during our year-round engagement is integral to the Board's decision-making process and helps to inform our policies practices and disclosures. This year, we took steps to enhance our ESG practices and disclosures in several areas:

- We enhanced transparency of our diversity and inclusion progress by publishing our EEO-1 report data, and disclosing our goals to increase representation of women and people of color in our workforce and increase the hiring of veterans and people with disabilities, as disclosed in detail in our Sustainability Management Plan.
- We published our first Human Rights Report to further enhance the availability and transparency of information related to our human rights policies, procedures, initiatives and approach.
- We published our fourth-generation Go Green goals, including an ambitious new goal to significantly reduce emissions by 2030, as we consider additional capital investments and initiatives to accelerate our decarbonization progress.
- We continued to provide stakeholders with ESG data by publishing our 10th annual Sustainability Report in accordance with the Global Reporting Initiative (GRI) framework and making available a Sustainability Accounting Standards Board (SASB) report and a Climate-Related Risk and Opportunity Assessment based on the Task Force on Climate-Related Financial Disclosures (TCFD).
- We have continued to focus on board diversity and on ensuring our Board composition and skills are aligned with our strategy, with the addition of Patricia Yarrington and John Donovan to the Board during 2021, building on other recent refreshments.
- We have added a new section in the proxy statement to provide additional transparency about the company's political and public policy activities.

Shared Purpose

The challenges we have faced over the past year have underscored the importance of working with shared purpose. The foundation of our continued success will always be a commitment to our core values to – *Do What's Right, Respect Others, and Perform with Excellence*. These core values advance our mission to help our customers keep people safe.

We are grateful to serve on your behalf and thank you for your investments in Lockheed Martin. Your vote is important. We encourage you to promptly cast your vote in accordance with the Board's recommendations.

Sincerely, The Lockheed Martin Board of Directors

*   *From left to right: David B. Burritt, James O. Ellis, Jr., Vicki A. Hollub, Thomas J. Falk, Ilene S. Gordon, Daniel F. Akerson, James D. Taiclet, Debra L. Reed-Klages, Bruce A. Carlson, Patricia E. Yarrington, Jeh C. Johnson, John M. Donovan and Joseph F. Dunford, Jr.*

Notice of 2022 Annual Meeting of Stockholders

Lockheed Martin Virtual Annual Meeting

When:
Thursday, April 21, 2022, 9:00 a.m. EDT

Live Webcast Access:
Online audio webcast at: *www.meetnow.global/LMT2022*
(You may begin to log in at 8:30 a.m. EDT.)

Who Can Vote:
Stockholders of record at the close of business on February 25, 2022 are entitled to vote. Whether or not you plan to attend the Annual Meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described below. See pages 80-84 for additional information regarding accessing the Annual Meeting and how to vote your shares.

The 2022 Annual Meeting will be conducted online only through a live audio webcast via the Internet to facilitate stockholder attendance and to enable stockholders to participate fully and equally, regardless of size of holdings, resources, or physical location. We have enclosed our 2021 Annual Report to Stockholders. The report is not part of the proxy soliciting materials for the 2022 Annual Meeting. The Proxy Materials or a Notice of Internet Availability were first sent to stockholders on or about March 11, 2022.

We will consider the five proposals below and any other matters that may properly come before the meeting.

Voting Matters and Board Recommendations

Proposal 1
Election of 13 Director Nominees

→ See pages 7-15 for further information.

✓ **FOR each Director Nominee**

Proposal 2
Ratification of the Appointment of Ernst & Young LLP as our Independent Auditors for 2022

→ See pages 33-34 for further information.

✓ **FOR**

Proposal 3
Advisory Vote to Approve the Compensation of our Named Executive Officers (Say-on-Pay)

→ See page 36 for further information.

✓ **FOR**

Proposal 4
Stockholder Proposal to Reduce Threshold for Calling Special Stockholder Meetings

→ See pages 74-75 for further information.

✕ **AGAINST**

Proposal 5
Stockholder Proposal to Issue a Human Rights Impact Assessment Report

→ See pages 76-78 for further information.

✕ **AGAINST**

How to Vote in Advance:

 **Via Internet:**
At the website listed on the proxy card or voting instruction form you received.

 **By Telephone:**
Call 1-800-652-8683 in the U.S., Canada and Puerto Rico, 1-781-575-2300 for other locations, or the numbers provided on your voting instruction form.

 **By Mail:**
Mark, date and sign your proxy card or voting instruction form and return it in the accompanying postage prepaid envelope.

Your vote is extremely important. Please vote at your earliest convenience to ensure the presence of a quorum at the meeting. Promptly voting your shares in accordance with the instructions you receive will save the expense of additional solicitation.

Sincerely,

Maryanne R. Lavan

Maryanne R. Lavan
Senior Vice President, General Counsel and Corporate Secretary
March 11, 2022

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on April 21, 2022:

The 2022 Proxy Statement and 2021 Annual Report are available at *www.edocumentview.com/LMT*.

Table of Contents

Lockheed Martin. Your Mission is Ours.®

Lockheed Martin Corporation (the Company) (NYSE: LMT) is a global security and aerospace company principally involved in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services.

People

114,000
Total Employees

7,500+
International Employees

Nearly
60,000
Engineers, Scientists and Technologists

More than
one in five
employees is a veteran

Footprint

372
Facilities Globally



Corporate Headquarters:
Bethesda, Maryland

Space Headquarters:
Denver, Colorado

Aeronautics Headquarters:
Fort Worth, Texas

Missiles and Fire Control Headquarters:
Grand Prairie, Texas

Rotary and Mission Systems Headquarters:
Bethesda, Maryland

We have international employees in **51** countries

2022 Strategic Objectives

Mission First: Enhance defense, security, and scientific discovery by delivering reliable, innovative, and affordable solutions for our customers' most daunting challenges

Lead	Innovate	Drive	Grow
our industry with our customers to deliver superior 21st Century Security capability	to rapidly deliver capability through technology development, commercial technology application and new business models	operational excellence throughout the Company and efficiency throughout the industry	organically through franchise program captures, international expansion and through capital and acquisition investments that support our strategic goals

```
KEY ENABLERS
```

 DISCRIMINATING TECHNOLOGY

 DIGITAL TRANSFORMATION

 STRATEGIC PARTNERSHIPS

 FISCAL DISCIPLINE

 TALENT & CULTURE

Financial Strength (2021 Results)



71% from U.S. Government
$48.2 BILLION

28% International Customers
$18.4 BILLION

1% U.S. Commercial & Other
$455 MILLION

$67.0 Billion Net Sales

62%
Total Stockholder Return 2017-2021

8%
Increase to Annual Dividend

$6.3B
Net Earnings

Industry Leading Portfolio



$26.7B AERONAUTICS

$16.8B ROTARY AND MISSION SYSTEMS

$11.7B MISSILES AND FIRE CONTROL

$11.8B SPACE

2022 Tech Priorities

To enable Joint All-Domain Operations in a complex 21st century threat environment, Lockheed Martin is pursuing a vision to enable our customers to make all-domain decisions — land, sea, air, space and cyber — through advanced and resilient communications at a speed our adversaries can't match. To make this vision a reality, we are focusing our research and development investments and commercial relationships in areas that will give our customers a decisive advantage around the globe.



ARTIFICIAL INTELLIGENCE AND AUTONOMY | HYPERSONICS | DIRECTED ENERGY | EDGE COMPUTING | SPECTRUM DOMINANCE

Sustainability

At Lockheed Martin, we foster innovation, integrity and security to protect the environment, strengthen communities and propel responsible growth. We integrate environmental, social and governance practices throughout our business and our employees actively strengthen the quality of life where we live and work.

Climate Stewardship

Our commitment to sustainability includes a responsibility to mitigate climate risk and safeguard valuable resources.



47%
Reduction in Carbon Emissions per $ Gross Profit
2015 baseline

22%
Of Electricity Use Matched with Renewable Energy

Proxy Statement Summary

Corporate Governance Highlights

The Board seeks to identify candidates with knowledge or experience that will expand or complement its existing expertise to ensure the Board is aligned to the Company’s future strategic challenges and opportunities.

		Name, Age, Independence, Position and Other Public Boards	Tenure	Committees
Board Leadership		**James D. Taiclet,** 61 Chairman, President & CEO, Lockheed Martin Corporation	2018	
Board Leadership; Committee Leadership; Independent Directors		**Daniel F. Akerson,** 73, **Independent Lead Director** Retired Chairman & CEO, General Motors Company	2014	N*
Committee Leadership; Independent Directors		**James O. Ellis, Jr.,** 74 Retired President & CEO, Institute of Nuclear Power Operations *Director at Dominion Energy, Inc. (Finance & Risk Oversight; Audit Chair; Nominating & Governance)*	2004	A C*
Committee Leadership; Independent Directors		**Thomas J. Falk,** 63 Retired Chairman & CEO, Kimberly-Clark Corporation	2010	A* M
Committee Leadership; Independent Directors		**Ilene S. Gordon,** 68 Retired Chairman & CEO, Ingredion Incorporated *Director at International Paper Company (Presiding Director; Governance Chair; Executive; Management Development & Compensation); International Flavors & Fragrances, Inc. (Human Capital & Compensation)*	2016	A M*
Independent Directors		**David B. Burritt,** 66 President & CEO, United States Steel Corporation (U.S. Steel) *Director at U.S. Steel (Executive)*	2008	A N
Independent Directors		**Bruce A. Carlson,** 72 Retired United States Air Force General	2015	C N
Independent Directors	NEW	**John M. Donovan,** 61 Retired CEO, AT&T Communications, LLC *Palo Alto Networks (Lead Independent Director; Nominating & Governance Chair; Compensation and People; Security)*	2021	C
Independent Directors		**Joseph F. Dunford, Jr.,** 66 Senior Managing Director & Partner of Liberty Strategic Capital; Retired United States Marine Corps General; Former Chairman of the Joint Chiefs of Staff *Director at Satellogic Inc.*	2020	C N
Independent Directors		**Vicki A. Hollub,** 62 President & CEO, Occidental Petroleum Corporation *Director at Occidental*	2018	M N
Independent Directors		**Jeh C. Johnson,** 64 Partner at Paul, Weiss, Rifkind, Wharton & Garrison LLP; Former Secretary of Homeland Security *Director at U.S. Steel (Compensation & Organization; Corporate Governance & Sustainability)*	2018	C N
Independent Directors		**Debra L. Reed-Klages**, 65 Retired Chairman, President & CEO, Sempra Energy *Director at Chevron Corporation (Audit Chair); Caterpillar Inc. (Compensation & Human Resources)*	2019	A M
Independent Directors	NEW	**Patricia E. Yarrington,** 65 Retired Chief Financial Officer, Chevron Corporation	2021	A M

A Audit
C Classified Business and Security
M Management Development and Compensation
N Nominating and Corporate Governance
***** Chair

BOARD DIVERSITY

38% Gender and Ethnic Diversity

4 Female Directors
1 African-American Director

BOARD INDEPENDENCE

92% Independent Directors

BOARD REFRESHMENT

7 New Directors in Past 5 Years

7 Directors 0-5 years
3 Directors 6-10 years
3 Directors 11+ years
6 Years Average Tenure

66 Average Age

7 60 – 65
3 66 – 70
3 71 – 75
75 Mandatory Retirement Age

GLOBAL EXPERIENCE

13 Directors have board leadership experience with multinational companies or internationally.

CEO LEADERSHIP EXPERIENCE

7 Directors are current or former public company CEOs who add to the effectiveness of the Board through leadership experience in large, complex organizations and expertise in corporate governance, strategic planning and risk management.

GOVERNMENT EXPERIENCE

4 Directors have served in senior government or military positions and provide industry experience and insight into our core customers and governments around the world.

VETERANS OF THE U.S. ARMED FORCES

5 Directors are military veterans.

Board Effectiveness

Our Board takes a multi-faceted approach to continually assess Board composition and evaluate effectiveness.

Practices contributing to board effectiveness	Skills enhanced in the past 5 Years:
✔ Identification of Diverse Board Candidates ✔ Rotation of Board Committee Assignments ✔ Annual Performance Assessments ✔ Robust Onboarding and Continuing Education ✔ Tenure and Overboarding Guidelines	Innovation, information technology and cybersecurity Industry and customer experience Environment, safety and sustainability expertise Enterprise risk management Global organization experience
Meaningful Refreshment The Board has added 7 new directors in the past 5 years.	

Our Alignment with Governance Standards

In 2018, we signed on to the **Commonsense Principles 2.0**, which are intended to provide a basic framework for sound, long-term oriented governance. Our governance practices also comply with the **Investor Stewardship Group (ISG) Corporate Governance Principles for U.S. Listed Companies**. Below we identify each of the ISG's governance principles and how our practices are aligned.

Boards are accountable to stockholders	Boards should be responsive to stockholders and be proactive in order to understand their perspectives
✔ Annual election of directors ✔ Majority voting standard for uncontested director elections ✔ Directors not receiving majority support must tender resignation to Board for consideration ✔ Market-standard proxy access right for stockholders ✔ No poison pill ✔ Full disclosure on corporate governance and board practices	✔ Proactive, year-round engagement with stockholders, including participation of independent Lead Director ✔ Engagement topics during 2021 included Board composition, diversity and refreshment, stockholder rights, climate risks and related climate change goals, workforce diversity and inclusion, executive compensation, human rights and our inaugural Human Rights Report, lobbying and political spending and other environmental, social and governance (ESG) matters

Boards should adopt structures and practices that enhance their effectiveness	
✔ 12 of 13 directors are independent ✔ Four directors are women; one is an African-American male ✔ Significant Board refreshment ✔ Directors reflect a diverse mix of skills and experience ✔ All Board committees are fully independent	✔ Annual Board and committee self-assessments ✔ Board access to officers and employees ✔ 2021 Board attendance greater than 99% ✔ Overboarding policy enhanced in 2021 to further ensure Board members can devote sufficient time to the Company

Boards should have strong, independent leadership	Stockholders should be entitled to voting rights in proportion to their economic interest	Boards should develop management incentive structures that are aligned with the long-term strategy of the company
✔ Engaged independent Lead Director ✔ Annual review of Board leadership structure ✔ Independent chairs of all Board committees	✔ One class of voting stock ✔ "One share, one vote" standard	✔ Compensation programs actively reviewed by the Board and include short- and long-term goals tied to the long-range plan and that underpin our long-term strategy

Stockholder Outreach

In seeking stockholder perspectives, our senior management team offered during 2021 to engage with a cross section of stockholders representing over a majority of our outstanding shares and engaged with stockholders representing over 47% of our outstanding shares. Our consistent, active and year-round dialogue with stockholders, proxy advisory firms and other stakeholders enables our Board to consider a broad range of viewpoints in boardroom discussions. Please see the summary above of principal governance-related engagement topics during 2021.

Engagement Highlights

60+
Engagements

30+
Stockholders

47+%
Outstanding Stock (as of December 31, 2021)

Executive Compensation Highlights

A substantial portion of compensation paid to our named executive officers (NEOs) is performance-based. We use the 50th percentile of our comparator group to set target compensation but allow for payments to exceed or fall below the target level based upon actual performance. This outcome is consistent with our pay-for-performance philosophy to set pay and targets at market levels, but pay incentive compensation that reflects actual performance.

Our 2021 performance reflected achievements in a number of critical strategic and operational goals, while recognizing some financial headwinds we faced during 2021. Commensurately, our annual incentive plan paid out at 125% of target. Our 2019-2021 Long-Term Incentive (LTI) Plans paid out above target level reflecting our strong three-year performance, including significant cash generation and return on invested capital. The Board did not make any modifications to our compensation programs or any discretionary adjustments in response to COVID-19.

2021 CEO Target Opportunity Mix



2021 Annual Incentive

Component Weightings and Achievements



2019-2021 LONG-TERM INCENTIVES

Component Weightings and Achievements



* See Non-GAAP measures in Appendix A for an explanation of "Segment Operating Profit," "Return on Invested Capital (ROIC)," and "Performance Cash" and our forward-looking statements concerning future performance or goals for future performance.

Compensation Best Practices

 **Best Practices in Our Programs**

- Pay aligns with performance
- Market-based (50th percentile) approach for determining NEO target pay levels
- Caps on annual and long-term incentives, including when Total Stockholder Return (TSR) is negative
- Enhanced clawback policy on variable pay
- Double-trigger provisions for change in control
- Robust stock ownership requirements
- Low equity burn rate and dilution
- No payment of dividends or dividend equivalents on unvested equity awards
- Diversity and inclusion measures included in the strategic and operational goals under our Annual Incentive Plan

 **Practices We Do Not Engage In or Allow**

- No employment agreements
- No option backdating, cash-out of underwater options or repricing (no employee options granted since 2012)
- No excise tax assistance (gross-ups) upon a change in control
- No tax gross-ups on personal use of corporate aircraft
- No individual change in control agreements
- No automatic acceleration of unvested incentive awards in the event of termination
- No enhanced retirement formula or inclusion of long-term incentives in pensions
- No enhanced death benefits for executives
- No hedging or pledging of Company stock

Sustainability

Sustainability Mission

Our sustainability mission is to foster innovation, integrity and security to protect the environment, strengthen communities and propel responsible growth.

Sustainability Governance Structure

We take an integrated approach to managing corporate culture, ethics and business integrity, governance, and sustainability issues through a risk management lens. Oversight of ESG matters follows our formal sustainability governance structure. This structure includes our Nominating and Corporate Governance Committee (Governance Committee), the Sustainability Leadership Council and the Sustainability Management Team, that guide and implement our Sustainability Management Plan (SMP). The Governance Committee is chartered by the Board of Directors to lead its oversight responsibilities relating to the Company's ethical conduct, human rights, environmental stewardship, corporate culture, philanthropy, workforce diversity, health and safety.

Relevant Issues and Strategic Priorities

Throughout 2021, we focused on four key sustainability priorities, which are set forth below. These four priorities include ESG topics that represent stakeholder priorities and drivers of long-term value creation. The independent directors who serve on the Governance Committee review performance against the SMP, a set of targets that correspond to objectives associated with our four core sustainability priorities. The Governance Committee also approves the Company's Code of Conduct and annual Sustainability Report, which are available on our website.

In April 2022, we will publish our first progress update on our 2025 SMP, which was publicly released in our 2020 Sustainability Report. The 2025 SMP follows our 2020 SMP and is comprised of new goals and key performance indicators (KPIs) that reflect the stakeholder feedback we received, internal and external trends, and the continued evolution of our business to create value well into the future. These metrics help focus our efforts in the areas that provide value to our stakeholders and our business. Details of our 2025 SMP and highlights of our 2021 progress are provided on page 31.



Our Sustainability Governance Structure



Board of Directors

Monitors the Company's adherence to our Code of Ethics and Business Conduct and oversees performance in corporate sustainability, employee safety and health, ethical business practices and diversity and inclusion.

Chairman, President and CEO

Nominating and Corporate Governance Committee



Executive Leadership Team

Oversees the sustainability program and enables Business Areas and functions to pursue and implement opportunities and practices that support the sustainability policy.

Chief Operating Officer

Chief Financial Officer

SVP Business Functions

Executive VP Business Areas



Sustainability Leadership Council

Chair: SVP Ethics and Enterprise Assurance

Guides Lockheed Martin sustainability efforts and provides input to SMP execution.

Vice President representatives of the Business Areas and Corporate Functions



Sustainability Management Team

Chair: Senior Manager, Corporate Sustainability

Reviews SMP progress, reviews opportunities for program enhancement and shares internal and external insights and best practices.

Directors and Senior Managers responsible for functions related to specific SMP Goals

 The Board unanimously recommends a vote FOR each of the director nominees.

Board Composition, Qualifications and Diversity

We have no agreements obligating the Company to nominate a particular candidate as a director, and none of our directors represents a special interest or a particular stockholder or group of stockholders.

Commitment to Board Diversity

At Lockheed Martin, we recognize diversity and inclusion as a business imperative and strategic asset to our investors. We believe that our business accomplishments are a result of the efforts of our employees around the world, and that a diverse employee population will result in a better understanding of our customers' needs. Our success with a diverse workforce also informs our views about the value of a board of directors that has persons of diverse skills, experiences and backgrounds. Diversity in skills and backgrounds ensures that the widest range of options and viewpoints are expressed in the boardroom. To this end, the Board seeks to identify candidates with areas of knowledge or experience that will expand or complement the Board's existing expertise in overseeing a technologically advanced global security and aerospace company. While the Company does not have a formal policy on Board diversity, our Corporate Governance Guidelines (Governance Guidelines) place an emphasis on diversity, and our Governance Committee actively considers diversity in the recruitment and nominations of director candidates. The current composition of our Board and recent refreshment reflects those efforts and the importance of diversity to our Board. We added seven new directors in the past five years, including three women and one African-American male.

Our Director Tenure Guidelines

Our Board believes that a balance of director diversity and tenure is a strategic asset to our investors. The range of our Board's tenure encompasses directors who have institutional knowledge of Lockheed Martin and the competitive environment, complemented by newer directors with varied backgrounds and skills and fresh perspectives.

Mandatory Retirement Age	A director must retire at the annual meeting following their 75th birthday.
Term Limits	We do not have term limits for directors as we believe implementing term limitations may prevent the Board from taking advantage of insight that longer tenure brings.
Employment Change	Directors should expect to resign upon any significant change in principal employment or responsibilities.
Failed Election	Directors must offer to resign as a result of a failed stockholder vote under majority voting policy.

Board Attendance

In 2021, the Board met a total of ten times. Directors are expected to attend all Board meetings and meetings of the committees on which they serve. All directors on the Board during 2021 attended more than 75 percent of the total Board and committee meetings to which they were assigned and overall attendance was greater than 99 percent. Board members are also encouraged to attend the annual meeting of stockholders and all director nominees for the 2021 annual meeting attended the 2021 annual meeting.

99%

Average attendance of directors as a group at Board and committee meetings during 2021

Summary of Director Nominees' Core Competencies

The following chart summarizes the core competencies that the Board considers valuable to effective governance and successful oversight of our corporate strategy and illustrates how the current Board members individually and collectively represent these key competencies. The lack of an indicator for a particular item does not mean that the director does not possess that qualification, skill or experience, rather, the indicator represents that the item is a core competency of that director.

SKILLS AND EXPERIENCE

	AKERSON	BURRITT	CARLSON	DONOVAN	DUNBORD	ELLIS	FALK	GORDON	HOLLUB	JOHNSON	REED-KLAGES	TAICLET	YARRINGTON
CEO LEADERSHIP EXPERIENCE — CEO public company leadership that contributes to the understanding and oversight of large complex organizations	●	●					●	●	●		●	●	
ENVIRONMENTAL, SAFETY & SUSTAINABILITY — Strengthens the Board's oversight of climate risks and our environmental, safety and sustainability initiatives		●					●	●	●		●		●
HUMAN CAPITAL MANAGEMENT — Contributes to our strategy to attract, motivate and retain a highly qualified workforce, including executives	●	●	●	●	●	●	●	●	●	●	●	●	●
FINANCIAL EXPERT — Meets the Securities and Exchange Commission's (SEC) criteria as an independent "audit committee financial expert"	●	●	●				●	●	●	●	●	●	●
MANUFACTURING — Contributes to the understanding of the challenges of complex manufacturing	●	●	●	●			●	●	●		●	●	●
GOVERNMENT / MILITARY EXPERIENCE — Contributes to the understanding of our customers and the relevant policy issues	●		●		●	●				●		●	
GLOBAL EXPERIENCE — Contributes to the understanding of operations and business strategy abroad	●	●	●	●	●	●	●	●	●	●	●	●	●
ENGINEERING, TECHNOLOGY & INNOVATION — Contributes to the understanding of key technology imperatives				●		●	●	●			●	●	
RISK MANAGEMENT — Contributes to the identification, assessment and mitigation of risks facing the Company	●	●	●	●	●	●	●	●	●	●	●	●	●
CYBERSECURITY / INFORMATION TECHNOLOGY — Contributes to the understanding and oversight of cybersecurity threats and digital transformation				●	●	●				●		●	
OTHER BOARD DEMOGRAPHICS													
Caucasian/White	●	●	●	●	●	●	●	●	●		●	●	●
African American/Black										●			
Veterans of the U.S. Armed Forces	●		●		●	●						●	
Gender (Male/Female)	M	M	M	M	M	M	M	F	F	M	F	M	F
Age	73	66	72	61	66	74	63	68	62	64	65	61	65
Tenure (rounded years)	8	14	7	0	2	17	12	6	4	4	2	4	1

Director Nominees



Daniel F. Akerson

Age 73

Director since 2014
Independent Lead Director

Committees
Nominating and Corporate Governance, Chair

Other Current Boards
None

Biography

Vice Chairman of The Carlyle Group from March 2014 to December 2015. Mr. Akerson was Chairman of the Board of Directors and Chief Executive Officer of General Motors Company from January 2011 until his retirement in January 2014. Prior to joining General Motors, he was a Managing Director of The Carlyle Group, serving as the Head of Global Buyout from July 2009 to August 2010 and as Co-Head of U.S. Buyout from June 2003 to June 2009. Mr. Akerson previously served as Chairman of the U.S. Naval Academy Foundation from 2015 until 2021 and served on the board of directors of KLDiscovery Inc. from December 2019 until January 2020 and CommScope Holding Company, Inc. from April 2019 until December 2020.

Skills, Qualifications and Core Competencies

- Core leadership skills and experience with the demands and challenges of the global marketplace
- Extensive operating, marketing and senior management experience in a succession of major companies in challenging, highly competitive industries
- Enterprise risk management, financial, investment and mergers and acquisitions expertise

 CEO Leadership Experience	 Human Capital Management	 Financial Expert
 Manufacturing	 Government/Military Experience	 Global Experience
 Risk Management		



David B. Burritt

Age 66

Director since 2008
Independent Director

Committees
Audit; Nominating and Corporate Governance

Other Current Boards*
U.S. Steel

Biography

President and Chief Executive Officer of United States Steel Corporation (U.S. Steel) since May 2017. Mr. Burritt also was named to U.S. Steel's board of directors at that time. Mr. Burritt previously served as President and Chief Operating Officer of U.S. Steel from February 2017 to May 2017; Chief Financial Officer from September 2013 to May 2017; and Executive Vice President from September 2013 to February 2017. Prior to joining U.S. Steel, Mr. Burritt served as Chief Financial Officer of Caterpillar Inc. until his retirement in 2010, after more than 32 years with the company.

Skills, Qualifications and Core Competencies

- Expertise in public company accounting, risk management, disclosure, financial system management, manufacturing and commercial operations and business transformation from roles as CEO and CFO at U.S. Steel and CFO and Controller at Caterpillar Inc.
- Over 40 years' experience with the demands and challenges of the global marketplace from his positions at U.S. Steel and Caterpillar Inc.

 CEO Leadership Experience	 Environmental, Safety & Sustainability	 Human Capital Management
 Financial Expert	 Manufacturing	 Global Experience
 Risk Management		

* Outside public board committees are listed in the Proxy Summary on page 3.



Bruce A. Carlson

Age 72

Director since 2015
Independent Director

Committees
Classified Business and
Security; Nominating
and Corporate
Governance

Other Current Boards
None

Biography

Retired U.S. Air Force General, Mr. Carlson has been chairman of Utah State University's Space Dynamics Laboratory Guidance Council since June 2013 and chairman of its board of directors since 2018. Previously, Mr. Carlson served as the 17th Director of the National Reconnaissance Office from 2009 until 2012. He retired from the U.S. Air Force in 2009 after more than 37 years of service, including service as Commander, Air Force Materiel Command at Wright-Patterson AFB, Ohio, Commander, Eighth Air Force at Barksdale AFB, Louisiana; and Director for Force Structure, Resources and Assessment (J-8) for the Joint Staff. Mr. Carlson previously served on the board of directors of Benchmark Electronics Inc. from July 2017 until October 2021.

Skills, Qualifications and Core Competencies

- Industry-specific expertise and knowledge of our core customer, including aircraft and satellite development and acquisition experience from his service in senior leadership positions with the military
- Experience with the demands and challenges associated with managing large organizations from his service as a Commander and Joint Staff Director of the Joint Chiefs and the National Reconnaissance Office
- Skilled in executive management, logistics and military procurement

 Human Capital Management

 Manufacturing

 Government/Military Experience

 Global Experience

 Risk Management



John M. Donovan

Age 61

Director since 2021
Independent Director

Committees
Classified Business and
Security

Other Current Boards*
Palo Alto Networks

Biography

Retired Chief Executive Officer of AT&T Communications, LLC, a wholly-owned subsidiary of AT&T Inc. Mr. Donovan served as CEO from August 2017 until his retirement in October 2019. He was Chief Strategy Officer and Group President of AT&T Technology and Operations from January 2012 through August 2017, and Chief Technology Officer of AT&T Inc. from April 2008 through January 2012. He is chair of the President's National Security Telecommunications Advisory Committee.

Skills, Qualifications and Core Competencies

- Expertise in technology and innovation, including the transition to 5G networks
- Skilled in overseeing global information, software development, supply chain, network operations and big data organizations
- Experience in cybersecurity, artificial intelligence and machine learning

 Human Capital Management

 Financial Expert

 Manufacturing

 Global Experience

 Engineering, Technology & Innovation

 Risk Management

 Cybersecurity/ Information Technology

* Outside public board committees are listed in the Proxy Summary on page 3.



Joseph F. Dunford, Jr.

Age 66

Director since 2020
Independent Director

Committees
Classified Business and Security; Nominating and Corporate Governance

Other Current Boards
Satellogic Inc.

Biography

Retired U.S. Marine Corps General, Mr. Dunford has served as a senior managing director and partner of Liberty Strategic Capital and as a member of the firm's investment committee since February 2022. Previously, he served as the 19th Chairman of the Joint Chiefs of Staff from 2015 until his retirement in September 2019. His previous assignments include serving as the 36th Commandant of the Marine Corps and the Commander of all U.S. and NATO Forces in Afghanistan. He is a Senior Fellow at the Belfer Center, Harvard University, and Chairman of the Board of the Semper Fi and America's Fund.

Skills, Qualifications and Core Competencies
- Industry-specific expertise and knowledge of our core customer from his service in senior leadership positions with the military
- Experience with the demands and challenges associated with managing large organizations from his service as a Commander and Chairman of the Joint Chiefs of Staff
- Skilled in executive management, logistics, military procurement and cybersecurity threats

 Human Capital Management

 Government/Military Experience

 Global Experience

 Risk Management

 Cybersecurity/ Information Technology



James O. Ellis, Jr.

Age 74

Director since 2004
Independent Director

Committees
Audit; Classified Business and Security, Chair

Other Current Boards*
Dominion Energy, Inc.

Biography

Retired U.S. Navy Admiral, Mr. Ellis has served as an Annenberg Distinguished Fellow at the Hoover Institution at Stanford University since 2014. Previously, he served as President and Chief Executive Officer of the Institute of Nuclear Power Operations from May 2005 until his retirement in May 2012. Mr. Ellis retired from active duty in July 2004 after serving as Admiral and Commander, United States Strategic Command, Offutt Air Force Base, Nebraska. He formerly served as a director of Level 3 Communications, Inc. from March 2005 to November 2017.

Skills, Qualifications and Core Competencies
- Industry-specific expertise and knowledge of our core customers from his service in senior leadership positions with the military and the private sector
- Expertise in aeronautical and aerospace engineering, information technology and emerging energy issues
- Skilled in enterprise risk management
- Over 40 years' experience in managing and leading large and complex technology-focused organizations, in large part as a result of serving for 35 years as an active-duty member of the United States Navy

 Human Capital Management

 Government/Military Experience

 Global Experience

 Engineering, Technology & Innovation

 Risk Management

 Cybersecurity/ Information Technology

*   Outside public board committees are listed in the Proxy Summary on page 3.



Thomas J. Falk

Age 63

Director since 2010
Independent Director

Committees
Audit, Chair;
Management
Development and
Compensation

Other Current Boards
None

Biography

Executive Chairman of Kimberly-Clark Corporation from January 2019 through December 2019. Having served 36 years at Kimberly-Clark Corporation, Mr. Falk was Chairman of the Board and Chief Executive Officer from 2003 until December 2018; Chief Executive Officer from 2002 and President and Chief Operating Officer from 1999 to 2002.

Skills, Qualifications and Core Competencies

- Experience with the demands and challenges associated with managing global organizations from his experience as Chairman and Chief Executive Officer of Kimberly-Clark Corporation
- Knowledge of financial system management, public company accounting, disclosure requirements and financial markets
- Manufacturing, human capital management, compensation, governance and public company board experience

 CEO Leadership Experience    Environmental, Safety & Sustainability    Human Capital Management

 Financial Expert    Manufacturing    Global Experience

 Risk Management

---



Ilene S. Gordon

Age 68

Director since 2016
Independent Director

Committees
Audit; Management
Development and
Compensation, Chair

Other Current Boards*
International Paper
Company; International
Flavors & Fragrances,
Inc.

Biography

Executive Chairman of the Board of Ingredion Incorporated from January 2018 through July 2018. Previously, Ms. Gordon was Chairman of the Board, President and Chief Executive Officer of Ingredion Incorporated from May 2009 through December 2017. Ingredion Incorporated is a publicly traded corporation manufacturing food ingredients globally.

Skills, Qualifications and Core Competencies

- Experience with the demands and challenges associated with managing global organizations from her experience as Chairman, President and Chief Executive Officer of Ingredion Incorporated
- Knowledge of financial system management, public company accounting, disclosure requirements and financial markets
- Marketing, human capital management, compensation, governance and public company board experience

 CEO Leadership Experience    Environmental, Safety & Sustainability    Human Capital Management

 Financial Expert    Manufacturing    Global Experience

 Engineering, Technology & Innovation    Risk Management

---

* Outside public board committees are listed in the Proxy Summary on page 3.



Vicki A. Hollub

Age 62

Director since 2018
Independent Director

Committees
Management Development and Compensation; Nominating and Corporate Governance

Other Current Boards
Occidental

Biography

President and Chief Executive Officer of Occidental Petroleum Corporation (Occidental), an international oil and gas exploration and production company, since April 2016. Having served more than 30 years at Occidental, Ms. Hollub served as President and Chief Operating Officer from 2015 to 2016; Senior Executive Vice President, Occidental and President, Oxy Oil and Gas - Americas from 2014 to 2015, and Executive Vice President, Occidental and Executive Vice President, U.S. Operations and Oxy Oil and Gas from 2013 to 2014.

Skills, Qualifications and Core Competencies

- Broad insight and experience with the demands and challenges associated with managing global organizations from her experience as President and Chief Executive Officer of Occidental and more than three decades in executive and operational roles
- Expertise in the Middle East region and Latin America
- Skilled in enterprise risk management, environmental, safety and sustainability

 CEO Leadership Experience	 Environmental, Safety & Sustainability	 Human Capital Management
 Financial Expert	 Manufacturing	 Global Experience
 Engineering, Technology & Innovation	 Risk Management	



Jeh C. Johnson

Age 64

Director since 2018
Independent Director

Committees
Classified Business and Security; Nominating and Corporate Governance

Other Current Boards*
U.S. Steel

Biography

Partner at the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP since January 2017. Previously, Mr. Johnson served as U.S. Secretary of Homeland Security from December 2013 to January 2017; and as General Counsel of the U.S. Department of Defense and as General Counsel of the U.S. Department of the Air Force. Mr. Johnson is presently a director of the Council on Foreign Relations, and formerly served as a director of PG&E Corporation from May 2017 to March 2018.

Skills, Qualifications and Core Competencies

- Expertise in national security, leadership development and organizational preparedness from his service as U.S. Secretary of Homeland Security
- Industry-specific expertise and insight into our core customers, including requirements for acquisition of products and services, from prior senior leadership positions with the military
- Experience with large organization management and assessing human resources, equipment, cybersecurity, and financial requirements, as well as reputational risks

 Human Capital Management	 Government/Military Experience	 Global Experience
 Risk Management	 Cybersecurity/ Information Technology	

*   Outside public board committees are listed in the Proxy Summary on page 3.



Debra L. Reed-Klages

Age 65

Director since 2019
Independent Director

Committees
Audit; Management
Development and
Compensation

Other Current Boards*
Chevron Corporation
Caterpillar Inc.

Biography

Retired in December 2018 as Executive Chairman of Sempra Energy. She served as Chairman, President and Chief Executive Officer of Sempra Energy from March 2017 to May 2018, Chairman and Chief Executive Officer of Sempra Energy from December 2012 to March 2017 and Chief Executive Officer of Sempra Energy from June 2011 to December 2012. Previously, Ms. Reed-Klages served as an Executive Vice President of Sempra Energy and as President and Chief Executive Officer of SDG&E and SoCalGas, Sempra Energy's regulated California utilities. She was also previously President, Chief Operating Officer and CFO of SDG&E and SoCalGas. She previously served on the boards of directors of Halliburton Company from January 2001 to September 2018 and Oncor Electric Delivery Company LLC during 2018.

Skills, Qualifications and Core Competencies

- Experience with the demands and challenges associated with managing global organizations from her experience as Chairman, President and Chief Executive Officer of Sempra Energy
- Skilled in enterprise risk management, environmental, safety and sustainability
- Knowledge of financial system management, compensation, governance and public company board experience

 CEO Leadership Experience    Environmental, Safety & Sustainability    Human Capital Management

 Financial Expert    Manufacturing    Global Experience

 Engineering, Technology & Innovation    Risk Management

---



James D. Taiclet

Age 61

Director since 2018
Chairman, President and CEO

Committees
None

Other Current Boards
None

Biography

Chairman since March 2021 and President and Chief Executive Officer of Lockheed Martin since June 2020. Previously, Mr. Taiclet served as Chairman, President and Chief Executive Officer of American Tower Corporation from February 2004 until March 2020 and Executive Chairman from March 2020 to May 2020. Previously, Mr. Taiclet served as President of Honeywell Aerospace Services, a unit of Honeywell International and Vice President, Engine Services at Pratt & Whitney, a unit of United Technologies Corporation.

Skills, Qualifications and Core Competencies

- Effective leadership and executive experience as Chairman, President and CEO of American Tower Corporation
- Expertise in management at large-scale, multinational corporations, including regulatory compliance, corporate governance, capital markets and financing, strategic planning and investor relations
- Industry-specific expertise from service as a U.S. Air Force officer and pilot and as an executive at Honeywell Aerospace Services and Pratt & Whitney

 CEO Leadership Experience    Human Capital Management    Financial Expert

 Manufacturing    Government/Military Experience    Global Experience

 Engineering, Technology & Innovation    Risk Management    Cybersecurity/ Information Technology

---

* Outside public board committees are listed in the Proxy Summary on page 3.



Patricia E. Yarrington

Age 65

Director since 2021
Independent Director

Committees
Audit; Management
Development and
Compensation

Other Current Boards
None

Biography

Retired Vice President and Chief Financial Officer of Chevron Corporation, one of the world's leading integrated energy companies. Ms. Yarrington served as CFO of Chevron from January 2009 until her retirement in March 2019. During her 38 years at Chevron, she also served as Vice President and Treasurer from 2007 through 2008, Vice President of Policy, Government and Public Affairs from 2002 to 2007 and Vice President of Strategic Planning from 2000 to 2002. Previously, Ms. Yarrington served on the boards of directors of Chevron Phillips Chemical Company LLC (a 50-50 joint venture with Phillips 66) and the Federal Reserve Bank of San Francisco, serving as the Chairman of the Bank's board from 2013 to 2014.

Skills, Qualifications and Core Competencies

- Expertise in public company accounting, risk management, disclosure, and financial system management from her role as CFO at Chevron
- Over 38 years' experience with the demands and challenges of the global marketplace from her positions at Chevron

 Environmental, Safety &
Sustainability

 Human Capital
Management

 Financial Expert

 Manufacturing

 Global Experience

 Risk Management

Board Effectiveness, Evaluations and Refreshment

Our Board seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture that encourages diverse, independent thought and intelligent debate on critical matters to achieve a higher level of success for the Company and its stockholders. We take a comprehensive, year-round view of our Board composition. Having the right mix of people who bring diverse perspectives, business and professional experiences and competencies as well as professional integrity, sound judgment and collegiality, provides a foundation for robust dialogue, informed advice and collaboration in the boardroom.

Governance Committee Review of Board Candidates

The Board seeks a diverse group of candidates who, at a minimum, possess the background, skills, expertise, competencies and time to make a significant contribution to the Board. Our Governance Guidelines (available at *www.lockheedmartin.com/corporate-governance*) list criteria against which candidates may be judged. In addition, the Governance Committee considers, among other things:

- input from the Board's self-assessment process to prioritize areas of expertise that were identified;
- investor feedback and perceptions;
- alignment of the candidates' skills and competencies to the Company's future strategic challenges and opportunities;
- the needs of the Board in light of expected Board retirements or resignations; and
- a balance between public company and government customer-related experience.

When identifying and selecting director nominees, the Governance Committee screens and recommends candidates for nomination by the full Board. The Governance Committee uses a variety of methods to help identify potential board candidates with the desired skills and background needed for the Company's business, including informal networks, internal resources and other channels. The Governance Committee considers both the short- and long-term strategies of the Company to determine what current and future skills and experience are required of the Board in exercising its oversight function and in the context of our strategic priorities. Our internal executive search team compiles a list of prospective director candidates reflecting the Board's criteria, qualifications and experience, keeping in mind its commitment to diversity. Candidates (including Ms. Yarrington and Mr. Donovan) are identified from this source pool by the Chairman and the Governance Committee and may be interviewed by the Chairman and independent Lead Director, who chairs the Governance Committee.

Board Refreshment



Since 2018:

7 new directors, including

3 women directors and

1 African-American director

- **2018**
  3 new directors

- **2019**
  1 new director

- **2020**
  1 new director

- **2021**
  2 new directors

For incumbent directors, the Governance Committee also considers attendance, past performance on the Board, the director's other time commitments, and contributions to the Board and their respective committees. The Bylaws currently provide that the size of the Board may range from 10 to 14 members.

Director candidates also may be identified by stockholders and will be evaluated under the same criteria applied to other director nominees and considered by the Governance Committee. Information on the process and requirements for stockholder nominees may be found in Sections 1.10 and 1.11 of our Bylaws (available at *www.lockheedmartin.com/corporate-governance).*

Board Committee Assignments

In February of each year, the Governance Committee reviews the membership, tenure, leadership and commitments of each of the committees and considers possible changes given the qualifications and skill sets of members on the Board or a desire for committee rotation or refreshment. The Governance Committee also takes into consideration the membership requirements and responsibilities set forth in each of the respective committee charters and the Governance Guidelines as well as any upcoming vacancies on the Board due to our mandatory retirement age. The Governance Committee recommends to the Board any proposed changes to committee assignments and leadership to be made effective at the next annual meeting of stockholders. The Governance Committee also reviews the operation of the Board generally, and based on its recommendations and based on Board feedback, we have reduced the number of committees from seven to four since 2018. In making these changes, the Board considered survey data which showed that four standing committees is most prevalent among our peer companies.

Annual Performance Assessment

The Board conducts a self-assessment of its performance and effectiveness as well as that of its committees on an annual basis. The self-assessment helps the Governance Committee to track progress in certain areas targeted for improvement from year-to-year and to identify ways to enhance the Board's and its committees' effectiveness. The evaluation process includes the following steps:

1 **Annual Written Questionnaire**	Open-ended questions to solicit candid feedback. Topics covered include: • Board meeting content and virtual format; • Board culture; • Board leadership structure; • Board composition, selection and diversity; • Potential skills gaps for identifying board candidates; • Committee effectiveness; • Evaluation of risks, including COVID-19 response; and • Peer assessment to elicit feedback on the performance of individual directors.
2 **One-on-One Discussions with Independent Lead Director**	The independent Lead Director conducts separate, one-on-one discussions with each director to discuss any additional feedback or perspectives.
3 **Committee/Board Private Sessions**	The Governance Committee and each other committee and the full Board review the results of the evaluations in private session. The Board discussion is led by the independent Lead Director. Apart from the annual discussion, an executive session is scheduled at each meeting and any feedback from the independent directors is communicated to the Chairman by the Lead Director.
4 **Feedback Incorporated**	• Prioritization of Board discussion time with continued use of executive sessions • Incorporate virtual meeting opportunities into the future Board schedule • Added additional classified program reviews • Added additional directors with financial and capital allocation, environmental and sustainability, risk management, cybersecurity, technology and innovation experience

Onboarding and Continuing Education

New directors are provided a comprehensive orientation about the Company, including our business operations, strategy and governance. New directors have one-on-one sessions with the CEO, other directors and other members of senior management. Members of our senior management regularly review with the Board the operating plan of each of our business segments and the Company as a whole. The Board also conducts periodic site visits to our facilities as part of its regularly scheduled Board meetings and directors are encouraged to visit sites on an ad hoc basis and meet one-on-one with members of senior management and other employees. Directors are encouraged to attend outside director continuing education programs sponsored by educational and other institutions to assist them in staying abreast of developments in corporate governance and critical issues relating to the operation of public company boards.

Corporate Governance

Good governance is integral to achieving long-term stockholder value. The Board's primary role is to oversee management and represent the interests of stockholders. Directors attend Board and committee meetings and between meetings interact with the CEO, the independent Lead Director and other members of management and are available to provide advice and counsel to management.

Board Leadership Structure

The Board believes that the independent Board members should have the flexibility to respond to changing circumstances and choose the board leadership structure that best fits the then-current situation. As a result, the roles of the Chairman and the CEO have been split from time to time to facilitate leadership transitions, while at other times the roles have been combined. The independent directors elected Mr. Taiclet as Chairman in March 2021. Prior to that, the roles were separated while Ms. Hewson served as Executive Chairman to assist in the transition.

As it does annually, in January 2022, the Board of Directors reviewed the Company's leadership structure, including benchmarking data of the leadership structure of other large companies and industry peers and stockholder proposal trends for separating the roles. At present, the Board believes that the combination of the roles, along with the robust authority given to the experienced independent Lead Director, effectively maintains independent oversight of management. The Board consists entirely of independent directors, other than Mr. Taiclet, and exercises a strong, independent oversight function through frequent executive sessions, independent Board committees and having a strong independent Lead Director with clearly delineated and comprehensive duties. The Board believes there is value in presenting a single face to our customers through the combined Chairman and CEO role and that this structure of having the Board and management operate under the unified leadership of the highly experienced Mr. Taiclet best positions the Company to successfully implement its strategy.

The independent directors will continue to review the leadership structure on an ongoing basis, at least annually, to provide effective risk management and to ensure that it continues to meet the needs of the Company and supports the generation of stockholder value over the long-term.

Independent Lead Director's Role

The Board has structured the role of the independent Lead Director to further enhance the functioning of the Board and with sufficient authority to serve as a counterbalance to management, as specified in the Bylaws to include:

- **Leadership of independent directors —** preside as chair at Board meetings while in executive sessions of the non-management directors or executive sessions of the independent directors or if the Chairman is not present; determine the frequency and timing of executive sessions of non-management directors;
- **Board meeting agendas and schedules —** consult with the Chairman and committee chairs regarding the topics for and schedules of the meetings of the Board and committees and approve the topics for and schedules of Board meetings; review and approve all Board and committee agendas (in addition to each committee chair) and provide input to management on the scope and quality of information sent to the Board;
- **Board refreshment —** assist with recruitment of director candidates and, along with the Chairman, extend invitations to potential directors to join the Board;
- **Board committees —** act as liaison between the Board and management and among the directors and the committees of the Board; serve as an ex-officio member of each committee if not otherwise a member of the committee;
- **Stockholder communication —** serve as the point of contact for stockholders and others to communicate with the Board;
- **Board consultants —** recommend to the Board and committees the retention of advisors and consultants who report directly to the Board; and
- **Board special meetings —** call a special meeting of the Board or of the independent directors at any time, at any place and for any purpose.



CHAIRMAN, PRESIDENT AND CEO
James D. Taiclet



LEAD DIRECTOR AND GOVERNANCE COMMITTEE CHAIR
Daniel F. Akerson

Elected by independent directors.

  

OTHER COMMITTEE CHAIRS
Thomas J. Falk (Audit)
James O. Ellis, Jr. (CBS)
Ilene S. Gordon (Compensation)

All committees are independent

CONSIDERATIONS IN SELECTING CURRENT LEAD DIRECTOR

Mr. Akerson has served as the independent Lead Director since April 2019. The Board believes that having a strong, independent Lead Director role is important to sound corporate governance. In accordance with our Bylaws and Governance Guidelines, the independent members of the Board annually elect one of the independent directors to serve as the Lead Director by the affirmative vote of a majority of the directors who have been determined to be "independent" for purposes of the New York Stock Exchange (NYSE) listing standards.

Stockholders and other interested parties may communicate with the Lead Director at *Lead.Director@lmco.com*

Executive Sessions

Generally, each meeting agenda of the Board and each committee includes an executive session of the non-management directors, who are all independent. The Governance Guidelines require that at least three Board meetings per year will include an executive session of the non-management directors. In each case, these sessions include a discussion of the performance of the CEO. The independent Lead Director presides during the executive sessions of the Board, and will report the results to the Chairman and CEO on all relevant matters, or invite the Chairman and CEO to join the executive session for further discussion, as appropriate. The respective chairman of each committee presides during the committee executive sessions.

Committees of the Board of Directors

The Board has four standing committees: Audit, Classified Business and Security (CBS Committee), Management Development and Compensation (Compensation Committee) and Nominating and Corporate Governance (Governance Committee). Charters for each committee are available on the Company's website at *www.lockheedmartin.com/corporate-governance*. In addition to these committees, the Board may establish other standing or special committees as may be necessary to carry out its responsibilities.

Audit Committee



Thomas J. Falk, Chair

David B. Burritt
James O. Ellis, Jr.
Ilene S. Gordon
Debra L. Reed-Klages
Patricia E. Yarrington [1]

All Audit Committee members are independent within the meaning of the NYSE listing standards, applicable SEC regulations and our Governance Guidelines. Each has accounting and related financial management expertise sufficient to be considered financially literate within the meaning of the NYSE listing standards. The Board has determined that all Committee members except Mr. Ellis meet the SEC's criteria as audit committee financial experts.

[1] Ms. Yarrington joined in June 2021.

2021 Focus Areas   Meetings in 2021: 6

- Oversight of Capital Allocation and Dividend Policy

- Enterprise Risk Management and 2021 Audit Plan

- Critical Audit Matters Related to Revenue Recognition and Pension Estimates; Pension De-Risking Strategy

Roles and Responsibilities of the Committee

The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to the financial condition of the Company, the integrity of the financial statements and compliance with legal and regulatory requirements. The Audit Committee has oversight of the Company's internal audit plan and reviews risks and opportunities to management's long-term strategy as identified by the Company's enterprise risk management processes. It is directly responsible for the appointment, compensation, retention, oversight and termination of the Company's independent auditors, Ernst & Young LLP (Ernst & Young). The Audit Committee also reviews the allocation of resources, the Company's financial condition and capital structure and policies regarding derivatives. The Audit Committee meets privately with management, internal audit, and Ernst & Young. The functions of the Audit Committee are further described in the "Audit Committee Report" on page 35.

Classified Business and Security Committee



James O. Ellis, Jr., Chair

Bruce A. Carlson
John M. Donovan [1]
Joseph F. Dunford, Jr.
Jeh C. Johnson

All members of the CBS Committee are independent within the meaning of the NYSE listing standards and our Governance Guidelines and hold high-level security clearances.

[1] Mr. Donovan joined in October 2021.

2021 Focus Areas   Meetings in 2021: 3

- Classified Program Risk Oversight and Alignment with Company's Strategy

- Support to Supply Chain Risk Management

- Security of Personnel, Facilities and Data (including classified cybersecurity matters)

Roles and Responsibilities of the Committee

The CBS Committee assists the Board in fulfilling its oversight responsibilities relating to the Company's classified business activities and the security of personnel, facilities and data (including classified cybersecurity matters). The CBS Committee consists of directors who possess the appropriate security clearance credentials, at least one of whom must be a member of the Audit Committee, none of whom are officers or employees of the Company and all of whom are free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a member of the CBS Committee.

Management Development and Compensation Committee



Ilene S. Gordon, Chair

Thomas J. Falk
Vicki A. Hollub
Debra L. Reed-Klages
Patricia E. Yarrington [1]

All members of the Compensation Committee are independent within the meaning of the NYSE listing standards, applicable SEC regulations and our Governance Guidelines.

[1] Ms. Yarrington joined in June 2021.

2021 Focus Areas   Meetings in 2021: 3

- Chairman Transition and Other Leadership Changes

- Talent Management and Succession Planning

- Human Capital Governance and Workforce Diversity

Roles and Responsibilities of the Committee

The Compensation Committee reviews and approves the corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluates the performance of the CEO and, either as a committee or together with the other independent members of the Board, determines and approves the compensation philosophy and levels for the CEO and other executive officers. The Compensation Committee does not delegate its responsibilities with respect to compensation that is specific to the executive officers. For other employees and for broad-based compensation plans, the Compensation Committee may delegate authority to the CEO or the Senior Vice President and Chief Human Resources Officer, subject to certain annual limits.

Additional information regarding the role of the Compensation Committee and our compensation practices and procedures is provided under the captions "Compensation Committee Report" on page 36, "Compensation Discussion and Analysis (CD&A)" beginning on page 37 and "Other Compensation Matters" on page 51.

Nominating and Corporate Governance Committee



Daniel F. Akerson, Chair

David B. Burritt
Bruce A. Carlson
Joseph F. Dunford, Jr.
Vicki A. Hollub
Jeh C. Johnson

All members of the Governance Committee are independent within the meaning of the NYSE listing standards, applicable SEC regulations and our Governance Guidelines.

2021 Focus Areas	**Meetings in 2021: 4**

- Board Recruitment and Refreshment
- 2025 Sustainability Management Plan Goals and Progress, Including Climate Goals
- Continued COVID-19 Business Continuity and Employee Safety and Health Efforts
- Published Inaugural Human Rights Report

Roles and Responsibilities of the Committee

The Governance Committee develops and implements policies and practices relating to corporate governance, including our Governance Guidelines. The Governance Committee assists the Board by selecting candidates to be nominated to the Board, making recommendations concerning the composition of Board committees and overseeing the annual evaluation of the Board and its committees.

The Governance Committee reviews and recommends to the Board the compensation of directors. Our executive officers do not play a role in determining director pay.

The Governance Committee assists the Board in fulfilling its oversight efforts in corporate responsibility, corporate culture, human rights, environmental stewardship, political contributions, ethical business practices, community outreach, philanthropy, diversity, inclusion and equal opportunity, sustainability, and safety programs. The Governance Committee monitors compliance and recommends changes to our Code of Conduct. The Governance Committee also has oversight over the Company's policies and processes for the safety of the Company's products and services.

Board Role and Responsibilities

Board Role in Strategic Planning

The Board is involved in strategic planning and review throughout the year. Every September the Board meets in a half-day session dedicated to a discussion of the Company's strategy, one-year plan and three-year long-range plan. The President and CEO regularly reviews developments against the Company's strategic framework at Board meetings and provides updates between regularly scheduled sessions as necessary. This schedule corresponds to management's annual schedule for developing the long-range plan and provides the Board with the opportunity to provide input while the long-range plan is being developed and to monitor progress on the plan. In addition:

- the Board (or the appropriate committee) reviews the progress and challenges to the Company's strategy and approves specific initiatives, including acquisitions and divestitures over a certain monetary threshold;
- the Board (or the appropriate committee) reviews trends identified as significant risks and topical items of strategic interest such as human capital strategy and cybersecurity on a regular basis;
- the Board's annual schedule includes at least one meeting per year at a different Company facility where directors can tour the operations and engage directly with employees and experience first-hand the Company's culture; and
- each business segment executive vice president presents an operations review to the Board and each business segment financial officer presents a financial review to the Audit Committee on a rotating basis.

Enterprise Risk Management

A prominent oversight responsibility of the Board is the management of corporate risk-appetite to achieve strategic objectives and the ongoing monitoring of risk mitigation effectiveness. The Board and its committees receive risk management updates throughout the year. Executive management provides updates on risks managed at the enterprise level. Business segment management provides updates on risks to individual business segment objectives. The Audit Committee reviews the state of enterprise risk governance, as well as the assessments of risks that may impact the Company's ability to achieve strategic business objectives. Other Board committees also supervise management's execution of additional programs and functions and associated risk elements and compliance with laws and regulations. The following table summarizes the risk mitigation roles of each Board committee.

Risk Governance

Board Committee	Risk Mitigation Role
AUDIT	Financial and compliance risks and risk identification process; risks related to business strategy and identified enterprise risk
CLASSIFIED BUSINESS AND SECURITY	Classified programs and security of personnel, facilities and data-related risks including classified cybersecurity, security of suppliers and the global supply chain within the classified business
NOMINATING AND CORPORATE GOVERNANCE	Board composition, corporate governance, safety, ethical conduct, human rights, political activities, corporate culture, human capital, and climate and other environmental risks
MANAGEMENT DEVELOPMENT AND COMPENSATION	Talent, workforce and incentive compensation risks

Our enterprise risk management process involves providing the Board with regular, periodic reports on:

- a clear governance structure guiding our risk management process across the Company;

- the risks the Company faces, including drivers posing potential impacts to meeting strategic objectives or compliance standards;

- areas where compliance risk topics pose vulnerability to the Company;

- a clear framework for accountability that illustrates mitigating measures and action plans, and how the CEO and the executive leadership team are involved in reviewing and executing such activities;

- the ways in which enterprise risks are measured, the setting of aggregate and subject-specific risk indicators, and related policies and procedures in place to control risks; and

- the analysis underpinning the prioritization of key risks and the tools for risk observation that management can utilize to ensure that new or shifting risks are readily identified and addressed.

Cybersecurity

- **Board Oversight.** Cybersecurity is included in the Company's enterprise risk management process and is overseen by the Board. The Board receives a briefing from senior leadership on cybersecurity and information security twice a year or more frequently as needed (either orally or in writing). The Classified Business and Security Committee also is briefed by senior management on the security of classified cyber data and information and the security of suppliers and the global supply chain within the Company's classified business.

- **Cybersecurity Protections.** We have an extensive global security organization whose mission is to protect our systems and data, including a Computer Incident Response Team (CIRT) to defend against cyber attacks and annual training for our employees on the protection of sensitive information, including testing intended to prevent the success of "phishing" attacks. Additionally, we partner with our defense industrial base peers, government agencies and cyber associations to share intelligence to further defend against cyber attacks. We also have a corporate-wide counterintelligence and insider threat detection program to proactively identify external and internal threats and mitigate these threats in a timely manner.

- **Third-Party Certifications.** Lockheed Martin maintains an enterprise ISO 27001 certification that undergoes annual surveillance auditing and recertification every three years. Lockheed Martin also maintains a Defense Industrial Base Cybersecurity Assessment Center (DIBCAC) High assessment from the Defense Contract Management Agency (DCMA), which demonstrates our compliance with the regulatory requirements to protect U.S. Department of Defense (DoD) Controlled Unclassified Information (CUI). We have collaborated extensively with the DoD and across the Defense Industrial Base on the Cybersecurity Maturity Model Certification (CMMC), the future model for data protection from the DoD, and believe we are well positioned to meet the requirements of CMMC.

Political and Public Policy Activities

- **Board Oversight.** Lockheed Martin's political and public policy activities, including its advocacy efforts, government affairs activities and political spending is overseen by the Governance Committee. The Governance Committee supervises the policies related to these activities to ensure the intended purposes of the activities and their related benefits are well-aligned with the Company's strategy and driving long-term value. The Governance Committee receives regular reports from management on these matters and, in turn, supports accountability, transparency and public disclosure of corporate political expenditures and lobbying activities. To that end, the Company provides extensive information on its website about its political and public policy activities well beyond what is required by law.

- **What we do.** Lockheed Martin is committed to participating in the political and public policy process in a responsible and ethical way that serves the best interests of our stockholders and customers. We operate in the highly regulated global security industry, and our operations are affected by the actions of elected and appointed officials at many levels of government. Our public policy activities include advocacy efforts at the federal and state levels, thought leadership regarding global security trends, and other important issues impacting us and our customers, educational outreach and promotion, and other related activities. We only engage in political activities directly related to our core business interests, such as national defense, space exploration, alternative energy technologies, corporate taxes, export policy and international trade.

- **How we do it.** All decisions regarding corporate political and public policy activities are managed by the Senior Vice President, Lockheed Martin Government Affairs, following coordination with individual Lockheed Martin elements in accordance with established policies and procedures and are ultimately overseen by the Governance Committee. Any political or other public policy activity in which we engage, including political expenditures, comply with all internal policies and procedures, are made solely based upon the best interests of the company and its stockholders, and are not based on personal agendas of individual directors, officers, or employees. We comply with all applicable laws and regulations in connection with our political and public policy activities. Our political activities are audited on a regular basis in accordance with our established audit schedule and outside counsel provides regular guidance regarding compliance with applicable laws and regulation of political activities.

Talent Management and Succession Planning

Management conducts regular talent reviews, including three in 2021. During these reviews, the executive leadership team discusses succession plans for key positions and identifies top talent for development in future leadership roles. Our Board is actively engaged in management succession planning. CEO succession planning discussions are led by the independent Lead Director and the Board members have direct access to and interaction with members of senior management and high potential future leaders as part of this succession planning. This includes informal and one-on-one settings to enable directors to personally assess potential candidates and cultivate future leaders. The Board of Directors maintains a succession plan for the CEO and other key members of management and has a contingency plan if the CEO were to depart unexpectedly.

The Company has a corporate policy imposing a mandatory retirement age of 65 for all executive officers other than the CEO. The CEO's tenure is at the discretion of the Board, which is free to consider all relevant factors.

Board Oversight of People Strategy

The Board of Directors is actively engaged in the oversight of human capital management and strategy. Our human capital management strategy, which we refer to as our people strategy, is tightly aligned with our business needs and technology strategy. In order to ensure that we achieve our human capital objectives, we regularly conduct an employee engagement survey to gauge employee satisfaction and to understand the effectiveness of our employee and compensation programs. The Board reviews these survey results. The Senior Vice President and Chief Human Resources Officer updates the Board on the Company's people strategy on an annual basis. Board members also are active partners in the development of our workforce, engaging and spending time with our high-potential leaders at Board meetings and other events.

Annually, the Board meets to review our succession strategy and leadership pipeline for key roles, including the CEO, taking into account the Company's long-term corporate strategy. More broadly, the Board is regularly informed of key talent indicators for the overall workforce, including performance against diversity metrics with respect to representation, hiring, promotions and leadership. Talent management and workforce diversity and inclusion metrics and goals are included in the strategic and operational performance measures in management's annual incentive program.

Our People Strategy

Human capital is a critical business asset at Lockheed Martin. Due to the specialized nature of our business, our performance depends on identifying, attracting, developing, motivating, and retaining a highly skilled workforce in multiple areas, including: engineering, science, manufacturing, information technology, cybersecurity, business development and strategy and management.

During 2021, our human capital efforts were focused on continuing to accelerate the transformation of our technology for workforce management through investments in upgraded systems and processes, and continuing to increase our agility to meet the quickly changing needs of the business, all while maintaining a respectful, challenging, supportive and inclusive working environment. We use a variety of human capital measures in managing our business, including: workforce demographics; hiring metrics; talent management metrics, including retention rates of top talent; and diversity metrics with respect to representation, attrition, hiring, promotions and leadership.

Our people strategy focuses on three key priorities: Maximize Talent; Advance Technology; and Optimize Culture. In 2022 and beyond, we will continue to execute on the Lockheed Martin people strategy and its three strategic imperatives to accelerate transformation.

 **MAXIMIZE TALENT**	 **ADVANCE TECHNOLOGY**	 **OPTIMIZE CULTURE**
• Acquire and Retain Top Diverse Talent at All Levels • Elevate Technical Talent to Match Strategy and the Digital Future of Work • Increase Executive Successor Pipeline and Leader Readiness • Deliver Agile Employee Development and Competitive Total Rewards Solutions	• Modernize Systems to Enable Human Resource Process Transformation • Transform Hiring with Artificial Intelligence and the New Employee Experience Process • Enable People Analytics and Data Driven Solutions • Advance the Secured Collaboration Tools and Facilities for Classified Programs	• Strengthen Inclusive Engagement, Diversity and Belonging • LMForward the Workplace (a multi-faceted initiative for long-term work solutions for the future) • Drive Process Cost Efficiency to Meet Business Needs • Utilize multi-media employee communications to reinforce mission, culture and retention

Workforce Diversity and Inclusion

At Lockheed Martin, diversity and inclusion (D&I) is foundational to our culture and reflects our core values to – *Do What's Right, Respect Others, and Perform with Excellence*. To actively attract, develop, and retain a diverse workforce and evolve our inclusive culture, we support a robust D&I enterprise strategy, provide tailored education and engagement programs, and maintain dedicated resources in all our Business Areas, domestically and internationally.

Our Business Resource Groups (BRG) continue to be a strategic enabler of our D&I strategy. Our BRGs are voluntary, employee-led groups that are open to all employees while focusing on workplace issues specific to racial/ethnic, gender, sexual orientation/gender identity, disability or veteran status. The BRGs foster a diverse and inclusive workplace aligned with our organizational mission, values, goals and business practices and drive awareness and change within our organization. Our commitment to the BRG program is demonstrated through our assignment of executive sponsors, our investments in programming, and the formal policies and management we have established to support their governance.

We also strive to be inclusive in our recruitment process by working to attract and create pathways for diverse talent by partnering with Historically Black Colleges and Universities (HBCUs) and Minority Serving Institutions (MSIs), strengthening STEM pipelines and providing our recruiters with tools to recruit inclusively and equitably.

Through these and other focused efforts, we have improved the diversity of our overall U.S. workforce and within leadership positions, specifically in the representation of women, people of color and people with disabilities. Additionally, our representation of veterans remains outstanding, at almost four times the current annual national percentage of veterans in the civilian workforce.

Employee Profile (as of December 31, 2021):

	Women[a]	People of Color[a]	Veterans[a]	People with Disabilities[a]
Overall	23%	29%	21%	10%
Executives[b]	23%	15%	20%	11%

[a] Based on employees who self-identify. Includes only U.S. employees and expatriates except for women, which also includes local country nationals. Excludes casual workers, interns/co-ops and employees of certain subsidiaries and joint ventures.

[b] Executive is defined as director-level (one level below vice president) or higher.

In addition to these diversity metrics, in September 2021, we published our 2020 EEO-1 report data on our website and expect to do so annually. Publication of our EEO-1 data increases transparency and demonstrates our responsiveness to investors. Our 2021 diversity and inclusion achievements include:

 **RECRUITING TOP TALENT:**

- Improved the diversity of the workforce, specifically in the representation of women and People of Color, more actively expanding Minority Serving Institution (MSI) recruiting to areas beyond STEM, such as Finance

- Selected #1 among Top Supporters of Historically Black College & University (HBCU) Engineering Institutions for 7th consecutive year

 **FOSTERING AN INCLUSIVE WORKPLACE:**

- Embracing digital platforms for D&I initiatives led to record attendance for BRG Leadership Forums and opened new levels of accessibility for employees with disabilities

- Recognized as a Best Place to Work for LGBT Equality on the Human Rights Campaign's Corporate Equality Index for 12th consecutive year

- Ranked #1 Top 50 Employers in Women Engineer Magazine

- Selected Top 10 Military Friendly Company

 **SUPPORTING STEM EDUCATION:**

- Invested $17.38 million into nonprofit programs focused on STEM career readiness and access, particularly for those groups historically underrepresented in STEM

- $1.99 million contributed to MSIs in 2021 to support programs enhancing student retention and success, such as mentoring, curriculum development and summer bridge programs

Our Stockholder Engagement Program

Board's Commitment to Engagement. We conduct extensive governance reviews and stockholder outreach throughout the year in addition to our engagements through Investor Relations on financial and business topics. Our integrated engagement team is led by our Corporate Secretary's office and includes representatives from Ethics and Enterprise Assurance, Sustainability, Executive Compensation and Human Resources. Depending on the circumstance, our independent Lead Director may engage in these conversations with stockholders. The Governance Committee oversees our stockholder engagement efforts on behalf of the Board. We recognize the value of building informed and meaningful relationships with our investors that promote increased transparency and accountability. Our Governance Guidelines outline our stockholder engagement program.

Responsiveness to Stockholders. Accountability to our stockholders continues to be an important component of the Company's success. In 2021, we received an advisory proposal to adopt action by written consent which, although a majority of stockholders supported the Board's recommendation and preferred that we not implement a change, did receive a high level of stockholder support. We take accountability seriously and have sought out feedback through stockholder engagement to understand investor views and preferences. Ultimately, the majority of our stockholders continued to express support for our current approach on this issue given the existing channels available to stockholders to express their views. We look forward to continued engagement and dialogue, to ensure our stockholder rights continue to meet the needs and expectations of our wide range of investors.

Investor Priorities. Stockholders' views are communicated to the Board throughout the year and are instrumental in the development of our governance, compensation and environmental and social policies and inform our business strategy. The Board recognizes the importance of ESG topics to our stockholders and continues to seek stockholder input on a range of ESG issues and practices in furtherance of enhancing long-term stockholder value. Below are some of the investor priorities discussed during 2021:

- **Board Composition**: continued focus on Board refreshment, racial/ethnic and gender diversity, and adding directors with relevant experience and skill sets that align with our long-term strategy;
- **Climate and Environmental Stewardship**: assessment of our long-term strategy and shift to a low-carbon future, with a focus on environmental impacts of our products and operations; how we determine our sustainability priorities and measure progress within various reporting frameworks (SASB, TCFD and GRI); and how sustainability and diversity goals are linked to our annual incentive program with pre-set metrics and goals;
- **Human Rights**: human rights policies as detailed in our inaugural Human Rights Report published in October 2021 in response to stockholder engagement; and
- **Human Capital Management**: focus on efforts to recruit, develop and retain a diverse workforce.

These investor discussions and annual meeting results yielded valuable feedback that was incorporated into the Board's deliberations.

Stockholder Engagement Cycle



Solicit feedback on governance best practices and trends, executive compensation, human capital management, ESG matters and other topics of interest to stockholders
- Discuss stockholder proposals with proponents
- Respond to investor inquiries and requests for information or engagement

- Publish Annual Report, Proxy Statement and Sustainability Report
- Specific engagements with stockholders about the voting matters to be addressed at the annual meeting in April
- Receive and publish voting results for management and stockholder proposals

Year-Round Engagement

Board Response

Incorporation of Feedback

Boardroom Discussions

- Board responds, as appropriate, with continued discussions with stockholders and enhancements to policies, practices and disclosures
- Board uses stockholder feedback to enhance our disclosures, governance practices, environmental and social policies and compensation programs

- Discuss and evaluate voting results from annual meeting of stockholders
- Stockholder input informs our Board's ongoing process of continually enhancing governance and other practices

Topic Highlights

- Climate/Environmental Stewardship
- Board diversity and refreshment
- Workforce diversity and inclusion
- Human rights risks
- Executive compensation
- Lobbying and political spending
- Stockholder Proposals

Key Participants

- Independent Lead Director
- Executive Leadership
- Senior Management
- Subject Matter Experts (sustainability, executive compensation, diversity & inclusion)

Methods of Engagement

- Telephone/video conferences
- Written correspondence & surveys
- Annual meeting of stockholders
- Investor meetings and conferences
- 2021 Virtual "Investor Day"
- Quarterly earnings calls

Board Policies and Processes

Corporate Governance Guidelines

The Board has adopted Governance Guidelines that describe the framework within which the Board and its committees oversee the governance of the Company. The current Governance Guidelines are available on the Company's website at *www.lockheedmartin.com/corporate-governance.*

The Governance Committee regularly assesses our governance practices considering emerging trends and practices and implements best governance practices that it believes enhance the operation and effectiveness of the Board.

Our Governance Guidelines cover a wide range of subjects, including:

- The role of the Board and director responsibilities;
- The role and responsibilities of the independent Lead Director;
- Application of our Code of Ethics and Business Conduct (the Code of Conduct) to the Board;
- Director nomination procedures and qualifications;
- Director independence standards;
- Director overboarding limits;
- Policies for the review, approval and ratification of related person transactions;
- Director orientation and continuing education;
- Review by the Governance Committee of any change in job responsibilities of directors;

- Procedures for annual performance evaluations of the Board and its committees;
- Director stock ownership guidelines;
- Clawback policy for executive incentive compensation;
- Policy prohibiting hedging and pledging of Company stock;
- Majority voting for the election of directors and resignation procedures for directors who fail to receive a majority vote;
- Process for director compensation review, specifically use of competitive data and input from independent compensation consultant; and
- Stockholder engagement program; our independent Lead Director will consider requests to speak to investors and will designate (in consultation with the Corporate Secretary) a director to engage with the requesting investors, if appropriate.

Director Overboarding Policy and Oversight

The Board recognizes that its members benefit from service on the boards of other companies and it encourages such service. The Board also believes, however, that it is critical that directors are able to dedicate sufficient time to their service on the Company's Board. In 2021, the Board reviewed its overboarding policy, considering major investors' overboarding policies, and amended its Governance Guidelines to reduce the number of boards a director could serve on (including Lockheed Martin) from five to four and from three to two if the director is currently serving as a CEO or equivalent position of another public company. All incumbent directors are in compliance with the amended policy. Directors must notify the CEO, independent Lead Director and Senior Vice President, General Counsel and Corporate Secretary before accepting an invitation to serve on the board of any other public company. The Governance Committee reviews and determines whether the position would affect the director's ability to serve on the Company's Board. The Governance Guidelines provide that, without obtaining the approval of the Governance Committee:

DIRECTORS

A director may not serve on the boards of more than **4** public companies (including Lockheed Martin)

PUBLIC COMPANY CEO

Active CEOs or equivalent may not serve on the boards of more than **2** public companies (including Lockheed Martin)

AUDIT COMMITTEE

Audit Committee members may not serve on more than **3** public company audit committees (including Lockheed Martin)

The Governance Committee also has oversight for reviewing new commitments or changes in responsibility that could interfere with a director's ability to perform its duties and responsibilities as a member of the Board (including potential conflicts of interest, independence or related person transactions, regulatory issues, and time commitments).

Director Independence

The Board has determined that all of our directors are independent under applicable NYSE listing standards, except Mr. Taiclet. Under the NYSE listing standards and our Governance Guidelines, a director is not independent if the director has a direct or indirect material relationship with the Company. The Governance Committee annually reviews the independence of all directors and reports its findings to the full Board.

The Board has adopted director independence guidelines that are included in our Governance Guidelines, which are available on the Company's website at *www.lockheedmartin.com/corporate-governance*. These guidelines set forth certain relationships between the Company and directors and their immediate family members or affiliated entities, which the Board, in its judgment, has deemed to be material or immaterial for purposes of assessing a director's independence. If a director has a relationship with the Company that is not addressed in the independence guidelines, the independent members of the Board determine whether the relationship is material.

The Board has determined that the following directors are independent: Daniel F. Akerson, David B. Burritt, Bruce A. Carlson, John M. Donovan, Joseph F. Dunford, Jr., James O. Ellis, Jr., Thomas J. Falk, Ilene S. Gordon, Vicki A. Hollub, Jeh C. Johnson, Debra L. Reed-Klages, and Patricia E. Yarrington. James D. Taiclet as an employee of the Company is not independent under the NYSE listing standards or our Governance Guidelines. Marillyn A. Hewson was also determined by the Board not to be independent while she served as Executive Chairman of the Board in 2021. In determining that each of the non-management directors is independent, the Board considered the relationships described under "Certain Relationships and Related Person Transactions of Directors, Executive Officers and 5 Percent Stockholders," on page 29, each of which were determined to be immaterial to each individual's independence.

The Governance Committee and Board considered that the Company, in the ordinary course of business, purchases products and services from, or sells products and services to, companies or subsidiaries or parents of companies at which some of our directors (or their immediate family members) are or have been directors or officers and to other institutions with which some of these individuals have or have had relationships. These relationships included: Mr. Akerson (Northrop Grumman Corporation (family member's employer)); Mr. Burritt (National Safety Council); Mr. Carlson (Benchmark Electronics Inc. and the Charles Stark Draper Laboratory); Mr. Donovan (AT&T Inc. (family member's employer)); Mr. Dunford (K&L Gates LLP (family member's employer)); Mr. Ellis (Blue Origin, LLC (family member's employer), Dominion Energy Inc. and the Economist Group (family member's employer)); Ms. Gordon (The Conference Board and International Paper Company); Mr. Johnson (Center for a New American Security) and Ms. Reed-Klages (The Boeing Company (family member's employer), Caterpillar Inc. and the University of Southern California). In determining that these relationships did not affect the independence of those directors, the Board considered that none of the directors had any direct or indirect material interest in, or received any special compensation in connection with, the Company's business relationships with those entities. In addition to their consideration of these ordinary course of business transactions, the Governance Committee and the Board relied upon the director independence guidelines included in our Governance Guidelines to conclude that contributions to a tax-exempt organization by the Company did not create any direct or indirect material interest for the purpose of assessing director independence.

The Governance Committee also concluded that all members of each of the Audit, Compensation and Governance Committees are independent within the meaning of our Governance Guidelines and NYSE listing standards, including the additional independence requirements applicable to members of the Audit Committee and Compensation Committee.



DIRECTOR INDEPENDENCE

92%
Independent

1 Non-Independent

12 Independent

Related Person Transaction Policy

The Board has approved a written policy and procedures for the review, approval and ratification, if necessary, of transactions among the Company and its directors, executive officers and their related interests. A copy of the policy is available on the Company's website at *www.lockheedmartin.com/corporate-governance*. Under the policy, the Governance Committee shall conduct a reasonable prior review and oversight of all related person transactions (as defined in the policy). The Governance Committee may approve related person transactions at its discretion if deemed fair and reasonable to the Company and not inconsistent with the interest of the Company and its stockholders. This may include situations where the Company provides products or services to related persons on an arm's length basis on terms comparable to those provided to unrelated third parties. Any director who participates in or is the subject of an existing or potential related person transaction may not participate in the decision-making process of the Governance Committee with respect to that transaction, except if approved by unanimous written consent. The Governance Committee will prohibit any related person transaction that it determines to be inconsistent with the interests of the Company and its stockholders.

Under the policy, and consistent with applicable SEC regulations and NYSE listing standards, a related person transaction is any transaction in which the Company was, is or will be a participant, where the amount involved exceeds $120,000, and in which a related person had, has, or will have a direct or indirect material interest. A related person includes any director or director-nominee, any executive officer of the Company, any person who is known to be the beneficial owner of more than five percent of any class of the Company's voting securities, or an immediate family member of any person described above.

Our policy requires each director and executive officer to complete an annual questionnaire to identify his or her related interests and persons, and to notify the Company of changes in that information. Based on that information, the Company maintains a master list of related persons for purposes of tracking and reporting related person transactions.

Although it is the policy that all related person transactions be pre-approved, the Governance Committee has the authority to ratify a transaction if identified after it has occurred or commenced using the same standards of review. The Governance Committee has also pre-approved certain categories of transactions or relationships as set forth in the policy. If the Governance Committee declines to approve or ratify a transaction, the related person transaction is referred to management to make a recommendation to the Governance Committee concerning whether the transaction should be terminated or amended in a manner that is acceptable to the Governance Committee.

Certain Relationships and Related Person Transactions of Directors, Executive Officers and 5 Percent Stockholders

The following transactions or relationships are considered to be "related person" transactions under our corporate policy and applicable SEC regulations and NYSE listing standards. We currently employ approximately 114,000 employees and have an active recruitment program for soliciting job applications from qualified candidates. We seek to hire the most qualified candidates and consequently do not preclude the employment of family members of current directors or executive officers. William J. Drennen, III, the brother-in-law of our chief accounting officer, is employed by the Company as a senior staff systems engineer. Mr. Drennen's 2021 base salary was $174,562 and he received an annual cash incentive award of $13,965. His base salary was increased to $180,672 for 2022 and he is eligible to earn an incentive award applicable to employees at his level. Bruce Carlson's son, Dr. Scott Carlson, is employed by the Company as a senior staff aeronautical engineer. Dr. Carlson's 2021 base salary was $152,467 and he received an annual cash incentive award of $11,587. His base salary was increased to $160,803 for 2022 and he may be eligible to earn an incentive award applicable to employees at his level. Mr. Drennen and Dr. Carlson may participate in other employee benefit plans and arrangements that generally are made available to other employees at the same level (including health, welfare, vacation, and retirement plans). Their respective compensation was established in accordance with the Company's employment and compensation practices applicable to employees with equivalent qualifications, experience, and responsibilities and the Board and executive officers of the Company did not have any direct involvement in setting their individual compensation. Neither Mr. Drennen nor Dr. Carlson served as an executive officer of the Company during 2021.

From time to time, the Company has purchased services in the ordinary course of business from financial institutions that beneficially own five percent or more of our common stock. In 2021, the Company paid approximately $8,063,054 to State Street Company and its affiliates (including State Street Bank and Trust Company) (collectively, State Street) for investment management, custodial, benefit plan administration and credit facility fees; approximately $570,742 to BlackRock, Inc. and its affiliates for investment management fees; approximately $3,343,250 to Capital Guardian Trust Company, an affiliate of Capital World Investors, for investment management fees; and approximately $346,098 to The Vanguard Group, Inc., for investment management fees. A portion of the fees included in the amounts paid to State Street, BlackRock, Inc., Capital Guardian and The Vanguard Group are estimated based on a percentage of net asset value under management. Capital World Investors is no longer a five percent or more holder of our common stock.

Accountability to Stockholders

Majority Voting Policy for Director Elections

The Company's Charter and Bylaws provide for simple majority voting. Pursuant to the Governance Guidelines, in any uncontested election of directors, any incumbent director who receives more votes "AGAINST" than votes "FOR" is required to offer his or her resignation for Board consideration.

The Board will act on a tendered resignation within 90 days following certification of the stockholder vote for the annual meeting and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the SEC, or by other public announcement, including a posting on the Company's website.

If a director's resignation is accepted by the Board, or if a nominee for director who is not an incumbent director is not elected, the Board may fill the resulting vacancy or may decrease the size of the Board pursuant to the Company's Bylaws. The Board may not fill any vacancy so created with a director who was nominated but not elected at the annual meeting by the vote required under the Company's Bylaws.

Stockholder Right to Amend Bylaws

Our Bylaws provide the Company's stockholders the right to amend the Bylaws by the vote of a majority of the votes entitled to be cast. The authority of the stockholders and the Board to amend the Bylaws is subject to the provisions of the Company's Charter and applicable statutes. Our Bylaws can be found on the Company's website at *www.lockheedmartin.com/corporate-governance*.

Proxy Access

Our Bylaws permit a stockholder or a group of up to 20 stockholders who together have owned at least three percent of the Company's outstanding common stock continuously for three years to nominate for election by the Company's stockholders and include in the Company's proxy solicitation materials for its annual meeting up to the greater of two directors or 20 percent of the number of directors in office at the time of the proxy access deadline described on page 86.

Stockholder Right to Call Special Meeting

Any stockholder who individually owns 10 percent, or stockholders who in the aggregate own 25 percent, of the outstanding common stock may demand the calling of a special meeting to consider any business properly brought before the stockholders. Our Bylaws do not restrict the timing of a request for a special meeting. The only subject matter restriction is that the Company is not required to call a special meeting to consider a matter that is substantially the same as a matter voted on at a special meeting within the preceding 12 months unless requested by stockholders entitled to cast a majority of the votes at the special meeting. (See additional information in the Board of Directors Vote Recommendation on Proposal 4 on page 75.)

No Poison Pill

The Company does not have a Stockholder Rights Plan, otherwise known as a "Poison Pill." Through our Governance Guidelines, the Board has communicated that it has no intention of adopting one at this time and if it were to adopt a Stockholder Rights Plan, the Board would seek stockholder ratification within 12 months of the date of adoption.

Enterprise Risk and Sustainability

As a leader in developing and delivering innovative engineering solutions, Lockheed Martin helps to enable the growth, safety and resiliency of communities and economies around the world. The core sustainability issues we focus on and the corresponding actions we take are designed to address some of the most pressing ESG issues facing society today and in the future.

To build integrated assurance, enterprise risk and sustainability are managed under one department and mutually reinforced through the following processes:

- **Risk Identification:** We monitor a dynamic risk universe that includes, aside from strategic, financial and operational topics, ESG topics prevalent in voluntary frameworks, mandatory regulations and internally identified sources.

- **Risk Assessment:** We prioritize and evaluate assumptions from a diverse set of risk topics that are relevant to strategic and operational objectives. Additionally, we separately assess compliance with laws and regulations as well as risk topics related to ESG. This includes examining environmental and social factors applicable to risk topics in our business.

- **Risk Controls and Mitigation:** Through the Risk Audit Strategy Board (including a periodic, rigorous examination of the intersection between our enterprise risk matrix, our Sustainability core issues and our internal audit plan), we strive to mitigate risk related to several ESG factors, and we track, measure and report our performance for greater transparency. This process also informs how we evaluate the effectiveness of controls for risk elements identified through our enterprise risk assessments, corporate policies and internal audits.

2021 Progress on our Sustainability Priorities

The sustainability priorities set forth in the graphic below and each of their subsidiary core issues represent issues of key importance to stakeholders and drivers of long-term value creation. In 2020, we released our next generation of sustainability priorities in our 2025 Sustainability Management Plan (SMP). This year we are excited to report on our first year of work towards achieving the goals associated with each of our 13 core issues and additional sustainability priorities. For some of our goals, we are working to create baselines from which to build progress. For others, we made significant movement towards meeting our targets. Some highlights of our progress in 2021 include:

- We released our tenth annual Sustainability Report in April.
- We reduced our Scope 1 and 2 carbon emissions per dollar of gross profit by 47% against a 2015 baseline.
- We matched 22% of electricity use across Lockheed Martin global operations with electricity from renewable sources.
- We succeeded in having 100% of leaders complete our Leading Diverse Teams training.
- We established a comprehensive baseline of our existing sponsorships and charitable contributions addressing our priority areas of quality education, gender equality, affordable and clean energy and peace, justice and strong institutions. In 2021 we provided $12 million in support of these issues.

 **ADVANCING RESOURCE STEWARDSHIP**
- Counterfeit Parts Prevention
- Energy Management
- Total Cost of Ownership
- Hazardous Chemicals and Materials
- Resource and Substance Supply Vulnerability

 **ELEVATING DIGITAL RESPONSIBILITY**
- Data Privacy and Protection
- Artificial Intelligence
- Intellectual Property Rights

 **FOSTERING WORKPLACE RESILIENCY**
- Workplace Safety
- Inclusion and Equity
- Harassment Free Workplace

 **MODELING BUSINESS INTEGRITY**
- Anti-Bribery and Corruption
- Ethical Business Practices

Climate & Environmental Stewardship

At Lockheed Martin, climate risks and opportunities impact our long-term resiliency as a leader in global security and aerospace. It is our responsibility to understand, and actively address climate risks while leveraging opportunities to foster a strong business model for the future. In 2021, we operationalized two new solar projects with a third scheduled to come online this year which demonstrates our commitment to adapting our business to reduce climate risks.

Go Green Goals

Our approach to championing environmental stewardship through resource efficiency is called "Go Green" and it extends to our facilities across the world. Go Green drives operational improvements by reducing carbon emissions through energy efficiency and use of renewable energy, reducing facility water use, and reducing waste generation. Since the inception of Go Green in 2007, Lockheed Martin has reduced carbon emissions by 53%, energy consumption by 19%, and waste-to-landfill by 49%. Due to the COVID-19 pandemic, thousands of employees converted to full time telework in 2020 and 2021. As a result, we re-evaluated and revised our metrics in 2021 to account for these impacts.



2030 GOAL	REDUCE CARBON EMISSIONS PER $ GROSS PROFIT BY	2025 GOALS	REDUCE ENERGY PER OCCUPANT BY	REDUCE WASTE PER OCCUPANT BY
	70% 2015 baseline		**14%** 2016 baseline	**11%** 2016 baseline

2021 PERFORMANCE	**47%**	**7%**	**5%**

Climate Reporting

The Board recognizes that companies have a role in meeting the challenge of mitigating and adapting to climate change risks. Lockheed Martin has been recognized globally for our sustainability efforts and disclosures. We publish an annual Sustainability Report prepared in accordance with the Global Reporting Initiative (GRI) Standards, maintain a dedicated sustainability website and an ESG portal that serves as an online repository for our ESG-related disclosures, guidelines, policies and webpage links. In 2020, we published our first Sustainability Accounting Standards Board (SASB) report and issued our first Climate-Related Risk and Opportunity Assessment in alignment with Task Force on Climate-Related Financial Disclosure (TCFD) recommendations. We set our ambitious carbon emission reduction target using a methodology established by the Center for Sustainable Organizations (CSO) to exceed science-based target requirements. The Paris Agreement's goal is to limit global warming by the end of the century to well below 2°C of pre-industrial levels and preferably to 1.5°C. Our carbon emissions target is expected to outperform the CSO's model criteria for aligning with a 1.5°C outcome in the long-term.

Supplier Engagement

Lockheed Martin works closely with suppliers to strengthen our communities and foster responsible growth. Lockheed Martin's efforts and accomplishments in these areas during the year-long measuring period ended September 30, 2021 included the following:



20.2 percent or **$5.6 billion** of supplier spend was awarded to 7,715 small businesses including:

$1.05B awarded to woman-owned businesses (both large and small)

$631.2M awarded to veteran-owned businesses (both large and small)

$128M awarded to Alaskan Native and Tribally Owned Corporations

$351.7M awarded to 248 service-disabled veteran-owned small businesses

Received an "Exceptional" rating from the Defense Contract Management Agency (DCMA) for the Company's GFY 2021 small business performance on Department of Defense contracts

Engaging with our suppliers and identifying improvement opportunities is one way to foster sustainable and responsible growth. In 2021, we reached out to approximately 1,700 suppliers to conduct a comprehensive assessment of their Model Based Enterprise (MBE) capabilities. MBE is an organizational approach that connects product data seamlessly, eliminating functional silos and limiting the usage of transactional systems. MBE contributes to sustainability by facilitating reductions in energy consumption and waste generation, building resiliency and enabling disruption innovation and design. Participating suppliers received a benchmark report that serves as a tool to understand where they rank among their peers and help create a more sustainable supply chain.

Audit Matters

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

 The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young as independent auditors for 2022.

The Audit Committee has appointed Ernst & Young LLP (Ernst & Young), an independent registered public accounting firm, as the independent auditors to perform an integrated audit of the Company's consolidated financial statements and internal control over financial reporting for the year ending December 31, 2022. The services provided to the Company by Ernst & Young for the last two fiscal years are described under the caption "Fees Paid to Independent Auditors" on the following page.

The Audit Committee is directly responsible for the appointment, compensation, retention, oversight and termination of the Company's independent auditors in accordance with the NYSE listing standards. The Audit Committee also is responsible for the audit fee negotiations associated with the retention of Ernst & Young. The Audit Committee and its Chairman are involved in the selection of Ernst & Young's lead engagement partner. The Audit Committee regularly meets with Ernst & Young without management present.

Ernst & Young has served as the Company's independent auditors since 1994. The Audit Committee reviews the engagement of Ernst & Young annually following completion of Ernst & Young's audit of the prior year's financial statements. The Audit Committee also conducts a mid-year assessment of the quality of Ernst & Young's work. As part of its annual and mid-year assessment of Ernst & Young, the Audit Committee has considered:

- the materials on independence provided by Ernst & Young;

- work quality;

- management's level of satisfaction with Ernst & Young's services;

- the adequacy of Ernst & Young's staffing;

- the breadth of knowledge, support and expertise of its national office;

- the length of time Ernst & Young has been engaged;

- external data regarding Ernst & Young's audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on Ernst & Young and its peer firms;

- Ernst & Young's institutional knowledge and expertise with respect to the Company's business and government contracting practices, quality and cost-effective services;

- familiarity with the Company's account;

- the potential impact of changing independent auditors;

- level of expertise in accounting issues relating to government contracts; and

- Ernst & Young's performance in providing independent analysis of management positions.

Stockholder approval of the appointment is not required. However, the Board believes that obtaining stockholder ratification of the appointment is a sound corporate governance practice. If the stockholders do not vote on an advisory basis in favor of Ernst & Young, the Audit Committee will reconsider whether to hire the firm and may retain Ernst & Young or hire another firm without resubmitting the matter for stockholders' approval. The Audit Committee retains the discretion at any time to appoint a different independent auditor.

Representatives of Ernst & Young are expected to be present at the Annual Meeting, and such representatives will be available to respond to appropriate questions and will have the opportunity to make a statement if they desire.

Pre-Approval of Independent Auditors Services

The Audit Committee pre-approves all audit, audit-related, tax and other services performed by the independent auditors. The Audit Committee pre-approves specific categories of services up to pre-established fee thresholds. Unless the type of service has previously been pre-approved, the Audit Committee must approve that specific service before the independent auditors may perform such service. In addition, separate approval is required if the amount of fees for any pre-approved category of service exceeds the fee thresholds established by the Audit Committee. The Audit Committee also has delegated to the Committee Chairman or any member pre-approval authority with respect to permitted services up to $500,000, provided that the Committee Chairman or any committee member must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Auditors

The following table sets forth the fees billed by Ernst & Young, the Company's independent auditors, for audit services, audit-related services, tax services and all other services rendered for 2021 and 2020. All fees were pre-approved in accordance with the Audit Committee's pre-approval policy. The Audit Committee considered and concluded that the provision of these services by Ernst & Young was compatible with the maintenance of the auditor's independence.

	2020 ($)	2021 ($)
Audit Fees[a]	23,500,000	23,500,000
Audit-Related Fees[b]	310,000	1,142,000
Tax Fees[c]	2,600,000	2,100,000
All Other Fees	—	—

[a] Audit fees are for services related to the annual audit of the Company's consolidated financial statements, including the audit of internal control over financial reporting, the interim reviews of the Company's quarterly financial statements, statutory audits of the Company's foreign subsidiaries and consultations on accounting matters.

[b] Audit-related fees are primarily related to audits of the Company's employee benefit plans, due diligence services in connection with acquisitions and, for 2021, fees in connection with Service Organization Controls 2 (SOC2) readiness for one of the Company's customer contracts.

[c] Tax fees are for domestic and international tax compliance and advisory services. Tax compliance fees were $1.1 million and $1.7 million in 2021 and 2020, respectively, and fees for advisory services were $1.0 million and $0.9 million in 2021 and 2020, respectively.

Audit Committee Report

The Audit Committee of the Board of Directors is responsible for overseeing the Company's accounting, auditing and financial reporting process, financial risk assessment and management process and for monitoring compliance with certain legal and regulatory compliance matters and for reviewing certain strategic risks and opportunities, on behalf of the Board of Directors.

The Company's management is responsible for preparing the quarterly and annual consolidated financial statements, the financial reporting process, and maintaining and evaluating disclosure controls and procedures and a system of internal control over financial reporting.

In addition to its oversight of the Company's internal audit organization, the Audit Committee is directly responsible for the appointment, compensation, retention, oversight and termination of the Company's independent auditors, Ernst & Young, an independent registered public accounting firm. The independent auditors are responsible for performing an independent audit of the Company's annual consolidated financial statements and internal control over financial reporting and expressing an opinion on the material conformity of those consolidated financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company's internal control over financial reporting.

In connection with the preparation of the Company's consolidated financial statements as of and for the year ended December 31, 2021, the Audit Committee reviewed and discussed with management and Ernst & Young the Company's audited consolidated financial statements, including discussions regarding critical accounting policies, financial accounting and reporting principles and practices, the quality of such principles and practices, the reasonableness of significant judgments and estimates, and the effectiveness of internal control over financial reporting. The Audit Committee also discussed with Ernst & Young, with and without management, the quality of the financial statements, clarity of the related disclosures, effectiveness of internal control over financial reporting and other items required by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. Additionally, the Audit Committee received and reviewed the written disclosures and letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the Audit Committee's reviews and discussions described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the year ended December 31, 2021 be included in Lockheed Martin Company's Annual Report on Form 10-K for 2021 for filing with the SEC. The Audit Committee also reappointed Ernst & Young to serve as the Company's independent auditors for 2022, and requested that this appointment be submitted to the Company's stockholders for ratification at the Annual Meeting. The Board of Directors approved the Audit Committee's recommendations.








| Thomas J. Falk | David B. Burritt | James O. Ellis, Jr. | Ilene S. Gordon | Debra L. Reed-Klages | Patricia E. Yarrington |
| Chairman | | | | | |













Executive Compensation

PROPOSAL 3: ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NEOs (SAY-ON-PAY)	The Board unanimously recommends that you vote FOR the advisory vote to approve the compensation of our named executive officers.

As required by Section 14A of the Securities Exchange Act of 1934, as amended, we ask our stockholders to vote annually to approve, on an advisory (non-binding) basis, the compensation of our named executive officers (NEOs) as described in detail in the Compensation Discussion and Analysis (CD&A) and the accompanying tables in the Executive Compensation section of this Proxy Statement. This vote is commonly known as Say-on-Pay.

Stockholders should review the entire Proxy Statement and, in particular, the CD&A beginning on page 37 and the Executive Compensation Tables beginning on page 54, for information on our executive compensation programs and other important items.

We believe that the information provided in this Proxy Statement demonstrates that our executive compensation programs are designed to link pay to performance. Accordingly, the Board recommends that stockholders approve the compensation of our NEOs by approving the following Say-on-Pay resolution:

RESOLVED, that the stockholders of Lockheed Martin Corporation approve, on an advisory basis, the compensation of the named executive officers identified in the “Summary Compensation Table,” as disclosed in the Lockheed Martin Corporation 2022 Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the accompanying footnotes and narratives. This vote is not intended to address any specific item of compensation, but rather our overall compensation policies and procedures related to the NEOs. Although the results of the Say-on-Pay vote do not bind the Company, the Board will, as it does each year, continue to review the results carefully and plans to continue to seek the views of our stockholders throughout the year.

Compensation Committee Report

The Management Development and Compensation Committee makes recommendations to the Board of Directors concerning the compensation of the Company’s NEOs. We have reviewed and discussed with management the Compensation Discussion and Analysis that will be included in the Company’s Schedule 14A Proxy Statement, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. Based on that review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement. The Board approved our recommendation.

Ilene S. Gordon
Chairman

Thomas J. Falk

Vicki A. Hollub

Debra L. Reed-Klages

Patricia E. Yarrington

Compensation Discussion and Analysis (CD&A)

This CD&A discusses the compensation decisions for the NEOs listed in the Summary Compensation Table on page 54.

2021-2022 Leadership Changes

In 2021 and early 2022, there were the following leadership changes affecting the NEOs:

- President and CEO James D. Taiclet was elected Chairman effective March 1, 2021, succeeding Marillyn A. Hewson, who was serving as Executive Chairman;
- Kenneth R. Possenriede retired effective August 3, 2021, after serving as Chief Financial Officer since February 11, 2019;
- John W. Mollard, Vice President and Treasurer, served as Acting Chief Financial Officer from August 3, 2021 until Jesus Malave was appointed as Chief Financial Officer on January 31, 2022;
- Richard F. Ambrose transitioned to an advisory role effective January 1, 2022 after serving as Executive Vice President, Space, since April 2013, and retired March 1, 2022. Robert M. Lightfoot, Jr., succeeded Mr. Ambrose effective January 1, 2022; and
- Marillyn A. Hewson served as Executive Chairman from June 15, 2020 to March 1, 2021 and Strategic Advisor to the CEO from March 1, 2021 through February 28, 2022.

NEO	Title	Years of Service At End of 2021 (rounded)
James D. Taiclet	Chairman, President and Chief Executive Officer	2 years
John W. Mollard	Vice President and Treasurer; Former Acting Chief Financial Officer	39 years
Kenneth R. Possenriede	Former Chief Financial Officer	-
Frank A. St. John	Chief Operating Officer	35 years
Richard F. Ambrose	Former Executive Vice President, Space	21 years
Stephanie C. Hill	Executive Vice President, Rotary & Mission Systems	35 years
Marillyn A. Hewson	Former Executive Chairman; Former President and CEO	39 years

To assist stockholders in finding important information in the CD&A, sections are highlighted as follows:

Executive Summary

2021 Say-on-Pay Vote

At our 2021 annual meeting, more than 92% of the votes cast by our stockholders approved our Say-on-Pay proposal. We meet with our key investors throughout the year to understand the topics that matter most to them as they relate to executive compensation. In these meetings, we seek the views of our stockholders with respect to our existing policies and practices. (Please see "Our Stockholder Engagement Program" on page 26 for more specific details). Investors we engaged with during 2021 reacted positively to our pay governance and executive compensation programs. These investors overall indicated that they appreciate our current compensation structure, including our pay mix, and transparency as manifested in our Proxy disclosures. We consider the input of our stockholders, along with emerging best practices, to ensure alignment with our executive pay programs. We welcome feedback regarding our executive compensation programs and will continue to engage with our stockholders in 2022.

3-Year Say-on-Pay



94%
3-Year Average Votes Cast in Favor of Say-on-Pay Proposal

Our 2021 Performance

In 2021, Lockheed Martin built on our vision to transform the future of the defense enterprise. We continued to demonstrate agility and resilience despite the ongoing challenges presented by the effects of COVID-19. Financially, we delivered strong results across our key financial metrics, including sales of $67.0 billion, segment operating profit* of $7.4 billion and record cash from operations of $9.2 billion. While supply chain disruptions adversely affected our 2021 revenues, we took swift actions to address these challenges, and continued to accelerate payments to our suppliers, prioritizing small- and medium-sized businesses as well as large business that have been negatively affected by the pandemic. Orders and backlog in 2021 were also impacted by some delays in international orders; however, we ended 2021 with a year-end backlog of $135.4 billion.

From a strategic and operational perspective, thanks to our team members' dedication and resolve, we continued to produce world-class products and services across all business areas. Lockheed Martin's largest program, the F-35 Lightning II, continued to mature and expand around the globe with the delivery of 142 aircraft. The F-35 program also celebrated several international milestones with Switzerland and Finland joining the program and several other nations expressing interest in joining as well. We also had strategic and operational accomplishments across our other business areas in 2021. In March, we were awarded a $3.7 billion contract to develop the Next Generation Interceptor (NGI) – America's most advanced missile defense system. Also in March, the Army renewed their commitment to the Guided Multiple Launch Rocket System (GMLRS) program by awarding us a $1.12 billion contract. The CH-53K King Stallion heavy-lift helicopter continues to impress customers and in June, U.S. Naval Air Systems Command awarded us a contract for $878.7 million. Throughout the year we showed the power and potential of One Lockheed Martin, drawing upon the breadth and depth of our industry-leading portfolio to enable customers' Joint All-Domain Operations. We also delivered more customer capabilities through our integration of emerging technologies such as autonomy, artificial intelligence, and directed energy.

2021 Financial Performance



Sales of **$67.0B**

Segment Operating Profit* of **$7.4B**

Cash from Operations **$9.2B**

Earnings per Share of **$22.76**

3-Year TSR



We also made progress on our goals to attract, develop and retain the workforce needed to deliver our commitments to customers, employees and stockholders. Additionally, we continued our efforts to return cash to stockholders through dividends and share repurchases. During 2021, we returned $7.0 billion of cash to our stockholders, with $4.1 billion in share repurchases and $2.9 billion paid in cash dividends. We have increased our quarterly cash dividend for 20 consecutive years, reflecting the long-term strength of our cash flow generation and our commitment to stockholders.

*   See Appendix A for an explanation of Non-GAAP measures.

Compensation Overview

Our executive compensation programs covering our NEOs are designed to attract and retain critical executive talent, to motivate behaviors that align with stockholders' interests and to pay for performance. The majority of our NEOs' pay is variable and contingent on performance with over two-thirds in the form of long-term incentives (LTI). To ensure pay is competitive with market practices, we conduct a benchmarking analysis each year when establishing base salary, annual incentive target opportunities and LTI target opportunities. Each element of compensation is evaluated against the 50th percentile, which we refer to as "market rate," of our comparator group of companies, as shown on page 41. Although target incentive opportunities are set by reference to the market rate, incentive plan terms provide for actual payouts to be based upon actual performance that can result in payouts above or below targeted levels. Based on actual results relative to our pre-established goals under our incentive programs, the 2021 annual incentive program paid out at 125% of target and the 2019-2021 Long-Term Incentive Performance awards (LTIP) and Performance Stock Units (PSUs) paid out at 167.9% of target for all NEOs.

2021 CEO Compensation

2021 CEO Target Pay Mix. We believe that the compensation opportunities of our CEO should be predominantly variable, and the variable elements of the compensation package should tie to the Company's long-term success and the achievement of sustainable long-term total returns to our stockholders. As shown in the chart to the right, a significant portion of our CEO's target compensation is variable and in the form of LTI with more than half of total target pay in the form of equity-based incentives.

Base Salary. In 2021, Mr. Taiclet's annual base salary was set at $1,751,000.

2021 Annual Incentive. Mr. Taiclet's target annual incentive amount for 2021 was 185% of salary or $3,239,350.

2021-2023 Long-Term Incentives. In 2021, Mr. Taiclet was granted an annual LTI award of approximately $14 million, which was allocated 50% in PSUs, 30% in RSUs, and 20% in the cash-based LTIP. RSUs will cliff-vest after three years, while the payout of PSUs and LTIP will be based upon our results at the end of the three-year performance period relative to the three-year performance goals that were established in the beginning of 2021.

Benefit and Retirement Plans. Mr. Taiclet is eligible for benefit and retirement programs, similar to other salaried employees. None of our NEOs received additional years of service credits or other forms of formula enhancements under our benefit or retirement plans. Mr. Taiclet does not participate in our pension plan, as the salaried pension plan was closed to employees hired after December 31, 2005 and fully frozen effective January 1, 2020.



CEO Target Opportunity Mix *

9.2% Base Salary

17.1% Annual Incentives

Elements of Compensation

73.7% Long-Term Incentives

9% Fixed vs. 91% Variable

26% Short-Term vs. 74% Long-Term

41% Cash vs. 59% Equity

* Fixed vs. variable and cash vs. equity components are designated in the Compensation Elements table on page 43. We consider base salary and annual incentives as short-term pay and PSUs, LTIP and RSUs as long-term pay. Cash represents base salary, annual incentive target and LTIP target. We do not include retirement or other compensation components in the chart.

Summary of Compensation Approach

Guiding Pay Principles

Attract, motivate and retain executive talent	**Market-based 50th percentile approach** to target all compensation elements	**Link executive pay** to enterprise performance	**Provide an appropriate mix** of short-term vs. long-term pay and fixed vs. variable pay	**Align** to stockholder interests and long-term Company value

Our Decision-Making Process

The Compensation Committee seeks input from our CEO and other members of our management team as well as input and advice from an independent compensation consultant to ensure the Company's compensation philosophy and information relevant to individual compensation decisions are taken into account. Mr. Taiclet did not participate in the Board's and Compensation Committee's deliberations on his compensation.

Independent Pay Governance

INDEPENDENT BOARD MEMBERS	**INDEPENDENT COMPENSATION COMMITTEE**	**INDEPENDENT COMPENSATION CONSULTANT**	**STOCKHOLDERS & OTHER KEY STAKEHOLDERS**
Review and approve compensation of the CEO and review and ratify compensation of other NEOs. Review with management, at least annually, the succession plan for the CEO and other senior positions.	Reviews and approves incentive goals relevant to NEO compensation. Reviews and approves the compensation for each NEO. Recommends CEO compensation to the independent members of the Board.	Provides advice on executive pay programs, pay levels and best practices. Provides design advice for annual LTI vehicles and other compensation programs.	Provide feedback on various executive pay practices and governance during periodic meetings with management, which then is reviewed by and discussed with our independent Board members.

Role	Management	CEO	Management Compensation Consultant[1]	Independent Compensation Consultant[2]	Independent Compensation Committee	Independent Board Members
Peer Group / External Market Data and Best Practices for Compensation Design and Decisions	Reviews	Reviews	Develops	Develops/ Reviews	Reviews	—
Annual NEO Target Compensation	—	Recommends	—	Reviews	Approves	Ratify
Annual CEO Target Compensation	—	—	—	Advises	Recommends	Approve
Annual and Long-Term Incentive Measures, Performance Targets and Performance	Develops	Reviews	—	Reviews	Approves	Ratify
Long-Term Incentive Grants, Dilution, Burn Rate	Develops	Reviews	—	Reviews	Approves	Ratify
Risk Assessment of Incentive Plans	Reviews	Reviews	—	Develops	Reviews	—
Succession Plans	Develops	Reviews	—	—	—	Review

[1] Aon and Willis Towers Watson.

[2] Meridian Compensation Partners (Meridian).

How We Determine Market Rate Compensation

For each of the principal elements of executive compensation, we determine the "market rate" as the size-adjusted 50th percentile of our comparator group of companies. Size-adjusted market rates are calculated for us by Aon, using revenue regression analysis. This statistical technique accounts for revenue size differences within the peer group and results in a market rate for all compensation elements consistent with our revenue relationship to our peers. We also may adjust the market rate to reflect differences in an executive's job scope relative to the industry or the comparator group of companies, as appropriate.

The Compensation Committee considers the current market data in combination with other internal factors when setting individual annual target pay levels, such as changes to market data year-over-year, internal pay equity, individual performance, job scope and criticality to the Company. Our incentive plans are designed so that actual performance in excess of established performance targets results in payouts above target and actual performance below established performance targets results in payouts below target or no payout.

How We Select the Comparator Group for Market Rate Purposes

To establish the market rate for each of the principal elements of compensation, we select a group of publicly-traded companies (our comparator group). We regularly review our comparator group to maintain relevancy and to ensure the availability of data, while seeking to avoid significant annual changes in the group to ensure a level of consistency. Because the number of comparable companies with our revenue level is not extensive, we include companies in our comparator group based on a number of factors, including:

- Similarity in size (a high correlative factor in determining pay), generally based on annual revenues;

- Participation in the Aon executive compensation survey (our primary source for data in making market comparisons), which enables us to obtain reliable data for market comparisons that otherwise may not be publicly available;

- Industrial companies and, to the extent possible, companies that compete in the aerospace and defense industry, which enables comparison with companies that face similar overall labor costs, economic factors and market fluctuations;

- Companies we compete with for executive talent, as competitive conditions and the limited number of comparably-sized aerospace and defense companies require us to recruit outside of the core aerospace and defense companies for a broad range of disciplines (e.g., finance, human resources, legal, supply chain management) to obtain individuals with a broad range of skills that are transferable across industries; and

- Companies with comparable executive officer positions or management structures, which enables more appropriate compensation comparisons.

We do not consider market capitalization in selecting our comparator group because market capitalization can change quickly as industries and companies go in and out of favor as investments and companies restructure.

The data presented to and considered by the Compensation Committee regarding the level of compensation at the Company's comparator group of peer companies was developed from the proprietary results of the Aon executive compensation survey, subject to review by Meridian. All of the 2021 comparator group companies participated in the Aon survey. For 2021, the Compensation Committee added HP Inc. given its satisfaction of our criteria above and, in light of its split into three companies, DowDuPont Inc. was replaced with Dow Inc. Our 2021 revenues represented the 75th percentile of the comparator group.

2021 Comparator Group Companies		
3M Company	General Dynamics Corporation*	Northrop Grumman Corporation*
Caterpillar Inc.	General Electric Company	Raytheon Company*†
Cisco Systems, Inc.	Honeywell International Inc.*	The Boeing Company*
Deere & Company	HP Inc.	United Parcel Service, Inc.
Dow Inc.	International Business Machines Corporation	United Technologies Corporation*†
FedEx Corporation	Intel Corporation	

* Aerospace & Defense Industry

† Raytheon and United Technologies will be replaced with Raytheon Technologies for the 2022 comparator group.

Compensation and Risk

The Company's executive and broad-based compensation programs are intended to promote decision-making that supports a pay for performance philosophy while mitigating risk by utilizing the following design features:

- Balance of fixed and variable pay opportunities
- Multiple performance measures, multiple time periods and capped payouts under incentive plans
- Stock ownership requirements
- Oversight by independent Board committee
- Incentive goals set at the enterprise or business segment level
- Incentive Plan limits on individual awards and pool size
- Moderate severance program that includes post-employment restrictive covenants
- Institutional focus on ethical behavior
- Annual risk assessment
- Compensation Committee oversight of equity burn rate and dilution
- Enhanced clawback policy
- Anti-hedging policy

With the assistance of a risk assessment conducted by Meridian on an annual basis, the Compensation Committee concluded that risks arising from our executive and broad-based incentive compensation programs are not reasonably likely to have a material adverse effect on the Company.

2021 Named Executive Officers' Compensation

2021 Target Compensation

Our NEOs' target compensation for 2021 (other than Ms. Hewson) is shown in the table below and is closely aligned to the market rate. When determining pay for our NEOs, the Compensation Committee considers the current market data in combination with other internal factors when setting annual target pay levels, such as changes to market data year-over-year, internal pay equity, individual performance, job scope and criticality to the Company.

NEO	Base Salary ($)	Annual Incentive Target %	Annual Incentive Target Amount ($)	2021 Target LTI Value ($)	Total Target Direct Compensation ($)
Mr. Taiclet	1,751,000	185	3,239,350	14,000,000	18,990,350
Mr. Mollard*	495,000	70	346,500	800,000	1,641,500
Mr. Possenriede**	1,000,000	125	1,250,000	5,500,000	7,750,000
Mr. St. John	1,000,000	125	1,250,000	5,500,000	7,750,000
Mr. Ambrose	965,000	110	1,061,500	4,000,000	6,026,500
Ms. Hill	965,000	110	1,061,500	4,000,000	6,026,500

* Reflects Mr. Mollard's 2021 compensation aligned with his role as VP and Treasurer.

** Mr. Possenriede's actual annual incentive target for 2021 was $732,877, prorated based on time served during 2021.

Ms. Hewson served as Executive Chairman from June 15, 2020 to March 1, 2021 and Strategic Advisor to the CEO from March 1, 2021 through February 28, 2022, when she retired. Ms. Hewson received a base salary of $1,855,000 for her role as Executive Chairman through February 28, 2021 and did not receive separate director compensation for her service on the Board during this period. For her service as Strategic Advisor to the CEO, effective March 1, 2021 through February 28, 2022, Ms. Hewson's annual base salary was reduced to $900,000. Ms. Hewson was not eligible for an annual incentive for 2021 performance and did not receive any equity or long-term incentive performance awards in 2021. While she remained an employee of the Company, Ms. Hewson continued to be eligible for the benefit, retirement and perquisite programs described on page 53.

2021 Compensation Elements

Our compensation programs are designed to provide a mix of short- and long-term compensation, fixed and variable pay and cash and equity-based compensation, as well as to reflect our philosophy of providing pay for performance. Benefit, Retirement and Perquisite programs are not included in our compensation elements below (information about these programs can be found later in this section).

	Fixed		Variable		
	Base Salary	+ Annual Incentive +	Long-Term Incentives*		
			50% PSUs	20% LTIP	30% RSUs
WHAT?	Cash	Cash	Equity	Cash	Equity
WHEN?	Annual	Annual	3-year Performance Cycle	3-year Performance Cycle	3-year Cliff Vesting
HOW? Measures, Weightings & Payouts	Market rate, as well as internal pay equity, experience and critical skills	**70%Financial** 20% Sales, 40% Segment Operating Profit, 40% Cash from Operations** **30% Strategic & Operational** Key Metrics: Focus Programs, International, Mission Success®, Enterprise Performance, Portfolio Shaping/Enterprise Initiatives, Innovation, Talent Management Payout: 0-200% of target	**Relative TSR (50%)** **ROIC** (25%)** **Performance Cash** (25%)** • Award 0-200% of target # of shares • Relative TSR measure capped at 100% if TSR is negative • Value capped at 400% of stock price on date of grant x shares earned	• Payout 0-200% of target • Relative TSR measure capped at 100% if TSR is negative	Value delivered through long-term stock price performance
WHY?	Provides competitive levels of fixed pay to attract and retain executives.	Attracts and motivates executives by linking annual Company performance to an annual cash incentive.	Creates strong alignment with stockholder interests by linking long-term pay to key performance metrics and stock price. Provides a balance of internal and market-based measures to assess long-term performance.		Promotes retention of key talent and aligns executive and stockholder interests.

*   Reflects long-term incentive mix for the CEO, SVPs and EVPs; Mr. Mollard received a long-term incentive mix in 2021 of 10% PSUs, 40% LTIP and 50% RSUs based on his role as VP and Treasurer. Ms. Hewson did not receive annual or long-term incentives for 2021.

** Refer to the next page for adjustments made to Cash from Operations for compensation purposes and Appendix A for an explanation of Non-GAAP measures (Segment Operating Profit, ROIC and Performance Cash) as well as our disclosure regarding forward-looking statements concerning future performance or goals for future performance.

Base Salary

Base salaries are reviewed and increased annually taking into account the market rate (50th percentile), the executive's individual performance and internal pay equity. In establishing the base salary for each NEO, we determined the market rate using comparator group company data and evaluated whether the market rate should be adjusted up or down based on differences in the scope of the NEO's position as compared to the industry and the comparator group companies.

2021 Annual Incentive

The 2021 annual incentive plan for our CEO, other NEOs and all other officers elected by the Board was based 70% on financial goals and 30% on strategic and operational goals measured at the enterprise level, as illustrated in the graphic below. Although the annual incentive plan uses a formulaic approach, the Compensation Committee retains discretion in administering the plan, which discretion includes choosing and approving goals, assessing strategic and operational results and modifying payouts based on business segment and individual performance for any officer elected by the Board, including the NEOs.



Under the terms of our annual incentive plan, the CEO's bonus and the bonus for each of the other NEOs cannot exceed 0.3% and 0.2%, respectively, of Cash from Operations. Annual incentive payouts range from 0% to 200% of target.

2021 Annual Incentive Goals and Results

At its February 2021 meeting, the Compensation Committee approved enterprise-wide objectives for 2021 reflecting financial and strategic and operational goals. These goals are used as the Enterprise Component for all executives in the Company and serve as the only goals for the CEO, NEOs and all other officers elected by the Board. We have not made any modifications to our annual incentive goals in response to COVID-19 or the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

Financial Assessment (70% Weight). The financial targets under the annual incentive plan align with the guidance we disclosed publicly at the beginning of 2021. We believe this approach to setting the financial metrics for annual incentive purposes appropriately links compensation to our effectiveness in meeting our public commitments to our stockholders. Our financial commitments are established at the completion of our annual long-range planning process and are consistent with our long-range plan commitments. The long-range planning process includes reviews of the assumptions used by the business segments in generating their financial projections, such as industry trends and competitive assessments, current and future projected program performance levels and the risks and opportunities surrounding these baseline assumptions. The long-range plan on which our financial goals are based is tied to the business environment in which we operate and can vary year-over-year. Our long-range plan values for Sales, Segment Operating Profit (see Appendix A for definition of Non-GAAP measures) and Cash from Operations are set forth in the 2021 guidance we provided publicly to investors in January 2021 and represent the target level (100% performance) for each of these metrics.

For the purposes of assessing performance under our annual incentive program, Cash from Operations results of $9.2 billion (a record for the Company) were adjusted to reflect the net after tax impact of not making previously planned pension contributions that had been included in the 2021 goal, but which became unnecessary because of the American Rescue Plan Act of 2021, which eased funding requirements for single-employer defined benefit pension plans. We established maximum (200% performance) and threshold payout levels (50% performance) around these targets based on a review of historical performance against long-range plan commitments for each of the three annual incentive metrics, which ensures the appropriate level of rigor on each of the threshold, target and maximum goals. We used straight-line interpolation between target and both maximum and minimum historical performance levels.

The Compensation Committee reviewed the methodology and the targets established as part of its annual process during 2021.

2021 Financial Measures	Weight	2021 Goals ($)	Results ($)	Calculated Payout	Weighted Payout
Sales	20%	67,100 - 68,500M	$67,044M	89%	18%
Segment Operating Profit*	40%	7,355 - 7,495M	$7,379M	94%	37%
Cash from Operations	40%	≥ 8,300M	$8,552M**	120%	48%
Financial Payout Factor					**103%**

*   See Appendix A for definition of Non-GAAP measures.

**   Reported Cash from Operations for 2021 was $9,221M and is adjusted here to reflect the net after tax impact of not making previously planned pension contributions that had been included in the 2021 goal, but which became unnecessary because of the American Rescue Plan Act of 2021.

Strategic & Operational Assessment (30% Weight). Our strategic and operational performance assessments are evaluated differently than financial performance assessments. For the 2021 performance year, a broad set of goals was established for our strategic and operational commitments at the beginning of the year, including goals tied to the development of new business, enterprise performance, technological innovation, and executing on sustainability initiatives, such as achievement of pre-established measures and targets related to diversity and talent management. Strategic and operational performance goals are both quantitative and qualitative in nature and measured against pre-established criteria using a scorecard approach. When determining the payout factor, the Compensation Committee considers the results and evaluates performance in totality. The strategic and operational performance goals and results are set forth below.

2021 Strategic & Operational Goals Summary	Assessment Summary Highlights
FOCUS PROGRAMS Shape and secure key Focus Program wins and achieve Keep Sold Program milestones	• Orders of $53.4 billion and year-end backlog of $135.4 billion • Achieved 100% focus program and 69% keep sold program milestones • Competitive win rate on programs throughout the year (72% bids, 85% dollars)
INTERNATIONAL Continue international expansion through increased orders and sales	• $18.4 billion of net sales to international customers (including foreign military sales) • Continued strong international interest in our programs and focus on strengthening international relationships
MISSION SUCCESS Achieve Mission Success milestones	• Achieved objectives for key metrics while mitigating external factors with completion of 91% targeted Mission Success events • Key program milestones achieved throughout the Company in all customer operational domains
ENTERPRISE PERFORMANCE Achieve customer commitments and increase stockholder value through Program Performance, Product Deliveries, Supply Chain Performance and Affordability and Sustainability	• Implemented industry leading effort to support our customer mission, employees, supply chain, and community through COVID-19 • Returned $7 billion of cash to our stockholders through dividends and share repurchases
PORTFOLIO SHAPING / ENTERPRISE INITIATIVES Assess portfolio on an ongoing basis to maximize stockholder value, which includes M&A activity, cost competitiveness, and other enterprise initiatives	• Pursued strategic acquisitions and partnerships to drive business growth • Exceeded affordability goals and realized corporate overhead savings • Achievement or substantial progress on 2021 Sustainability Management Plan goals relating to: Business Integrity, Product Impact, Employee Wellbeing, Resource Efficiency and Information Security
INNOVATION Execute 21st Century Security strategy to include technology development, demonstrations, and commercial partnerships Drive infrastructure modernization, technology development and functional capability adoption to digitally transform the enterprise	• Aligned enterprise objectives and milestones with 21st Century Security strategic vision • Accelerated enterprise-wide business process and digital transformation
TALENT MANAGEMENT Attract, develop and retain the workforce needed to deliver commitments to customers and stockholders	• Demonstrated success in a new hybrid virtual environment • Increased leadership representation for people of color and women • Achieved business objectives in all (7) union negotiations

Strategic & Operational Payout Factor	**175%**

The Compensation Committee reviewed these accomplishments and recommended this factor to recognize the Company's strong operational performance in a highly competitive environment while undertaking and executing major strategic initiatives.

Summary of Annual Incentive Payout Calculations

For 2021, the Compensation Committee approved an annual incentive target of 185% of base salary for Mr. Taiclet, aligning with the 2021 market rates (50th percentile). Mr. St. John's and Mr. Possenriede's annual incentive target percentage also aligned with market at 125% of base salary. Our business segment EVPs' targets were set to 110% of their base salaries. Mr. Mollard's target of 70% of base salary was set in alignment with his role as VP and Treasurer and did not change in connection with his appointment as Acting CFO during 2021. The final payout factor and payout amounts for each of our NEOs, as determined by the Board, are shown below.

Summary of 2021 Enterprise Performance & Overall Payout Factor

	Weight	2021 Factors	Weighted Payout
Financial	70%	103%	72%
Strategic & Operational	30%	175%	53%
Overall Payout Factor			**125%**

NEO*	Base Salary ($)	Target % of Salary (%)	Target Award ($)	X	Overall Payout Factor	=	Payout ($)
Mr. Taiclet	1,751,000	185	3,239,350				4,049,200
Mr. Mollard**	495,000	70	346,500				433,100
Mr. Possenriede***	1,000,000	125	732,877		125%		916,100
Mr. St. John	1,000,000	125	1,250,000				1,562,500
Mr. Ambrose	965,000	110	1,061,500				1,326,900
Ms. Hill	965,000	110	1,061,500				1,326,900

* Ms. Hewson did not receive an annual incentive for 2021.

** Mr. Mollard's 2021 compensation aligned with his role as VP and Treasurer. In February 2022, Mr. Mollard was also awarded a special cash bonus of $400,000 to compensate him for his performance and service during 2021 as Acting Chief Financial Officer.

*** Mr. Possenriede's target and payout is prorated based on time served during fiscal year 2021.

2021 Long-Term Incentive Compensation

The following summary shows the 2021 LTI compensation mix for the CEO, SVPs and EVPs along with the principal terms of the awards. Mr. Mollard's long-term incentive mix varied from other NEOs based on his role as Vice President and Treasurer at the time of grant in February 2021. Ms. Hewson did not receive long-term incentive grants in 2021.



PSUs (distributed in common stock):

Performance Measures: Three-year Relative TSR (50%), ROIC (25%) & Performance Cash (25%)

Caps:

- 200% of target shares
- Relative TSR measure capped at 100% if the Company's TSR is negative
- Value capped at 400% of stock price on date of grant times shares earned

RSUs (distributed in common stock):

Vesting Schedule: RSUs cliff vest 100% three years after the grant date

3-Year LTIP (paid in cash):

Performance Measures: Three-year Relative TSR (50%), ROIC (25%) & Performance Cash (25%)

Caps:

- 200% of target amount
- Relative TSR measure capped at 100% if the Company's TSR is negative
- Individual payout capped at $10 million

In determining the appropriate level of equity grants for 2021, the Compensation Committee took into consideration the long-term incentive market rate (50th percentile) along with a variety of other factors, including the number of awards outstanding and shares remaining available for issuance under the Company's equity incentive plans, the number of shares that would be issued under contemplated awards over the range of potential performance achievement, the total number of the Company's outstanding shares, the resulting implications for stockholder dilution and the number of shares granted to our executives year-over-year.



PSU Awards (50% of the LTI award)

PSU awards are calculated by multiplying the overall target LTI award value (as shown in the table on page 42) by the 50% weighting assigned to the PSU portion (10% in the case of Mr. Mollard). The number of PSUs granted is determined based on the closing stock price of the Company's common stock on the NYSE on the date of grant. Each NEO's PSU target number of shares is determined as of the grant date of the award, and the actual number of shares earned at the end of the period is calculated based on our performance measured against the three financial metrics as follows: 50% Relative TSR, 25% ROIC and 25% Performance Cash.

The number of shares granted at the end of the cycle can range from 0% to 200% of the applicable target number of shares. If average TSR is negative at the end of the performance cycle, the payout factor for the Relative TSR measure is capped at 100%. In addition, the maximum value that can be earned under a PSU award is 400% of the stock price on the date of grant times the shares earned. The award calculation is formulaic pursuant to the provisions defined in the award agreement, and no adjustment can be made to the final number of shares granted, which is determined based on the performance outcomes relative to our pre-set goals. Participants also accrue deferred dividend equivalents on the shares earned, which are paid in cash following vesting of the underlying shares.



RSU Awards (30% of the LTI award)

RSU awards are calculated by multiplying the overall target LTI award value (as shown in the table on page 42) by the 30% weighting assigned to the RSU portion (50% in the case of Mr. Mollard).

The number of RSUs granted is determined based on the closing stock price of the Company's common stock on the NYSE on the date of grant. Deferred dividend equivalents are accrued during the vesting period and paid in cash following the vesting of the underlying shares.



LTIP Awards (20% of the LTI award)

LTIP awards are cash-based and are calculated by multiplying the overall target LTI award value (as shown in the table on page 42) by the 20% weighting assigned to the LTIP portion (40% in the case of Mr. Mollard). Each NEO's LTIP target is determined at the time of grant, and the actual award earned at the end of the three-year performance period is calculated based on the same performance measures as those used for the PSUs (50% Relative TSR, 25% ROIC and 25% Performance Cash).

Payouts can range from 0% to 200% of the applicable target. If average TSR is negative at the end of the performance cycle, the payout factor for the Relative TSR measure is capped at 100%. The award calculation is formulaic pursuant to the provisions defined in the award agreement, and no adjustment can be made to the final payout factor, which is determined based on the performance outcomes relative to our pre-set goals. For the 2021-2023 LTIP grants, any amount payable to a single participant in excess of $10 million will be forfeited.

Selection of LTI Performance Measures

The LTI performance metrics approved by the Compensation Committee are measures that we believe effectively support our long-term business and strategic goals and directly tie the long-term goals of our executive leadership team to the interests of our stockholders.

The measurements used for the financial component of our 2021 annual incentive plan (Sales, Segment Operating Profit and Cash from Operations) also serve as the foundation for achieving our long-term goals such that we must consistently achieve or exceed the Company's annual goals in order to achieve our LTI goals. The selected LTI performance metrics consist of Relative TSR (50% weight), ROIC (25% weight) and Performance Cash (25% weight). We chose these three metrics because we believe they represented good measures of value creation for the Company over a long-term period. We also applied equal weighting to the market-based measure of value creation, TSR, to the internal measures of value creation, Performance Cash and ROIC.

In February 2021, the Compensation Committee approved a new Relative TSR Comparators peer group beginning with the 2021-2023 performance cycle. While the group of S&P Aerospace & Defense peers and other large government contractors has been, in our judgment, the preferred peer group against which to compare our Relative TSR, it has been impacted by multiple business transactions and exhibited significant volatility in the number of its constituents over the past several years. To moderate the potential effect of corporate transactions on the peer group, the Compensation Committee approved an expanded peer group of 27 companies that generally met the following parameters as of January 1, 2021:

- Global Industry Classification Standard - GICS 2010 - Capital Goods
- Listed on a major U.S. index
- Revenue >$10B and Market cap >$5B

Accordingly, the Relative TSR Comparators for the 2021-2023 performance cycle are shown below:

2021-2023 Relative TSR Comparators		
3M Company	General Electric Company	PACCAR Inc
AECOM	Honeywell International Inc.	Parker-Hannifin Corporation
Carrier Global Corporation	Howmet Aerospace Inc.	Quanta Services, Inc.
Caterpillar Inc.	Illinois Tool Works Inc.	Raytheon Technologies
Cummins Inc.	Jacobs Engineering Group Inc.	Stanley Black & Decker, Inc.
Deere & Company	Johnson Controls International plc	Textron Inc
Eaton Corporation plc	L3Harris Technologies, Inc.	The Boeing Company
Emerson Electric Co.	Northrop Grumman Corporation	Trane Technologies plc
General Dynamics Corporation	Otis Worldwide Corporation	W.W. Grainger, Inc.

Because the Relative TSR index is not perfectly aligned with the businesses in which Lockheed Martin operates and because any number of macro-economic factors that could affect market performance are beyond the control of the Company, we use ROIC and Performance Cash as internal measures that are directly affected by management's decisions. ROIC measures how effectively we employ our capital over time, while Performance Cash provides the means for investment or value creation. By including a cash measure in both our annual and long-term incentive plans, the plans mitigate the risk of short-term cash strategies that do not create long-term value.

In tandem, we believe that these metrics drive the behaviors of our management team in ways that are intended to create the most value for our stockholders.

Setting Performance Goals for PSUs and LTIP

Our long-range planning process is used to establish the target (100% level of payment) for the Performance Cash and ROIC metrics in the PSU and LTIP grants. In setting minimum and maximum levels of payment, we reviewed historical levels of performance against long-range plan commitments, and conducted sensitivity analyses on alternative outcomes focused on identifying likely minimum and maximum boundary performance levels. Levels between 100% and the minimum and maximum levels were derived using linear interpolation between the performance hurdles.

The specific Performance Cash and ROIC target values for the 2021-2023 PSU and LTIP plans are not publicly disclosed at the time of grant due to the proprietary nature and competitive sensitivity of the information. However, the method used to calculate the awards will be based on actual performance compared to the Company's 2021-2023 targets, which use straight-line interpolation between points. Starting with the 2021-2023 performance period, goal measurement ranges for the Performance Cash and ROIC metrics were changed from fixed amounts to percentages to better align program rigor with changes in target goals over time.

The individual award agreements require pre-specified adjustments to Performance Cash and ROIC to ensure that the ultimate payouts are not impacted to the benefit or detriment of management by specified events that would result in a difference between planned and actual financial results, such as changes in forecasted pension contributions, changes in accounting (GAAP) standards, impacts of an acquisition or divestiture valued at more than $1 billion, changes in tax law or interpretations related to amortization for research and experimental expenditures, non-cash settlement charges associated with pension risk transfer transactions, unplanned tax payments or benefits associated with divestitures, or pension-related impacts to the Company's long-range plan associated with implementation of the American Rescue Plan Act of 2021.

The Compensation Committee does not have discretion to adjust the results of the PSU and LTIP awards beyond the adjustments specified in the award agreements.

2021-2023 Performance Goals

Relative TSR (50%)*		Performance Cash (25%)		ROIC (25%)	
Percentile Rank	Payout Factor	Goals	Payout Factor	Goals	Payout Factor
75th – 100th	200%				
60th	150%	Plan +20%	200%	Plan +12%	200%
50th	100% (Target)				
40th	50%	Plan	100%	Plan	100%
35th	25%				
< 35th	0%	Plan -15%	25%	Plan -10%	25%

* 2021-2023 Relative TSR performance is measured against our peers in the S&P GICS 2010 - Capital Goods, US-Indexed & with a revenue >$10B and market cap >$5B, totaling 27 peers (See page 49 for Relative TSR Comparators).

2019-2021 LTIP and PSU Awards

The cash-based LTIP and share-based PSU payouts for the three-year performance period ended December 31, 2021 shown below were calculated by comparing actual corporate performance for each metric for the period January 1, 2019 through December 31, 2021, against a table of payment levels from 0% to 200% (with the 100% payout level being considered target) established at the beginning of the performance period in February 2019. Except as discussed above in relation to government stimulus and assistance programs enacted in response to COVID-19, we have not made any modifications to our compensation programs or to our targets or goals, in response to COVID-19 or the CARES Act.

Measure	Performance Target	Performance Result	Weighting	Payout Factor
Relative TSR	50th Percentile	57th Percentile	50%	135.7%
Performance Cash*	$21.4B	$24.8B	25%	200.0%
ROIC*	20.5%	22.6%	25%	200.0%
Overall Payout Factor				**167.9%**

* See Appendix A for definition of Non-GAAP measures.

Based on a weighted payout factor of 167.9%, the following table shows the payouts for 2019-2021 LTIP and PSU awards made in 2022.

NEO*	LTIP Target ($)	LTIP Payout ($)	PSUs Target (#)	Total Shares Distributed / Earned
Mr. Mollard**	300,000	503,700	247	415
Mr. Possenriede***	776,004	1,302,911	6,022	10,111
Mr. St. John	785,000	1,318,015	6,446	10,823
Mr. Ambrose	785,000	1,318,015	6,446	10,823
Ms. Hill**	420,000	705,180	345	580
Ms. Hewson	2,860,000	4,801,940	23,481	39,425

* Excludes Mr. Taiclet who did not receive a 2019 - 2021 LTIP award.
** Reflects targets and payouts associated with the 2019-2021 awards received as Vice Presidents.
*** Target and payout pro-rated based on days worked during the 2019-2021 performance cycle.

2022 Incentive Opportunities

In February 2022, the Compensation Committee approved the 2022 incentive opportunities for executives. There were no changes to our overall annual or long-term incentive plan design for 2022. However, the Compensation Committee approved the use of Free Cash Flow to replace Cash From Operations and Performance Cash under the annual and long-term incentive plans. The definition of Free Cash Flow incorporates capital expenditures and includes specified adjustments to ensure that the ultimate payout is not impacted to the benefit or detriment of management that would result in a difference between planned and actual financial results. The Compensation Committee also approved strategic and operational goals under our annual incentive program for 2022 in the following four categories: enterprise performance; new business / growth; strategy; and environmental, social and governance (ESG). The new separate ESG category includes goals designed to achieve objectives related to attracting, developing, and retaining our premier and diverse workforce, protecting Lockheed Martin, U.S. Government and 3rd party proprietary data from cyber intrusion, ensuring the safety and security of our products, services and workplace, and responsibly stewarding our climate. Separately, the Committee retains discretion under our annual incentive program to adjust the financial performance metrics, goals and results to preserve the intended incentives to account for changes in capitalization or a corporate transaction, changes in accounting policies or practices, special charges to earnings or unusual or unforeseen events.

Additionally, in February 2022, Mr. Mollard received a $500,000 one-time special RSU grant in recognition of his performance and service as Acting CFO and to retain him for his assistance with the CFO transition during 2022. The award will vest on December 15, 2022, which is aligned with Mr. Mollard's mandatory retirement date absent a waiver under our policy.

Other Compensation Matters

Our Use of Independent Compensation Consultants

The independent compensation consultant provides important information about market practices, the types and amounts of compensation offered to executives generally and the role of corporate governance considerations in making compensation decisions. The Compensation Committee's charter authorizes it to retain outside advisors that it believes are appropriate to assist in evaluating executive compensation.

For 2021, the Compensation Committee continued to retain Meridian as an independent compensation consultant. In connection with its retention of Meridian, the Compensation Committee considered the following factors in assessing Meridian's independence:

- Meridian's services for the Company are limited to executive and director compensation.

- The compensation paid to Meridian is less than 1% of Meridian's revenues.

- Meridian has business ethics and insider trading and stock ownership policies, which are designed to avoid conflicts of interest.

- Meridian employees supporting the engagement and their immediate family members do not own Lockheed Martin securities.

- Meridian employees supporting the engagement have no business or personal relationships with members of the Compensation Committee or with any Lockheed Martin executive officer.

At its February 2022 meeting, the Compensation Committee renewed the engagement of Meridian. At that time, Meridian confirmed the continuing accuracy of each of the factors described above.

The nature and scope of Meridian's engagement was determined by the Compensation Committee and not limited in any way by management.

Policy Regarding Timing of Equity Grants

We have a corporate policy statement concerning the grant of equity awards. Under that policy:

- The Compensation Committee is responsible for determining the grant date of all equity awards to executive officers.

- No equity award may be backdated. A future date may be used if, among other reasons, the Compensation Committee's action occurs in proximity to the release of earnings or during a trading blackout period.

- Proposed equity awards are presented to the Compensation Committee in February of each year. Off-cycle awards may be considered in special circumstances, which may include hiring, retention or acquisition transactions.

In addition, our equity plans explicitly prohibit repricing of stock options or paying cash for underwater stock options.

Clawback and Other Protective Provisions

The Governance Guidelines include a clawback policy, which provides that if the Board of Directors determines that (1) an officer's intentional misconduct, gross negligence or failure to report such acts by another person is a contributing factor in requiring us to restate any of our financial statements or constituted fraud, bribery or another illegal act (or contributed to another person's fraud, bribery or other illegal act) that adversely impacts our financial position or reputation; (2) an officer's intentional misconduct or gross negligence causes severe reputational or financial harm to the Company; or (3) an officer's misappropriation of Lockheed Martin Proprietary Information causes, or is intended to cause, severe reputational or financial harm to the Company, then the Board shall take such action as it deems in the best interest of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions, the Board may seek to recover or require reimbursement of amounts awarded to the officer in the form of an annual incentive bonus or LTI award.

The clawback policy is incorporated into our annual incentive plan and in the award agreements for the long-term incentive awards (parts (2) and (3) above beginning in 2019), covering all variable incentive compensation. There were no events requiring Board consideration of a clawback action during 2021. If the Board recoups incentive compensation under the policy, management intends to disclose the aggregate amount of incentive compensation recovered, so long as the underlying event has already been publicly disclosed in our filings with the SEC. This disclosure would appear in the proxy statement following any such Board action and would provide the aggregate amount of recovery for each event if there is more than one applicable event. The award agreements for the NEOs and all executive-level award agreements also contain post-employment restrictive covenants, and compensation awarded under those agreements may be subject to clawback in the event an executive breaches any of the post-employment restrictive covenants.

Anti-Hedging and Pledging Policy

Our policies prohibit hedging and pledging of Lockheed Martin stock by all directors, officers and employees. Under our policies, Lockheed Martin directors, officers and employees may not purchase or sell derivative securities based on Lockheed Martin common stock or other Lockheed Martin securities. This policy also prohibits hedging or monetization transactions such as forward-sale contracts, equity swaps, collars and exchange funds, that are designed to hedge or offset any decrease in the market value of equity securities, lock in then-current market gains without the sale of the underlying security, or transactions in which the director or employee may divest aspects of the risks and rewards of ownership. This policy applies both to shares of Lockheed Martin common stock that are either (1) granted to directors, officers or employees by Lockheed Martin as part of their compensation or (2) held, directly or indirectly, by directors, officers or employees.

Stock Ownership Requirements for Key Employees

To better align their interests with the long-term interests of our stockholders, we expect our officers (including the NEOs) and other members of management to maintain an ownership interest in the Company based on the following guidelines:

6x	**4x**	**3x**	**2x**
base salary for CEO and Chairman	base salary for Chief Financial Officer and Chief Operating Officer	base salary for Executive Vice Presidents	base salary for Senior Vice Presidents and Elected Vice Presidents

NEOs are required to achieve ownership levels within five years of assuming their role and must hold net shares from vested RSUs and PSUs and net shares from options exercised until the value of the shares equals the specified multiple of base salary. The securities counted toward their respective target threshold include common stock, unvested RSUs, and stock units under our 401(k) plans and other deferral plans. Unvested PSUs are not counted towards ownership levels. As of December 31, 2021, each of our NEOs had exceeded their respective ownership requirements, irrespective of whether they have been in their current role for five years. NEOs who are no longer executive officers as of December 31, 2021 are not included below.

STOCK OWNERSHIP ACHIEVEMENT



Benefit, Retirement and Perquisite Programs

We offer other compensatory arrangements to our NEOs. The purpose for these benefits is to ensure security of executives, provide assistance with business-related expenses, and be competitive with the other companies in our industry. Below is a summary of programs available to our NEOs. Further details are described in footnotes to the Summary Compensation Table on page 54.

Health, Welfare and Retirement Benefits. Our NEOs are eligible for savings, pension, medical, disability, and life insurance benefits under the plans available to salaried, non-union employees. We offer supplemental pension and savings plans to make up for benefits that otherwise would be unavailable due to Internal Revenue Service (IRS) limits on qualified plans. These plans are restorative and do not provide an enhanced benefit. We also offer a plan for the deferral of short-term and long-term cash performance incentive compensation. Pension and supplemental pension plans that the NEOs participate in were completely frozen effective January 1, 2020. Mr. Taiclet does not participate in any pension or supplemental pension plan.

Perquisites and Security. Perquisites provided to the NEOs include executive physicals, relocation assistance (when applicable), personal travel on the corporate aircraft, and gifts for retirement or years of service milestones (when applicable), as well as home and personal security as needed to address security concerns arising out of our business. We believe security is necessary and generally provided to executives within our industry given the nature of our business. In the event of a threat to an executive officer, the CBS Committee reviews the security recommended by our Chief Security Officer, and approves accordingly. Furthermore, our Board has directed our CEO to use corporate aircraft for security reasons while on business and personal travel. Other NEOs may use the corporate aircraft for personal travel dependent upon circumstances and availability. For 2021, personal use of the corporate aircraft for Mr. Taiclet amounted to $1,115,376. Of this amount, $353,303 related to flights that were exclusively personal in nature. The remainder is the incremental cost of flights that had a personal benefit but were associated with a Lockheed Martin business purpose; which, in light of the COVID-19 pandemic, includes the incremental cost of travel to the Company's headquarters for business purposes from an out-of-state residence of $241,365, the incremental cost of $316,071 for re-positioning, or "deadhead," flights associated with these flights given the home base of the corporate aircraft and flight crew, and the incremental cost of $204,637 for flights related to Lockheed Martin business originating or ending in a location other than the Company's headquarters, including any deadheads.

Tax Assistance. We do not have agreements or severance arrangements that provide tax gross-ups for excise taxes imposed as a result of a change in control. In 2021, we provided tax assistance for taxable security expenses, relocation-related expenses in accordance with our relocation policies and travel expenses for a family member accompanying a NEO on travel determined to be business travel for tax purposes. In addition, we pay an amount estimated to cover the state income tax imposed on employees who became subject to income tax in a state other than their state of residence due to business travel. Tax assistance was provided for these items because the associated tax liability imposed on the executive would not have been incurred unless business reasons required the items to be provided or the executive to travel to the non-resident state. We also provided tax assistance for a retirement gift to Ms. Hewson.

Post-Employment, Change in Control, Divestiture and Severance Benefits

Our NEOs do not have employment agreements but participate in the Lockheed Martin Corporation Executive Severance Plan. Benefits are payable under this plan in the event of a Company-initiated termination of employment other than for cause. All of the NEOs are covered under the plan. The benefit payable in a lump sum under the plan is two weeks of basic severance plus a supplemental payment of one times the NEO's base salary and the equivalent of one year's target annual incentive bonus. For the CEO, the multiplier is 2.99 instead of one. NEOs participating in the plan also receive a lump sum payment to cover the cost of medical benefits for one year in addition to outplacement and relocation services. To receive the supplemental severance benefit, the NEO must execute a release of claims and an agreement containing post-employment, non-compete and non-solicitation covenants identical to those included in our NEOs' LTI award agreements.

With respect to LTI, upon certain terminations of employment, including death, disability, retirement, layoff, divestiture or a change in control, the NEOs may be eligible for continued vesting on the normal schedule, immediate payment of benefits previously earned or accelerated vesting of LTI awards in full or on a pro rata basis. The type of event and the nature of the benefit determine which of these approaches will apply. The purpose of these provisions is to protect previously earned or granted benefits by making them available following the specified event. We view the vesting (or continued vesting) to be an important retention feature for senior-level employees. Because benefits paid at termination consist of previously granted or earned benefits, we do not consider termination benefits as a separate item in compensation decisions. Our LTI awards do not provide for tax assistance.

In the event of a change in control, our plans provide for the acceleration of the payment of the non-qualified portion of earned pension benefits and non-qualified deferred compensation. All LTI awards require a "double trigger" for vesting to accelerate (both a change in control and a qualifying termination of employment), unless the successor does not assume or continue the awards or provide substitute awards.

Summary Compensation Table

The following table shows annual and long-term compensation awarded, earned or paid for services in all capacities to the NEOs for the fiscal year ended December 31, 2021 and, where applicable, the prior fiscal years. Numbers have been rounded to the nearest dollar.

Name and Principal Position[1]	Year	Salary[2] ($)	Bonus[3] ($)	Stock Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(g)	(h)	(i)	(j)
James D. Taiclet Chairman, President and Chief Executive Officer	2021	1,742,173	—	10,783,715	4,049,200	—	1,536,123	18,111,211
	2020	915,385	—	18,611,850	2,896,200	—	936,934	23,360,369
John W. Mollard Vice President and Treasurer; Former Acting Chief Financial Officer	2021	500,854	400,000	475,112	936,800	—	116,117	2,428,883
Kenneth R. Possenriede Former Chief Financial Officer	2021	805,666	—	4,236,620	2,219,011	—	85,995	7,347,292
	2020	1,000,769	—	3,973,848	2,337,700	523,825	170,581	8,006,723
	2019	883,932	—	3,579,885	2,380,880	1,678,553	738,980	9,262,230
Frank A. St. John Chief Operating Officer	2021	1,018,957	—	4,236,620	2,880,515	—	498,872	8,634,964
	2020	981,202	—	3,984,777	3,177,700	968,931	406,495	9,519,105
	2019	900,673	—	3,122,369	2,503,697	1,410,068	583,012	8,519,819
Richard F. Ambrose Former Executive Vice President, Space	2021	974,691	—	3,081,211	2,644,915	—	145,881	6,846,698
	2020	947,212	—	3,418,465	3,177,700	528,557	181,380	8,253,314
	2019	900,673	—	3,122,369	2,845,950	1,513,734	200,781	8,583,507
Stephanie C. Hill Executive Vice President, Rotary & Mission Systems	2021	1,008,670	—	3,081,211	2,032,080	—	82,279	6,204,240
Marillyn A. Hewson Former Executive Chairman; Former President and CEO	2021	1,072,566	—	—	4,801,940	—	571,685	6,446,191
	2020	1,877,519	—	12,818,340	10,639,900	2,445,000	719,066	28,499,825
	2019	1,857,301	—	11,375,516	10,377,344	6,478,070	825,751	30,913,982

[1] Information is provided for Mr. Mollard and Ms. Hill for 2021 only and for Mr. Taiclet for 2021 and 2020 only because they were not NEOs in prior years.

[2] Salary is paid weekly in arrears. The amount reported may vary from the approved annual rate of pay because the salary reported in the table is based on the actual number of weekly pay periods in a year. Amounts for 2021 include payments of cash in lieu of vacation for Mr. Mollard $10,181; Mr. Possenriede $215,955; Mr. St. John $30,207; Mr. Ambrose $14,883; Ms. Hill $48,862 and Ms. Hewson $7,278.

[3] Mr. Mollard was awarded a special one-time cash bonus of $400,000 in February 2022 to compensate him for his performance and service during 2021 as Acting Chief Financial Officer.

[4] Amounts reported in the **Stock Awards** column represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 (ASC 718) for RSUs and PSUs granted in 2021, 2020 and 2019, disregarding potential forfeitures based on service requirements. Mr. Possenriede's stock awards granted in 2021 were forfeited upon his retirement in August 2021. Mr. Taiclet's 2020 stock awards include an award of 372.7919 stock units made on January 30, 2020 under the Amended and Restated Directors Equity Plan (DEP) for his 2020 service as a non-employee director on our Board. This award had an aggregate grant date fair value computed in accordance with ASC 718 of $162,500 based on the closing price of our stock ($435.90) on the date of grant and was forfeited upon Mr. Taiclet assuming the role of President and Chief Executive Officer on June 15, 2020.

	2021 Aggregate Grant Date Fair Value RSUs	2021 Aggregate Grant Date Fair Value PSUs
	($)	($)
Mr. Taiclet	4,197,745	6,585,970
Mr. Mollard	399,590	75,522
Mr. Possenriede	1,648,907	2,587,713
Mr. St. John	1,648,907	2,587,713
Mr. Ambrose	1,199,112	1,882,099
Ms. Hill	1,199,112	1,882,099
Ms. Hewson	—	—

The ASC 718 grant date fair value of one 2021 RSU ($341.53) is the closing price of one share of our stock on the date of grant, discounted to take into account the deferred dividend equivalents that are accrued until vesting.

Values for the PSUs, which are subject to performance conditions, are based on the probable outcome on the grant date of three separate performance conditions (50% of the target shares are earned based upon Relative TSR, 25% of the target shares are earned based upon Performance Cash, and 25% of the target shares are earned based upon ROIC).

The grant date fair value of $301.38 for the Relative TSR portion of the PSU award for 2021 was determined using a Monte Carlo simulation model. The value was determined using the historical stock price volatilities of the companies in our comparator group over the most recent 2.84-year period from the date of grant assuming dividends for each company are reinvested on a continuous basis and a risk-free rate of interest of 0.31% and that deferred dividend equivalents accrued on shares earned will be paid in cash upon vesting. The grant date fair value of $341.53 for the Performance Cash and ROIC portions of the awards for 2021 is based on the closing price of our stock on the date of grant, discounted to take into account the deferred dividend equivalents that are accrued until vesting. In addition to the level of performance achieved, the value of the PSUs earned will be determined by the price of our stock on the date any shares are issued at the end of the performance period, which may be more or less than the grant date fair value.

The maximum grant date fair values of the 2021 PSU awards, using the Monte Carlo simulation model for the TSR metric and assuming a 200% maximum payout for the ROIC and Performance cash metrics, are as follows: Mr. Taiclet: $10,084,603; Mr. Mollard: $115,481; Mr. Possenriede: $3,962,371; Mr. St. John: $3,962,371; Mr. Ambrose: $2,881,757; and Ms. Hill: $2,881,757.

[5] Amounts reported in the **Non-Equity Incentive Plan Compensation** column represent the amounts paid for annual incentive bonuses paid under the Lockheed Martin Corporation 2021 Management Incentive Compensation Plan (MICP), and the amounts earned under our LTIP cash awards in the three-year period ending on December 31 of the year reported.

The table below shows the respective 2021 annual incentive bonus and amount earned under the 2019-2021 cash LTIP and reported for each NEO:

	2021 Annual Incentive Payout	2019-2021 LTIP Payout
	($)	($)
Mr. Taiclet	4,049,200	—
Mr. Mollard	433,100	503,700
Mr. Possenriede*	916,100	1,302,911
Mr. St. John	1,562,500	1,318,015
Mr. Ambrose	1,326,900	1,318,015
Ms. Hill	1,326,900	705,180
Ms. Hewson	—	4,801,940

*   Mr. Possenriede's target and payout is prorated based on time served during fiscal year 2021.

[6] Amounts reported in the **Change in Pension Value and Nonqualified Deferred Compensation Earnings** column primarily represent the change in the present value of the pension benefit for the NEO for the year reported and is not the amount that will be paid to the NEO. The table excludes the negative aggregate change in the present value in 2021 of the NEO's accumulated benefits as follows: Mr. Mollard: (-$318,405); Mr. Possenriede: (-$559,382); Mr. St. John: (-$244,952); Mr. Ambrose: (-$596,586); Ms. Hill: (-$249,059); and Ms. Hewson: (-$3,537,850). This column also reports above-market earnings on compensation that was deferred before 2009 by the NEOs under the Interest Investment Option of our Deferred Management Incentive Compensation Plan as follows: for 2021: none; for 2020: Ms. Hewson $6,661 and Mr. Ambrose $2,144; and for 2019: Ms. Hewson $5,259 and Mr. Ambrose $1,693. See "Nonqualified Deferred Compensation" for additional information regarding above-market earnings.

[7] The amounts reported in the **All Other Compensation** column represent perquisites and other personal benefits provided to the NEOs in 2021 including: security; relocation benefits (when applicable); annual executive physicals; home office support; use of corporate aircraft for personal travel and other related expenses; travel and other expenses for a family member accompanying the NEO while on business travel; and gifts for retirement or years of service milestones. Not all of the listed perquisites or personal benefits were provided to each NEO. In addition, the Company made available a company-provided car and driver for personal commuting to some of the NEOs in 2021 and may provide event tickets from time to time, but requires the NEOs to reimburse the Company for the incremental cost to the Company of such items. The cost of any category of the listed perquisites and personal benefits in 2021 did not exceed the greater of $25,000 or 10% of total perquisites and personal benefits for any NEO, except for: (i) security for Mr. Taiclet $99,526 and

Ms. Hewson $54,205; (ii) personal use of the corporate aircraft for Mr. Taiclet $1,115,376; Mr. Mollard $53,485; Ms. Hewson $252,563; Mr. St. John $372,984; and Mr. Ambrose $38,625; and (iii) relocation expenses for Mr. Taiclet $72,296. The incremental cost for use of corporate aircraft for personal travel was calculated based on the total personal travel flight hours multiplied by the estimated hourly aircraft operating costs for 2021 (including fuel, maintenance, staff travel expenses, catering and other variable costs, but excluding fixed capital costs for the aircraft, hangar facilities, and staff salaries). Our Board has directed our CEO to use corporate aircraft for security reasons while on business and personal travel. For 2021, personal use of the corporate aircraft for Mr. Taiclet included $353,303 related to flights that were exclusively personal in nature. The remainder is the incremental cost of flights that had a personal benefit but were associated with a Lockheed Martin business purpose; which, in light of the COVID-19 pandemic, includes the incremental cost of travel to the Company's headquarters for business purposes from an out-of-state residence of $241,365, the incremental cost of $316,071 for re-positioning, or "deadhead," flights associated with these flights given the home base of the corporate aircraft and flight crew, and the incremental cost of $204,637 for flights related to Lockheed Martin business originating or ending in a location other than the Company's headquarters, including any deadheads.

The incremental cost for personal security is calculated based on billings for services and equipment from third parties and for overtime and related expenses where the services are provided by the Company's personnel. Given the nature of our business, additional security may be provided for travel in high-risk areas or to address particular situations. We believe that providing personal security in response to concerns arising out of employment by the Company is business-related.

In addition to perquisites, the amounts in this column include the items of compensation listed in the following table. All items are paid under broad-based programs for U.S. salaried employees except for tax assistance and the match or Company contributions to the Company's nonqualified defined contribution plans (the Lockheed Martin Corporation Supplemental Savings Plan (NQSSP) and the Lockheed Martin Corporation Nonqualified Capital Accumulation Plan (NCAP)). Amounts under Matching Gift Programs include matching contributions made to eligible universities, colleges and other non-profit organizations under the Company's matching gift programs generally available to all employees and include contributions to be made in 2022 to match 2021 executive contributions. Amounts under Company Contributions to Health Savings Accounts reflect the Company's annual contribution to the health savings accounts of all employees who have a high-deductible health insurance plan and additional wellness incentives available to all enrolled employees and spouses for completing specific wellness actions. Amounts under Term Life Insurance Opt-Out Credit reflect cash payments made to NEOs who opt out of the Company's broad-based employee term life insurance program, which option is available to all salaried employees of the Company. As permitted by the disclosure regulations, the premium cost for the NEOs' participation in the Company's broad-based employee term life insurance has not been included for 2021.

In 2021, the Company provided tax assistance on taxable security expenses, relocation related expenses, non-resident state income taxes incurred because of business travel, travel expenses for a family member accompanying the NEO on travel determined to be business travel for tax purposes and a retirement gift to Ms. Hewson. For Mr. Taiclet, the total tax assistance amount reported for 2021 included $59,391 associated with relocation expenses incurred pursuant to our relocation policy. For Ms. Hewson, the total tax assistance amount reported for 2021 included a $102,930 payment attributable to non-resident state income taxes which were incurred as a result of her business travel to a state other than her state of residence during the three year vesting period for long-term incentive awards that vested in 2021, $22,744 related to taxable security expense and $2,595 related to a taxable retirement gift.

Other Items of Compensation Included in "All Other Compensation" Column

Name	Tax Assistance for Business-Related Items ($)	Company Contributions to Qualified Defined Contribution Plans ($)	Company Contributions to Nonqualified Defined Contribution Plans ($)	Company Contributions to Health Savings Accounts ($)	Term Life Insurance Opt-Out Credit ($)	Matching Gift Programs ($)
Mr. Taiclet	72,015	20,650	155,529	—	—	—
Mr. Mollard	560	20,650	29,322	1,100	—	11,000
Mr. Possenriede	819	20,650	40,120	500	—	7,450
Mr. St. John	5,364	20,650	80,023	700	2,020	11,000
Mr. Ambrose	8,657	19,333	78,445	500	—	—
Ms. Hill	800	26,364	42,849	500	—	1,000
Ms. Hewson	130,762	21,300	88,797	600	—	9,150

2021 Grants of Plan-Based Awards

Name	Grant Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock Awards[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(l)
James D. Taiclet	—	MICP	226,755	3,239,350	6,478,700	—	—	—	—	—
	2/25/2021	RSU	—	—	—	—	—	—	12,291	4,197,745
	—	LTIP	175,000	2,800,000	5,600,000	—	—	—	—	—
	2/25/2021	PSU	—	—	—	1,281	20,488	40,976	—	6,585,970
John W. Mollard	—	MICP	24,255	346,500	693,000	—	—	—	—	—
	2/25/2021	RSU	—	—	—	—	—	—	1,170	399,590
	—	LTIP	20,000	320,000	640,000	—	—	—	—	—
	2/25/2021	PSU	—	—	—	15	235	470	—	75,522
Kenneth R. Possenriede*	—	MICP	87,500	1,250,000	2,500,000	—	—	—	—	—
	2/25/2021	RSU	—	—	—	—	—	—	4,828	1,648,907
	—	LTIP	68,750	1,100,000	2,200,000	—	—	—	—	—
	2/25/2021	PSU	—	—	—	504	8,050	16,100	—	2,587,713
Frank A. St. John	—	MICP	87,500	1,250,000	2,500,000	—	—	—	—	—
	2/25/2021	RSU	—	—	—	—	—	—	4,828	1,648,907
	—	LTIP	68,750	1,100,000	2,200,000	—	—	—	—	—
	2/25/2021	PSU	—	—	—	504	8,050	16,100	—	2,587,713
Richard F. Ambrose	—	MICP	74,305	1,061,500	2,123,000	—	—	—	—	—
	2/25/2021	RSU	—	—	—	—	—	—	3,511	1,199,112
	—	LTIP	49,600	800,000	1,600,000	—	—	—	—	—
	2/25/2021	PSU	—	—	—	366	5,855	11,710	—	1,882,099
Stephanie C. Hill	—	MICP	74,305	1,061,500	2,123,000	—	—	—	—	—
	2/25/2021	RSU	—	—	—	—	—	—	3,511	1,199,112
	—	LTIP	50,000	800,000	1,600,000	—	—	—	—	—
	2/25/2021	PSU	—	—	—	366	5,855	11,710	—	1,882,099
Marillyn A. Hewson	—	—	—	—	—	—	—	—	—	—

* Mr. Possenriede's MICP payout was prorated based on time served during fiscal year 2021; All 2021 RSU, LTIP and PSU grants were forfeited upon his retirement in August 2021.

(1) The amounts reported in the **Estimated Future Payouts Under Non-Equity Incentive Plan Awards** columns include annual incentive grants (MICP) for 2021 and LTIP grants for the 2021-2023 performance period ending December 31, 2023.

The MICP measures performance over a one-year period and is described under "2021 Annual Incentive" in the CD&A. The threshold, or minimum amount payable (assuming an award is earned), is 7% of target while the maximum is 200% of target.

The LTIP award measures performance against three separate metrics described under "2021 Long-Term Incentive Compensation" in the CD&A. The threshold is the minimum amount payable for a specified level of performance stated in the LTIP award agreement. For the 2021-2023 award, the threshold amount payable is 6.25% of the target award. The maximum award payable under the LTIP award is 200% of target value. Awards are subject to forfeiture upon termination of employment prior to the end of the performance period, except in the event of retirement or layoff occurring after six months from the date of grant or in the event of death, disability, or divestiture. In any of these events, LTIP awards are paid at the end of the performance period on a prorated basis. Following a change in control, the 2021-2023 LTIP awards vest at the target amount upon involuntary termination without cause or voluntary termination with good reason or if the successor does not assume the LTIP awards.

(2) The amounts reported in the **Estimated Future Payouts Under Equity Incentive Plan Awards** columns of the table include PSU awards for the 2021-2023 performance period ending December 31, 2023. PSU awards typically have a three-year vesting period ending on the third anniversary of the date of grant (i.e., February 25, 2024 for the February 25, 2021 grants). At the end of the vesting period, the amount earned is payable in shares of stock and cash representing deferred dividend equivalents accrued on the earned shares during the three-year performance period. PSU awards are subject to forfeiture upon termination of employment prior to the end of the vesting period, except in the event of retirement or layoff occurring after six months from the date of grant or in the event of death, disability or divestiture. In any of these events, PSU awards are paid out at the end of the vesting period on a prorated

basis. Following a change in control, the PSUs vest at the target amount upon involuntary termination without cause or voluntary termination with good reason or if the successor does not assume the PSUs.

Shares are earned under the PSU awards based upon performance against three separate metrics described under "PSU Awards" in the CD&A. If performance falls below the threshold level of performance, no shares would be earned. Assuming any payment is earned, the minimum amount payable under the PSU award is 6.25% of the target shares, the lowest level payable under any of these metrics. The maximum number of shares payable under the PSU is 200% of the number of target shares.

(3) The amounts reported in the **All Other Stock Awards: Number of Shares of Stock or Units** column show the number of RSUs granted on February 25, 2021. All RSU awards vest on the third anniversary of the date of grant. RSU awards are subject to forfeiture upon termination of employment prior to the end of the vesting period, except in the event of retirement or layoff occurring after six months from the date of grant or death, disability or divestiture. RSU awards vest immediately upon death or disability. RSU awards are prorated upon divestiture if not assumed by the successor. Following a change in control, the RSUs vest upon involuntary termination without cause or voluntary termination for good reason or if the successor does not assume the RSUs. If the employee retires or is laid off after six months from the date of grant, but prior to the third anniversary of the date of grant, the RSUs become nonforfeitable and are paid at the end of the vesting period.

During the vesting period, deferred dividend equivalents are accrued and subject to the same vesting schedule as the underlying RSUs. At the end of the vesting period, the RSUs are paid in shares of stock and the deferred dividend equivalents are paid in cash. If any tax withholding is required on the RSUs and deferred dividend equivalents during the vesting period (for example, on account of retirement eligibility), the RSUs provide for accelerated vesting of the number of shares and deferred dividend equivalents required to satisfy the tax withholding. The award is then reduced by the number of shares and deferred dividend equivalents subject to acceleration of vesting for tax withholding.

(4) The amounts reported in the **Grant Date Fair Value of Stock Awards** column represent the aggregate grant date fair value computed in accordance with FASB ASC 718 for RSUs and PSUs granted in 2021, disregarding potential forfeitures based on service requirements.

The grant date fair value of the 2021 RSU grant is $341.53 per RSU, which is based on the closing price of one share of our common stock on the NYSE on the date of grant, discounted to take into account the deferred dividend equivalents accrued until vesting.

The grant date fair value for the PSUs, which are subject to performance conditions, is based on the probable outcome of each of the three performance conditions. The grant date fair value of $301.38 for the Relative TSR portion of the award is determined using a Monte Carlo simulation model. The grant date fair value of $341.53 for the Performance Cash and ROIC portions of the awards is based on the closing price of one share of our stock on the date of grant, discounted to take into account the deferred dividend equivalents accrued until vesting.

As described in the CD&A, in determining 2021 awards of RSUs and PSUs, the closing stock price of Lockheed Martin common stock on the NYSE on the date of grant ($341.69 on February 25, 2021) was used as opposed to the grant date fair value. The use of the closing stock price versus the grant date fair value results in a difference between the amounts described in the CD&A and the amount reported in this column.

Outstanding Equity Awards at 2021 Fiscal Year-End

Name	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]		
	(#)	($)	(#)	($)
(a)	(g)	(h)	(i)	(j)
James D. Taiclet	10,992 [5]	3,906,667	20,566 [6]	7,309,362
	7,180 [7]	2,551,844	15,689 [9]	5,576,027
	12,291 [8]	4,368,344	—	—
John W. Mollard	1,131 [8]	401,969	180 [9]	63,974
	943 [10]	335,152	221 [11]	78,546
	1,190 [13]	422,938	—	—
	415 [14]	147,495	—	—
Kenneth R. Possenriede	3,470 [10]	1,233,273	3,236 [11]	1,150,107
	4,241 [13]	1,507,294	—	—
	10,111 [14]	3,593,551	—	—
Frank A. St. John	112 [5]	39,806	223 [6]	79,256
	4,629 [8]	1,645,193	6,165 [9]	2,191,103
	3,365 [10]	1,195,955	6,568 [11]	2,334,333
	3,707 [13]	1,317,505	—	—
	10,823 [14]	3,846,602	—	—
Richard F. Ambrose	3,369 [8]	1,197,376	4,484 [9]	1,593,658
	2,994 [10]	1,064,098	5,839 [11]	2,075,239
	3,710 [13]	1,318,571	—	—
	10,823 [14]	3,846,602	—	—
Stephanie C. Hill	3,359 [8]	1,193,822	4,484 [9]	1,593,658
	820 [10]	291,436	1,607 [11]	571,144
	5,411 [12]	1,923,124	—	—
	1,649 [13]	586,071	—	—
	580 [14]	206,138	—	—
Marillyn A. Hewson	11,263 [10]	4,002,983	21,891 [11]	7,780,280
	13,509 [13]	4,801,234	—	—
	39,425 [14]	14,012,039	—	—

[1] Includes all unvested RSUs as well as the PSUs granted on February 21, 2019 for the 2019-2021 performance period. The vesting period for the PSUs ended on February 21, 2022 and the performance period ended on December 31, 2021. The number of shares shown in this column for the 2019-2021 PSUs is the number of shares earned under the PSU metrics and paid upon vesting.

[2] The market value shown in this column is calculated by multiplying the number of shares shown in the preceding column by the December 31, 2021 per share closing price of our stock ($355.41). NEOs also receive a cash payment for deferred dividend equivalents accrued through the end of the performance period for PSUs and the end of the vesting period for RSUs.

[3] Represents PSUs granted on February 25, 2021 for the 2021-2023 performance period and on February 27, 2020 and July 27, 2020 for the 2020-2022 performance period; the PSUs are earned and paid out in shares of our common stock at the end of the three-year vesting period based upon performance on three separate metrics (Relative TSR, Performance Cash, and ROIC). The number of shares of stock shown in this column is based upon the threshold level of performance for each of the three metrics or, if performance on the metric has exceeded the threshold level as of December 31, 2021, the estimated level of performance as of December 31, 2021.

[4] The market value shown in this column is calculated by multiplying the number of PSUs reported in the preceding column by the December 31, 2021 per share closing price of our stock ($355.41). NEOs also receive cash payment for deferred dividend equivalents accrued through the end of the performance period.

(5) Represents RSUs granted on July 27, 2020, which vest on July 27, 2023, except that vesting may occur earlier as described in the "2021 Grants of Plan-Based Awards" table.

(6) Represents PSUs granted on July 27, 2020 that have a performance period through December 31, 2022 and a vesting date of February 27, 2023 but provide for pro rata payments for certain terminations as described in the "2021 Grants of Plan-Based Awards" table.

(7) Represents RSUs granted to Mr. Taiclet as an equity replacement award to offset forfeited unvested incentives from his former employer, which vest on July 27, 2022, except that vesting may occur earlier as described in the "2021 Grants of Plan-Based Awards" table, except that unlike other RSUs, these RSUs would vest immediately upon layoff and would be forfeited upon retirement.

(8) Represents RSUs granted on February 25, 2021, which vest February 25, 2024, except that vesting may occur earlier as described in the "2021 Grants of Plan-Based Awards" table.

(9) Represents PSUs granted on February 25, 2021 and which are earned over a three-year period but provide for pro rata payments for certain terminations as described in the "2021 Grants of Plan-Based Awards" table.

(10) Represents RSUs granted on February 27, 2020, which vest on February 27, 2023, except that vesting may occur earlier as described in the "2021 Grants of Plan-Based Awards" table.

(11) Represents PSUs granted on February 27, 2020 and which are earned over a three-year period but provide for pro rata payments for certain terminations as described in the "2021 Grants of Plan-Based Awards" table.

(12) Represents RSUs granted on July 29, 2019, which vest on July 29, 2022, except that vesting may occur earlier as described in the "2021 Grants of Plan-Based Awards" table, except that unlike other RSUs, these RSUs would be forfeited upon retirement or layoff.

(13) Represents RSUs granted on February 21, 2019, which vested on February 21, 2022.

(14) Represents PSUs granted on February 21, 2019, which vested on February 21, 2022.

Option Exercises and Stock Vested During 2021

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting [2]
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)
James D. Taiclet	—	—	7,689	2,881,299
John W. Mollard	—	—	1,454	510,293
Kenneth R. Possenriede	—	—	1,409	479,722
Frank A. St. John	—	—	12,909	4,401,564
Richard F. Ambrose	—	—	12,420	4,229,197
Stephanie C. Hill	—	—	3,731	1,270,892
Marillyn A. Hewson	82,935	22,053,558	41,718	14,203,727

(1) Represents (i) vesting on February 22, 2021 of RSUs and PSUs granted on February 22, 2018 following the three-year vesting period (for all NEOs except Mr. Taiclet); (ii) accelerated vesting on December 3, 2021 of a portion of RSUs granted on February 25, 2021 equal to the value of the tax withholding obligation due because the NEO is retirement-eligible (for all NEOs with outstanding 2021 RSUs except Mr. Taiclet); (iii) accelerated vesting on December 3, 2021 of a portion of RSUs granted on February 21, 2019, February 27, 2020 and July 27, 2020 equal to the value of the tax withholding obligation due upon retirement-eligibility of the NEO (Mr. St. John); (iv) vesting on April 25, 2021 of RSUs granted on April 25, 2018 following the three-year vesting period (Mr. Mollard) and (v) vesting on July 27, 2021 of 7,689 RSUs granted to Mr. Taiclet on July 27, 2020 as an equity replacement award to offset forfeited unvested incentives from his former employer. The amounts for the accelerated vesting for tax withholding represent the aggregate number of shares vested prior to the concurrent disposition of the vested shares to the Company to satisfy the tax withholding obligation.

(2) Value realized was calculated based on the number of shares acquired on vesting multiplied by the per share closing price of our common stock on the date of vesting (February 22, 2021, $340.47, April 25, 2021, $377.29, July 27, 2021, $374.73 and December 3, 2021, $333.81).

Pension Benefits

The NEOs (except Mr. Taiclet) have frozen benefits under (1) the Lockheed Martin Corporation Salaried Employee Retirement Program (LMRP), which is a tax-qualified plan that includes several prior plans (the Prior Plans), and (2) the Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan (Supplemental Pension), which is a restorative plan that provides benefits in excess of the benefit payable under IRS rules through the LMRP. These plans were frozen in two steps. Increases in compensation ceased to be taken into account effective January 1, 2016 and increases in service ceased to be taken into account effective January 1, 2020.

The annual pension benefit for all participants under the LMRP is determined by a final average compensation formula that multiplies (x) a percentage (1.25% of compensation below the social security wage base and 1.5% above that level) times (y) years of credited service ending with 2019 times (z) the average of the employee's highest three years of compensation in the last ten years ending with

2015. Average compensation includes the NEO's base salary and annual incentive bonuses. None of the NEOs has been credited with any extra years of service or provided a benefit from a special or enhanced formula. Normal retirement age is 65; however, benefits are payable as early as age 55 at a reduced amount or without reduction for early retirement at age 60. Benefits are payable as a monthly annuity for the lifetime of the employee, as a joint and survivor annuity, as a life annuity with a five- or ten-year guarantee, or as a level income annuity. In addition, a portion of the retirement benefits for certain NEOs may be calculated based on the formulas specified by the Prior Plans. The Prior Plans have a number of formulas, some of which take into account the participant's years of credited service and pay over the career of the NEO as of a specified date. Certain other formulas in the Prior Plans are based upon the final average compensation and credited service of the employee as of a specified date. Pay under certain formulas in the Prior Plans included salary, commissions, lump sum pay in lieu of a salary increase and annual incentive bonuses awarded that year. All of the NEOs who participate in the LMRP, including any portion with respect to Prior Plans, were vested and are eligible for early retirement as of December 31, 2021.

The Supplemental Pension uses the same formula for benefits as the tax-qualified plan uses for calculating the NEO's benefit. Although all service recognized under the tax-qualified plan is recognized under the Supplemental Pension, a benefit would have been earned under the Supplemental Pension only in years when the NEO's total accrued benefit would have exceeded the benefit accrued under the tax-qualified plan. The Supplemental Pension benefits are payable in the same forms as benefits are paid under the LMRP, except Mr. Mollard, Mr. Ambrose and Ms. Hewson may elect a lump sum payment of their Supplemental Pension benefits due to their initial date of participation.

Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
James D. Taiclet	Lockheed Martin Corporation Salaried Employee Retirement Program	—	—	—
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	—	—
John W. Mollard	Lockheed Martin Corporation Salaried Employee Retirement Program	36.8	2,131,670	—
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	2,580,987	—
Kenneth R. Possenriede[3]	Lockheed Martin Corporation Salaried Employee Retirement Program	33.4	2,082,119	36,023
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	6,168,182	—
Frank A. St. John	Lockheed Martin Corporation Salaried Employee Retirement Program	32.6	1,859,443	—
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	4,403,808	—
Richard F. Ambrose	Lockheed Martin Corporation Salaried Employee Retirement Program	19.5	1,191,355	—
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	7,627,753	—
Stephanie C. Hill	Lockheed Martin Corporation Salaried Employee Retirement Program	33.0	2,063,865	—
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	5,666,495	—
Marillyn A. Hewson	Lockheed Martin Corporation Salaried Employee Retirement Program	37.1	2,100,502	—
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	51,097,131	—

[1] The Number of Years of Credited Service is two years less than the actual number of years of service for the NEOs listed in the table as increases in service ceased to be taken into account effective January 1, 2020.

[2] The amounts reported in the **Present Value of Accumulated Benefit** column were computed using the same assumptions we used to account for pension liabilities in our financial statements and as described in Note 12 to our financial statements contained in our 2021 Annual Report, except that the amounts were calculated based on benefits commencing at age 60 (or current age if greater). We used these ages rather than the plan's normal retirement age of 65 because an employee may commence receiving pension benefits at age 60 without any reduction for early commencement. Amounts paid under our plans use assumptions contained in the plans and may be different than those used for financial statement reporting purposes. If a NEO is eligible to elect a lump sum payment under the Supplemental Pension, the amount of the lump sum would be based on plan assumptions and not the assumptions used for financial statement reporting purposes. As a result, the actual lump sum payment would be an amount different than what is reported in this table. The age of the NEO at retirement would also impact the size of the lump sum payment.

[3] Mr. Possenriede began receiving qualified pension payments after his retirement in August 2021. He received his supplemental pension payments in a lump sum in 2022.

Nonqualified Deferred Compensation

Participants in our tax-qualified defined contribution plan may defer up to 40% of base salary on a pre-tax, Roth or after-tax basis. In addition, we make a matching contribution equal to 50% of up to the first 8% of base salary contributed by the participant plus a nonelective contribution equal to 6% of the participant's base pay. Employee and Company matching contributions in excess of the Internal Revenue Code limitations may be contributed to a nonqualified defined contribution plan called the Lockheed Martin Corporation Supplemental Savings Plan (NQSSP) on a pre-tax basis at the election of the NEO. We also make Company nonelective contributions in excess of the Internal Revenue Code limitations to a nonqualified defined contribution excess plan called the Lockheed Martin Corporation Nonqualified Capital Accumulation Plan (NCAP) equal to 6% of the NEO's base salary. Employee contributions and Company matching and nonelective contributions to the plans are nonforfeitable at all times. NQSSP and NCAP contributions are credited with earnings or losses, as appropriate, based on the investment options in which the account has been invested, as elected by the participant. Each of the NQSSP and NCAP investment options is available under our tax-qualified defined contribution plan for salaried employees. The NQSSP and NCAP provide for payment following termination of employment in a lump sum or up to 25 annual installments at the participant's election. All amounts accumulated and unpaid under the NQSSP and NCAP must be paid in a lump sum within 15 calendar days following a change in control.

The Deferred Management Incentive Compensation Plan (DMICP) is a nonqualified deferred compensation plan that provides the opportunity to defer, until termination of employment or beyond, the receipt of all or a portion of annual incentive bonuses and LTIP awards. NEOs may elect any of the investment funds available in the NQSSP (with the exception of the Company Stock Fund) and two investment alternatives available only under the DMICP for crediting earnings (losses). Under the DMICP Stock Investment Option, earnings (losses) on deferred amounts will accrue at a rate that tracks the performance of our common stock, including reinvestment of dividends. Under the DMICP Interest Investment Option, earnings accrue at a rate equivalent to the then published rate for computing the present value of future benefits under Cost Accounting Standards 415, Deferred Compensation (CAS 415 rate). The Interest Investment Option was closed to new deferrals and transfers from other investment options effective July 1, 2009. Amounts credited to the Stock Investment Option may not be reallocated to other options and will be paid in shares of our common stock upon distribution. The DMICP provides for payment in January or July following termination of employment in a lump sum or up to 25 annual installments at the NEO's election. All amounts accumulated under the DMICP must be paid in a lump sum within 15 days following a change in control.

The following table reports compensation earned by the NEOs and deferred under NQSSP, NCAP and DMICP.

Nonqualified Deferred Compensation Table

Name		Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE[3] ($)
(a)		(b)	(c)	(d)	(e)	(f)
James D. Taiclet	NQSSP	398,622	66,437	17,503	—	482,561
	NCAP	—	89,092	7,568	—	134,785
	DMICP	—	—	—	—	—
	TOTAL	**398,622**	**155,529**	**25,071**	**—**	**617,346**
John W. Mollard	NQSSP	125,538	16,739	326,720	—	2,769,280
	NCAP	—	12,583	4,933	—	43,928
	DMICP	841,992	—	1,081,527	—	7,225,335
	TOTAL	**967,530**	**29,322**	**1,413,180**	**—**	**10,038,543**
Kenneth R. Possenriede	NQSSP	126,346	21,058	156,167	(5,442)	2,786,266
	NCAP	—	19,062	14,414	—	113,213
	DMICP	894,443	—	692,982	—	8,233,049
	TOTAL	**1,020,789**	**40,120**	**863,563**	**(5,442)**	**11,132,528**
Frank A. St. John	NQSSP	222,115	37,019	167,056	—	1,655,743
	NCAP	—	43,004	12,066	—	138,422
	DMICP	—	—	748,920	—	6,503,569
	TOTAL	**222,115**	**80,023**	**928,042**	**—**	**8,297,734**
Richard F. Ambrose	NQSSP	156,891	31,378	363,312	—	3,412,545
	NCAP	—	47,067	13,187	—	164,405
	DMICP	—	—	363,699	—	6,959,295
	TOTAL	**156,891**	**78,445**	**740,198**	**—**	**10,536,245**
Stephanie C. Hill	NQSSP	—	—	—	—	—
	NCAP	—	42,849	9,161	—	114,435
	DMICP	371,035	—	479,312	—	3,643,839
	TOTAL	**371,035**	**42,849**	**488,473**	**—**	**3,758,274**
Marillyn A. Hewson	NQSSP	200,692	40,139	1,247,012	—	9,977,113
	NCAP	—	48,658	28,278	—	328,984
	DMICP	—	—	6,361,726	—	60,867,070
	TOTAL	**200,692**	**88,797**	**7,637,016**	**—**	**71,173,167**

[1] The amounts reported in the **Executive Contributions in Last Fiscal Year** column include salary deferrals to the NQSSP in 2021, annual incentive bonus paid in 2021 for 2020 performance deferred to DMICP, and LTIP paid in 2021 for the 2018-2020 performance period deferred to the DMICP.

[2] The amounts reported in the **Registrant Contributions in Last Fiscal Year** column include Company matching contributions to the NQSSP made in 2021 and Company nonelective contributions made to the NCAP in 2021. The NQSSP Company match and NCAP Company nonelective contributions are also included in the All Other Compensation column of the "Summary Compensation Table."

[3] The following table lists amounts reported in the **Aggregate Balance at Last Fiscal Year End** column as executive or registrant contributions in the Executive and Registrant Contributions columns of the "Nonqualified Deferred Compensation Table" that are also reported as compensation in the "Summary Compensation Table" for 2021. These contributions consist of NEO and Company matching contributions made to the NQSSP and Company nonelective contributions made to the NCAP during 2021. Contributions with respect to 2021 performance deferred in 2022 (annual incentive bonus and LTIP) are not credited until 2022, and are not included in the Aggregate Balance at Last Fiscal Year End column. The following table also lists the amounts reported in the Aggregate Balance at Last Fiscal Year End column that were reported as compensation for prior years in the "Summary Compensation Table" for years beginning with 2006.

Name	Aggregate Balance at Last Fiscal Year End (December 31, 2021) ($)	Of Amount Reported in Aggregate Balance at Last Fiscal Year End Column	
		NEO and Company Contributions to NQSSP and Company Contributions to NCAP Reported in "Summary Compensation Table" for 2021 ($)	Amount Reported in "Summary Compensation Table" for Prior Years (Beginning with 2006) ($)
Mr. Taiclet	617,346	554,151	35,862
Mr. Mollard	10,038,543	154,860	—
Mr. Possenriede	11,132,528	166,466	2,290,770
Mr. St. John	8,297,734	302,138	1,719,847
Mr. Ambrose	10,536,245	235,336	575,394
Ms. Hill	3,758,274	42,849	—
Ms. Hewson	71,173,167	289,489	23,522,891

Potential Payments Upon Termination or Change in Control

The chart below summarizes the benefits that become payable to a NEO at, following, or in connection with retirement, change in control, death, disability, layoff, divestiture, termination or resignation under the terms of our benefit plans.

	Retirement	Change in Control	Death/Disability/Layoff	Divestiture[1]	Termination/Resignation
Annual Incentive Bonus[2]	Payment (at age 55 and five years of service or age 65) may be prorated based on year-end performance results for retirement during the year with six months of participation in the year.	No provision.	Payment may be prorated at target for death, disability or layoff during the year with three months (six months in the case of layoff) of participation in the year. No payment if layoff occurs at any time during the year, including on the last day of the year, and benefits are paid to the Executive under the Executive Severance Plan.	No provision.	No payment will be made for termination/ resignation during the year.
RSUs[3]	Continued vesting of RSUs and dividend equivalents subject to six-month minimum service from date of grant.[3]	Immediate vesting of RSUs, PSUs at Target, LTIP at Target and dividend equivalents on RSUs and PSUs if not assumed by successor. Immediate vesting following involuntary termination without cause or voluntary termination with good reason within 24 months of change in control if assumed by successor.	Continued vesting of RSUs and dividend equivalents after layoff, subject to six-month minimum service from date of grant and, for the 2020-22 and 2021-23 awards, execution of a release of claims.[3] Immediate vesting following death or disability.	Unless assumed by the successor, RSUs and dividend equivalents will vest on a pro rata basis based on the days into the vesting period at closing unless the employee is retirement-eligible in which case the RSU grant will continue to vest until the vesting date.	Forfeit unvested RSUs, PSUs and LTIP and dividend equivalents on RSUs and PSUs if termination occurs prior to becoming retirement-eligible or anytime if termination is due to misconduct. Termination on or after the six-month anniversary of the grant date and either (i) age 55 and ten years of service or (ii) age 65 is treated as retirement-eligible.
PSUs & LTIP	Prorated payment of PSUs and LTIP (and dividend equivalents on PSUs) based on the performance at the end of the three-year performance period, subject to six-month minimum service from date of grant.		Prorated payment of PSUs and LTIP (and dividend equivalents on PSUs) based on the performance at end of the three-year performance period, subject to six-month minimum services from date of grant and, for 2020-22 and 2021-23 awards, execution of a release of claims for layoff.	Prorated payment of PSUs and LTIP (and dividend equivalents on PSUs) based on the performance at the end of the three-year performance period.	
Executive Severance Plan	No payment.	No payment unless terminated.	No payment in the case of death or disability. Payment of a lump sum amount equal to a multiple of salary, annual bonus equivalent, and health care continuation coverage cost plus outplacement services and relocation assistance. The multiple of salary and annual bonus equivalent for the CEO is 2.99; for all other NEOs it is 1.0.	No payment.	No payment.

	Retirement	Change in Control	Death/Disability/Layoff	Divestiture[1]	Termination/Resignation
Pension[4]	Qualified: Annuity payable on a reduced basis at age 55; annuity payable on a non-reduced basis at age 60; steeper reduction for early commencement at age 55 for terminations prior to age 55 than for terminations after age 55. Supplemental: Annuity or, for NEOs eligible before Dec. 16, 2005, lump sum at later of age 55 or termination, same early commencement reductions applied as for Pension-Qualified.	Qualified: No acceleration. Supplemental: Lump Sum within 15 calendar days of the change in control.	Qualified: Spousal annuity benefit as required by law in event of death unless waived by spouse. For either (i) disability between age 53 and 55 with eight years of service or (ii) layoff between age 53 and 55 with eight years of service or before age 55 with 25 years of service, participant is eligible for the more favorable actuarial reductions for participants terminating after age 55. Supplemental: Annuity or, for NEOs eligible before Dec. 16, 2005, lump sum at later of age 55 or termination, same provisions as Pension-Qualified for spousal waiver, disability, and layoff.	No provisions; absent a negotiated transfer of liability to buyer, treated as retirement or termination.	Qualified: Annuity payable on a reduced basis at age 55; annuity payable on a non-reduced basis at age 60; steeper reduction for early commencement at age 55 for terminations prior to age 55 than for terminations after age 55. Supplemental: Annuity or, for NEOs eligible before Dec. 16, 2005, lump sum, same early commencement reductions applied as for Pension-Qualified.
DMICP[5] / NQSSP[5] / NCAP[5]	Lump sum or installment payment in accordance with NEO elections.	Immediate lump sum payment.	DMICP: Lump sum or installment payments in accordance with NEO elections, except lump sum only for layoff prior to age 55. NQSSP/NCAP: Lump sum for death; for disability or layoff, lump sum or installment payments in accordance with NEO elections.	Follows termination provisions.	DMICP: Lump sum or installment payments in accordance with NEO elections, except lump sum only if termination is prior to age 55. NQSSP/NCAP: Lump sum or installment payments in accordance with NEO elections.

[1] Divestiture is defined as a transaction which results in the transfer of control of a business operation to any person, corporation, association, partnership, joint venture, or other business entity of which less than 50 percent of the voting stock or other equity interests (in the case of entities other than corporations) is owned or controlled directly or indirectly by us, one or more of our subsidiaries, or by a combination thereof following the transaction.

[2] See "Compensation Discussion and Analysis" for discussion of annual incentive bonus payment calculation.

[3] Mr. Taiclet's July 2020 equity replacement award is subject to the same provisions on termination as the other RSUs except in the event of retirement or layoff. For his July 2020 equity replacement award, Mr. Taiclet would forfeit all unvested RSUs upon retirement or resignation and, in the event of a layoff before July 27, 2022, all remaining unvested RSUs will immediately vest.

[4] See "Pension Benefits Table" for present value of accumulated benefit. Amounts paid under the Pension and Supplemental Pension use assumptions set forth in the plans and are different than the assumptions used to calculate the accrued benefit reported in the "Pension Benefits Table" or "Summary Compensation Table" or for financial reporting; therefore actual payouts would be different from those disclosed in such tables. Payments under the Supplemental Pension would be payable to eligible NEOs in accordance with their individual elections and would not commence prior to age 55, except in the case of a change in control, in which case benefits would be paid in a lump sum payment shortly following the change in control regardless of age. All forms of payment, whether lump sum or annuities and regardless of the payment triggering event, would be calculated using the plan assumptions to be actuarially equivalent so that there is no incremental benefit associated with any of the events or payment forms.

[5] See "Aggregate Balance at Last FYE" column in "Nonqualified Deferred Compensation Table" for amounts payable.

The following table quantifies the payments under our executive compensation programs in RSU, LTIP and PSU awards and the Executive Severance Plan that would be made for each NEO (other than Mr. Possenriede and Ms. Hewson) assuming a termination event occurred on December 31, 2021. Payments under other plans do not change as a result of the termination event, and quantification of those payments is found elsewhere in this Proxy Statement; benefits under plans available generally to salaried employees also are not included. The table shows amounts that would actually be paid on or shortly after December 31, 2021 on account of the trigger event. Amounts that are contingent upon future performance, continued vesting or already earned as of December 31, 2021 are described and quantified in the footnotes following the table. Award agreements for the NEOs contain clawback provisions and post-employment restrictive covenants. To receive a supplemental severance benefit or favorable vesting of 2020-22 and 2021-23 RSU, LTIP and PSU awards on layoff, an executive must execute a release of claims and, for the supplemental severance benefit, an agreement containing two-year post-employment non-compete and non-solicitation covenants.

Potential Payments Upon Termination or Change in Control Table

Name		Retirement ($)	Change In Control ($)	Death/ Disability ($)	Layoff ($)	Divestiture ($)	Termination/ Resignation[1] ($)
James D. Taiclet	LTIP[2]	—	5,600,000	—	—	—	—
	RSUs[3]	—	11,240,623	11,240,623	2,663,852	2,753,788	—
	PSUs[4]	—	14,296,088	—	—	—	—
	Executive Severance[5]	—	—	—	15,017,136	—	—
	TOTAL	—	**31,136,711**	**11,240,623**	**17,680,988**	**2,753,788**	—
John W. Mollard	LTIP[2]	—	620,000	—	—	—	—
	RSUs[3]	—	1,226,280	1,226,280	—	—	—
	PSUs[4]	—	254,718	—	—	—	—
	Executive Severance[5]	—	—	—	875,522	—	—
	TOTAL	—	**2,100,998**	**1,226,280**	**875,522**	—	—
Frank A. St. John	LTIP[2]	—	2,030,000	—	—	—	—
	RSUs[3]	—	4,426,905	4,426,905	—	—	—
	PSUs[4]	—	7,699,190	—	—	—	—
	Executive Severance[5]	—	—	—	2,316,777	—	—
	TOTAL	—	**14,156,095**	**4,426,905**	**2,316,777**	—	—
Richard F. Ambrose	LTIP[2]	—	1,600,000	—	—	—	—
	RSUs[3]	—	3,785,909	3,785,909	—	—	—
	PSUs[4]	—	6,578,061	—	—	—	—
	Executive Severance[5]	—	—	—	2,086,502	—	—
	TOTAL	—	**11,963,970**	**3,785,909**	**2,086,502**	—	—
Stephanie C. Hill	LTIP[2]	—	1,020,000	—	—	—	—
	RSUs[3]	—	4,230,542	4,230,542	—	1,688,772	—
	PSUs[4]	—	2,813,532	—	—	—	—
	Executive Severance[5]	—	—	—	2,087,000	—	—
	TOTAL	—	**8,064,074**	**4,230,542**	**2,087,000**	**1,688,772**	—

[1] **Termination/Resignation:** Resignation by executives who are eligible for retirement, for purposes of this table, is treated as retirement. All NEOs who participate in the pension plans were eligible for retirement as of December 31, 2021.

(2) **Long-Term Incentive Performance Awards:** The table shows an amount payable in the event of a change in control trigger event for the 2020-2022 and 2021-2023 LTIP performance periods. For a trigger event based upon death, disability, retirement (or resignation after satisfying the requirements for retirement), layoff or divestiture on December 31, 2021, amounts (if any) for the 2020-2022 and 2021-2023 LTIP performance periods would not be payable until after the end of the performance period. The estimated prorated amounts payable for the 2020-2022 performance cycle based on performance through December 31, 2021 are: Mr. Taiclet: $1,333,459; Mr. Mollard: $199,691; Mr. St. John: $613,360; Mr. Ambrose: $532,510; and Ms. Hill: $146,441. The estimated prorated amounts payable for the 2021-2023 performance cycle based on performance through December 31, 2021 are: Mr. Taiclet: $508,117; Mr. Mollard: $58,071; Mr. St. John: $199,618; Mr. Ambrose: $145,176; and Ms. Hill: $145,176. The table does not include amounts for the 2019-2021 performance cycle as these amounts are reported in the "Summary Compensation Table" (see footnote to the Non-Equity Incentive Plan Compensation column).

(3) **Restricted Stock Units:** All 2019, 2020 and 2021 RSUs other than Mr. Taiclet's 2020 equity replacement award and the retention award granted to Ms. Hill on July 29, 2019 would continue to vest for retirement or layoff occurring on December 31, 2021, and would not become payable until their applicable vesting date, and are not included in the table. If Mr. Taiclet retired or resigned as of December 31, 2021, the unvested portion of his equity replacement award would be forfeited and, therefore is not included in the table. In addition, in the event of his layoff as of December 31, 2021, the unvested portion of his July 2020 equity replacement award (7,180 RSUs) would immediately vest. If Ms. Hill retired or resigned or was laid off as of December 31, 2021, the unvested portion of her retention award would be forfeited and, therefore is not included in the table. For a change in control (assuming satisfaction of the double trigger), death, disability, divestiture or, for Mr. Taiclet only, layoff, the reported value of the RSUs was based upon the closing price of our stock on December 31, 2021 ($355.41) plus deferred dividend equivalents that accrued. The amounts for retirement or layoff (other than Mr. Taiclet's 2020 equity replacement award and Ms. Hill's 2019 retention award) on December 31, 2021 are not payable until the end of the respective vesting periods but would have the same value on December 31, 2021 as the amounts shown for immediate payment on account of death or disability. If a NEO is retirement-eligible, then in the case of a divestiture occurring on December 31, 2021, the RSUs (other than Mr. Taiclet's 2020 equity replacement award and Ms. Hill's 2019 retention award) will continue to vest and are treated as a retirement.

(4) **Performance Stock Units:** The table shows an amount payable in the event of a change in control trigger event for the 2019-2021, 2020-2022 and 2021-2023 performance periods. The amount shown for the PSUs upon a change in control is the target level of the shares valued using the closing price of our stock on December 31, 2021 ($355.41) plus deferred dividend equivalents that accrued. The table assumes the double trigger occurred. For a trigger event based upon death, disability, retirement (or resignation after satisfying the requirements for retirement), layoff or divestiture on December 31, 2021, amounts (if any) for the 2019-2021, 2020-2022 and 2021-2023 PSU performance periods would be paid on a prorated basis following the end of the applicable performance period. The payments estimated to be paid on a non-prorated basis following the end of the performance cycle using the December 31, 2021 stock price are reported for the 2019-2021 PSU performance cycle in the Market Value of Shares or Units of Stock That Have Not Vested column of the "Outstanding Equity Awards at 2021 Fiscal Year-End Table" and for 2020-2022 and 2021-2023 in Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested column of that table. The prorated amounts for a trigger event occurring on December 31, 2021 plus deferred dividend equivalents that accrued are for each cycle: (i) 2019-2021 cycle: Mr. Mollard: $152,000; Mr. St. John: $3,967,391; Mr. Ambrose: $3,967,391; and Ms. Hill: $212,800; and (ii) 2020-2022 cycle: Mr. Taiclet: $3,750,540; Mr. Mollard: $45,097; Mr. St. John: $1,388,846; Mr. Ambrose: $1,198,834; and Ms. Hill: $329,961; and (iii) 2021-2023 cycle: Mr. Taiclet: $1,359,727; Mr. Mollard: $15,739; Mr. St. John: $534,375; Mr. Ambrose: $388,702; and Ms. Hill: $388,702. The prorated amounts are based on the stock price and estimated performance as of December 31, 2021.

(5) **Executive Severance:** The total amounts projected for severance payments due to layoff are based on the Executive Severance Plan. It includes payment for one year of salary (2.99 years for Mr. Taiclet) and one year of target annual incentive (2.99 for Mr. Taiclet), estimated costs for benefits continuation for one year, outplacement services and relocation assistance (if required under the plan terms).

Mr. Possenriede is not included in the preceding table because he retired in August 2021. Upon retirement, Mr. Possenriede became eligible to receive benefits under the Company's qualified retirement and retiree medical plans. He elected to receive his supplemental pension benefit in a lump sum, which was paid out in 2022, approximately 6 months after his retirement. The lump sum amount was actuarially equivalent to any other timing of payments he could have elected. Mr. Possenriede is receiving payments under the nonqualified savings and deferred compensation plans according to the elections he made under each plan, subject to any delays in payments necessary to comply with Code section 409A, with no acceleration or enhanced benefits. Mr. Possenriede's 2019-21 and 2020-22 RSUs, PSUs, and LTIP and 2021 annual incentive awards are subject to the treatment described in the chart above under "Retirement." His 2021-23 RSUs, PSUs and LTIP were forfeited upon his retirement.

Ms. Hewson is not included in the preceding table because she ceased being an executive officer upon stepping down as Executive Chairman on March 1, 2021 and becoming Strategic Advisor to the CEO. Upon this transition, Ms. Hewson became entitled to the compensation described under "2021 Named Executive Officers' Compensation" in the CD&A. She did not receive any accelerations or enhancements of benefits upon assuming this role. Upon retirement on February 28, 2022, Ms. Hewson became eligible to receive benefits under the Company's qualified retirement and retiree medical plans. She elected to receive her supplemental pension in a lump sum, which will be paid out approximately six months following her retirement. The lump sum amount was actuarially equivalent to any other timing of payments she could have elected. Ms. Hewson will receive payments under the nonqualified savings and deferred compensation plans according to the elections she made under each plan, subject to any delays in payments necessary to comply with Code section 409A, with no acceleration or enhanced benefits. Ms. Hewson's 2020-22 RSUs, PSUs, and LTIP are subject to the treatment described in the chart above under "Retirement." She did not receive any RSU, PSU or LTIP awards in 2021 or 2022.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, the Company must annually disclose in its proxy statement the median of the annual total compensation of all of its employees (excluding the CEO), the annual total compensation of its CEO, and the ratio of the CEO compensation to the employee median compensation. The ratio of CEO pay to the pay of the Company's median employee for fiscal year 2021 is 164 to one.

Lockheed Martin employs approximately 114,000 employees that are, in large part, highly-skilled professionals located primarily in the United States, but also in numerous other countries.

As required by SEC rules, we conducted an analysis to determine our median employee in 2021, three years after our initial determination. A new median employee was determined for 2021 by calculating the total annual cash compensation (base salary plus annual incentive) of all employees except the CEO as of December 31, 2021, sorting those employees from highest to lowest compensation; and determining the median employee from that list. The same approach was utilized in identifying the median employee three years ago.

The total annual compensation for our CEO for fiscal year 2021 was approximately $18.1 million, as set forth in the Total column in the "Summary Compensation Table". The total annual compensation for the median employee for fiscal year 2021 was $110,113, encompassing base salary, overtime, incentives/recognition awards, and Company contributions to defined contribution plans. The annual total compensation of the median employee was determined in the same manner as the total compensation shown for our CEO. Like Mr. Taiclet, the median employee does not participate in our pension plan.

Director Compensation

Elements of Compensation (non-Employee Directors)

Annual Cash Retainer[1]	$162,500
Annual Equity Retainer	$162,500
Additional Compensation:[1]	
Lead Independent Director Cash Retainer	$50,000
Audit Committee Chair Cash Retainer	$30,000
Compensation Committee Chair Cash Retainer	$30,000
Other Committee Chair Cash Retainers	$20,000

[1] Paid in quarterly installments.

Director compensation is an important tool used to attract and retain qualified directors and to address the time, effort, expertise and accountability required of active Board membership. The Governance Committee annually reviews publicly available data for the companies in the comparator group we use for benchmarking executive compensation (listed on page 41) and makes recommendations to the Board regarding compensation for non-employee directors.

Although the Governance Committee reviews director compensation annually, it has been the practice of the Governance Committee to recommend changes no more frequently than every two years and when making changes to set compensation above the median with the expectation that compensation will decline relative to the median over the two year cycle. In 2021, Meridian, acting as independent compensation consultant to the Governance Committee, assisted in its review of director compensation and best practices in director compensation design. Based upon that review and the market data, the Board did not make any changes to directors' compensation for 2022. Director compensation was last increased in 2019, effective for 2020.

Equity Compensation

The annual equity retainer is paid in stock units under the Lockheed Martin Corporation Amended and Restated Directors Equity Plan (Directors Equity Plan). Except in certain circumstances, stock units vest 50 percent on June 30 and 50 percent on December 31 following the grant date. Stock units become fully vested upon a change in control or a director's retirement, death, or disability. Vested stock units are distributed upon a director's termination of service, at the director's election, in whole shares of stock or in cash, in a lump sum or in annual installments over a period of up to 20 years. Prior to distribution, a director has no voting, dividend or other rights with respect to the stock units, but is credited with additional stock units representing dividend equivalents (converted to stock units based on the closing price of our stock on the dividend payment dates).

A director who has satisfied the Board's stock ownership guidelines may elect to have vested stock units awarded on or after January 1, 2018 (together with any dividend equivalents thereon) paid in a lump sum on the first business day of April following vesting of the award. Any director who has not elected early payments or has not satisfied the stock ownership guidelines will have vested stock units paid (along with any accumulated dividend equivalents) upon termination or retirement from the Board.

Although the Directors Equity Plan authorizes the grant of stock units or stock options, in June 2014, the Board approved a resolution to the effect that each non-employee director would elect to receive the annual equity retainer in the form of stock units for each year beginning with 2015 and would not elect options to purchase shares unless the Board resolution is further amended or revoked.

Deferred Compensation

Non-employee directors may defer the cash portion of their fees under the Lockheed Martin Corporation Directors Deferred Compensation Plan (Directors Deferred Compensation Plan). At the director's election, deferred amounts track the performance of: (i) the investment options available under the DMICP, the deferred compensation plan for employees; or (ii) our common stock (with dividends reinvested). Deferred amounts are distributed in a lump sum or in up to 15 annual installments commencing at a time designated by the director following termination of service.

Director Stock Ownership Guidelines

To align their interests with the long-term interests of our stockholders, non-employee directors have five years from the time they join the Board to achieve stock ownership levels (common stock or stock units) equivalent to five times the annual cash retainer. As of December 31, 2021, each non-employee director met the stock ownership guidelines or still had time to do so. Mr. Taiclet is subject to the Stock Ownership Requirements for Key Employees as described in the CD&A.

2021 Director Compensation Table

The following table provides information on the compensation of our directors for the fiscal year ended December 31, 2021. Neither Mr. Taiclet nor Ms. Hewson received separate compensation for service as a director of the Company during 2021.

Name*	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Daniel F. Akerson	232,500	162,500	—	395,000
David B. Burritt	162,500	162,500	10,000	335,000
Bruce A. Carlson	162,500	162,500	59	325,059
John M. Donovan	31,250	27,083	—	58,333
Joseph F. Dunford, Jr.	162,500	162,500	—	325,000
James O. Ellis, Jr.	182,500	162,500	1,000	346,000
Thomas J. Falk	192,500	162,500	10,059	365,059
Ilene S. Gordon	192,500	162,500	12,000	367,000
Vicki A. Hollub	162,500	162,500	—	325,000
Jeh C. Johnson	162,500	162,500	—	325,000
Debra L. Reed-Klages	162,500	162,500	—	325,000
Patricia E. Yarrington	94,792	94,792	—	189,584

*   Mr. Donovan and Ms. Yarrington joined the Board effective October 21, 2021 and June 1, 2021, respectively.

[1]   The amounts reported in the **Fees Earned or Paid in Cash** column represent the aggregate dollar amount of 2021 fees earned or paid in cash for services as a director, including annual retainer, committee chairman retainer and independent Lead Director retainer.

[2]   The amounts reported in the **Stock Awards** column represent the aggregate grant date fair value computed in accordance with ASC 718 for awards of stock units in 2021 under the Directors Equity Plan. For 2021, each of Mr. Akerson, Mr. Burritt, Mr. Carlson, Mr. Dunford, Mr. Ellis, Mr. Falk, Ms. Gordon, Ms. Hollub, Mr. Johnson and Ms. Reed-Klages was credited with 501.4968 stock units with an aggregate grant date fair value of $162,500. The grant date fair value of these awards was the closing price of our stock ($324.03) on the date of the grant (February 1, 2021). Ms. Yarrington was credited with 249.3074 stock units with an aggregate grant date fair value of $94,792. The grant date fair value for her award was $380.22 per share on the date of grant (July 1, 2021). Mr. Donovan was credited with 81.8401 stock units with an aggregate grant date fair value of $27,083. The grant date fair value of his award was $330.93 per share on the date of the grant (November 1, 2021).

[3]   The **All Other Compensation** column includes matching contributions made to eligible universities, colleges, and other non-profit organizations under the Company's matching gift programs that are generally available to all employees as follows: Mr. Burritt $10,000; Mr. Ellis $1,000; Mr. Falk $10,000; and Ms. Gordon $12,000. In the case of Mr. Carlson and Mr. Falk, the All Other Compensation column also includes $59 of tax assistance for tickets for a business-related event. Perquisites and other personal benefits provided to directors did not exceed $10,000 for any individual director.

Security Ownership of Management and Certain Beneficial Owners

Directors and Executive Officers

The following table shows Lockheed Martin common stock beneficially owned by and stock units credited to each NEO, director, nominee and all NEOs, directors, nominees and other executive officers as a group as of February 25, 2022. Except as otherwise noted, the named individuals have sole voting and investment power with respect to such securities. No director, nominee or NEO, individually or as a group, beneficially owned more than one percent of our outstanding common stock. All amounts are rounded to the nearest whole share. No shares have been pledged. The address of each director, nominee and executive officer is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Name	Common Stock [1] [2]	Stock Units [3]	Total
Daniel F. Akerson	7,503 [4]	5,517 [7]	13,020
Richard F. Ambrose	397	22,276 [9,10,11]	22,673
David B. Burritt	6,527 [5]	19,399 [7,8]	25,926
Bruce A. Carlson	1,723	2,917 [7,8]	4,640
John M. Donovan	82	497 [7,8]	579
Joseph F. Dunford, Jr.	890	418 [7]	1,307
James O. Ellis, Jr.	20,603	1,668 [7]	22,271
Thomas J. Falk	5,250 [6]	12,556 [7]	17,806
Ilene S. Gordon	1,291	2,684 [7]	3,975
Marillyn A. Hewson	91,758	25,022 [9,10,11]	116,780
Stephanie C. Hill	17,280	14,241 [9,11]	31,521
Vicki A. Hollub	1,754	1,619 [7,8]	3,373
Jeh C. Johnson	1,978	418 [7]	2,396
John W. Mollard	8,245	5,540 [10,11]	13,785
Kenneth R. Possenriede	8,458	6,759 [9,10,11]	15,217
Debra L. Reed-Klages	1,137	418 [7]	1,555
Frank A. St. John	8,072	12,976 [9,10,11]	21,048
James D. Taiclet	6,740	42,240 [10,11]	48,980
Patricia E. Yarrington	253	418 [7]	671
All NEOs, directors, nominees and other executive officers as a group (25 individuals)	212,336	240,566	452,901

[1] Includes shares payable at termination with respect to vested stock units credited under the Directors Equity Plan for which a director has elected payment in stock for Mr. Burritt 524; Mr. Carlson 1,723; Mr. Donovan 82; Mr. Dunford 890; Mr. Ellis 20,403; Ms. Gordon 310; Ms. Hollub 1,754; Mr. Johnson 1,978; Ms. Reed-Klages 982; Mr. Taiclet 1,067; and Ms. Yarrington 253. Units for which a director has elected payment in cash are reported in the "Stock Units" column.

[2] Includes shares attributable to the participant's account in the Lockheed Martin Salaried Savings Plan for Mr. Ambrose 397; Ms. Hewson 553; Ms. Hill 3,688; Mr. Mollard 278; Mr. Possenriede 827; Mr. St. John 9; and Mr. Taiclet 33. Participants have voting power and investment power over the shares.

[3] Does not include PSUs. There are no voting rights associated with stock units or RSUs.

[4] For Mr. Akerson, includes 3 shares held by his spouse.

[5] For Mr. Burritt, includes 1,796 shares held by an irrevocable trust for the benefit of members of his immediate family.

[6] Represents shares beneficially owned by Mr. Falk and his spouse through a family limited partnership.

[7] Includes stock units under the Directors Equity Plan for which directors have elected to receive distributions of units in the form of cash and unvested stock units credited on January 31, 2022 (annual equity award 418) for Mr. Akerson 5,517; Mr. Burritt 10,734; Mr. Carlson 2,513; Mr. Donovan 418; Mr. Dunford 418; Mr. Ellis 1,668; Mr. Falk 12,556; Ms. Gordon 2,684; Ms. Hollub 418; Mr. Johnson 418; Ms. Reed-Klages 418; and Ms. Yarrington 418.

(8) Includes stock units under the Directors Deferred Compensation Plan representing deferred cash compensation for Mr. Burritt 8,665; Mr. Carlson 403; Mr. Donovan 79; and Ms. Hollub 1,202. The stock units (including dividend equivalents credited as stock units) are distributed in the form of cash.

(9) Includes stock units attributable to the participant's account under the DMICP for Mr. Ambrose 12,434; Ms. Hewson 9,512; Ms. Hill 1,566; Mr. Possenriede 1,509; and Mr. St. John 144. Although most of the units will be distributed following termination or retirement in shares of stock, none of the units are convertible into shares of stock within 60 days of February 25, 2022.

(10) Includes stock units attributable to the participant's account under the NQSSP for Mr. Ambrose 3,479; Ms. Hewson 4,247; Mr. Mollard 1,152; Mr. Possenriede 1,780; Mr. St. John 98; and Mr. Taiclet 206. Amounts credited to a participant's account in the NQSSP are distributed in cash following termination of employment.

(11) Includes unvested RSUs for Mr. Ambrose 6,363; Ms. Hewson 11,263; Ms. Hill 12,675; Mr. Mollard 4,388; Mr. Possenriede 3,470; Mr. St. John 12,734; and Mr. Taiclet 42,034. Each RSU represents a contingent right to receive one share of common stock.

Security Ownership of Certain Beneficial Owners

The following table shows information regarding each person known to be a "beneficial owner" of more than 5% of our common stock. For purposes of this table, beneficial ownership of securities generally means the power to vote or dispose of securities, or the right to acquire securities within 60 days that may be voted or disposed of, regardless of any economic interest in the securities. All information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on the dates indicated in the footnotes to this table.

Name and Address	Amount of Common Stock	Percent of Outstanding Shares
State Street Corporation(1) State Street Financial Center One Lincoln Street Boston, MA 02111	39,595,732	14.36
The Vanguard Group(2) 100 Vanguard Boulevard Malvern, PA 19355	20,852,508	7.56
BlackRock, Inc.(3) 55 East 52nd Street New York, NY 10055	17,560,982	6.40

(1) As reported on a Schedule 13G/A filed on February 14, 2022 by State Street Corporation on behalf of itself and specified direct and indirect subsidiaries (State Street) in their various fiduciary and other capacities. State Street had shared voting power with respect to 38,783,116 shares and shared dispositive power with respect to 39,593,795 shares and did not have sole dispositive or sole voting power over any shares. State Street Bank and Trust Company (SSBTC) is the trustee and State Street Global Advisors Trust Company (SSGA) is the independent fiduciary and investment manager for Lockheed Martin common stock held in a master trust for Lockheed Martin benefit plans. SSBTC beneficially owns 30,066,118 of the shares held by State Street all of which are held in its capacity as trustee for various Lockheed Martin benefit plans and SSBTC had shared voting power over 30,066,118 shares and shared dispositive power over 1,231,182 shares. SSGA beneficially owns 34,832,222 of the shares held by State Street of which 28,835,530 were held by SSGA as independent fiduciary and investment manager for Lockheed Martin employee benefit plans and SSGA had shared voting power over 5,356,310 shares and shared dispositive power over 34,831,558 shares.

(2) As reported on a Schedule 13G/A filed on February 10, 2022 by The Vanguard Group. The Vanguard Group had sole dispositive power over 19,855,188 shares, shared dispositive power over 997,320 shares, shared voting power over 391,907 shares and did not have sole voting power over any shares.

(3) As reported on a Schedule 13G/A filed on February 3, 2022 by BlackRock, Inc. BlackRock, Inc. had sole dispositive power over 17,560,982 shares and sole voting power over 16,096,173 shares and did not have shared dispositive or shared voting power over any shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors (and persons who own more than 10% of our equity securities) to file reports of ownership and changes in ownership with the SEC. Based solely on our review of forms filed electronically with the SEC and written representations from the reporting persons, the Company has determined that no reporting person known to it was delinquent with respect to their reporting obligations during 2021 or prior years, other than as previously disclosed, except for a late Form 4 filed on June 16, 2021 for each of John W. Mollard and Brian P. Colan to report the vesting of RSUs and concurrent disposition to the Company of shares to satisfy each reporting person's tax withholding obligation on April 25, 2021. These delinquent filings were due to an administrative error.

PROPOSAL 4: STOCKHOLDER PROPOSAL TO REDUCE THRESHOLD FOR CALLING SPECIAL STOCKHOLDER MEETINGS



The Board unanimously recommends that you vote AGAINST Proposal 4.

Mr. John Chevedden, owner of 20 shares, has informed us that he intends to introduce the proposal set forth below at the Annual Meeting.

Beginning of Stockholder Proposal—Text and Graphic are Reprinted from the Stockholder Submission:

Proposal 4 — Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

Management already seems to be in agreement with proposal because management provides for one shareholder to call a special meeting if the shareholder owns 10% of our stock. A group of shareholders should have the same right as one shareholder when both parties have the same 10% stock ownership. Why should one large shareholder get special treatment when his money at risk is the same as a group of smaller shareholders?

We gave 42% support to this proposal topic in 2016. This 42% likely represented 51% support from the shares that have access to independent proxy voting advice and are not forced to rely on the biased view of management.

It theoretically takes 25% of shares to call for a special shareholder meeting. This theoretical 25% translates into 33% of shares that cast ballots at our annual meeting. It would be hopeless to expect that shares that do not have the time to vote would have the time to go through the special procedural stops to call for a special shareholder meeting.

It is also important to have a more reasonable stock ownership percentage to call for a special shareholder meeting to help make up for the fact that we do not have a right to act by written consent. Many companies provide for both a shareholder right to call a special shareholder meeting and a shareholder right to act by written consent. Southwest Airlines and Target are companies that do not provide for shareholder written consent and yet provide for 10% of shares to call for a special shareholder meeting.

In 2021 we gave 46%-support to a shareholder proposal for a right to act by written consent in spite of management resistance propped up by misleading management statements.

When reading the management statement next to this proposal, or any shareholder proposal, please remember that there is a formal process to root out any supposedly misleading shareholder text in a shareholder proposal but there is no formal process to root out misleading management text next to a shareholder proposal.

This 46% shareholder support in 2021 most likely represented 51% of the shares that have access to independent proxy voting advice. Lockheed Martin management is thus getting a free ride on the backs of small shareholders who have no access to independent proxy voting advice.

Management makes the worn-out claim that this shareholder right can be misused. However companies that make this worn-out claim do not back the claim up with one example from a universe of 3000 companies during the last 10-years.

Please vote yes:

Special Shareholder Meeting Improvement — Proposal 4

End of Stockholder Proposal—Board Vote Recommendation on Proposal 4 on Following Page

Board of Directors Vote Recommendation on Proposal 4

The Board recommends that stockholders vote **AGAINST** this proposal because stockholders already have a meaningful right to call special meetings and the Company has strong corporate governance practices with Board accountability to stockholders. The Board believes the requested change is unnecessary and is not in the best interests of the stockholders.

- **Our stockholders already have a meaningful right to call a special meeting at any time.** A special meeting may be called by a stockholder owning 10 percent of our outstanding common stock or by a group of stockholders owning 25 percent of our outstanding common stock. Our Bylaws do not restrict the timing of a request for a special meeting. The only subject matter restriction is that we are not required to call a special meeting to consider a matter that is substantially the same as voted on at a special meeting within the preceding 12 months unless requested by a majority of all stockholders. See "Stockholder Right to Call Special Meeting" on page 30.

- **Our current ownership thresholds reflect corporate governance best practices.** Our 25 percent aggregate ownership threshold to call a special meeting is the most prevalent standard among our comparator group and S&P 500 companies and is also consistent with the default provision under Maryland law. We go further by permitting an individual stockholder owning 10 percent to call a special meeting, providing an additional stockholder right that most companies do not offer. Of S&P 500 companies, only 11% permit stockholders to call a special meeting and have a 10 percent or lower ownership threshold.

- **Our Board continues to believe our current ownership thresholds are reasonable and appropriate.** The Board believes that the aggregate 10 percent threshold suggested by the proponent is unduly low and could result in a small group of stockholders, none of whom individually has a significant stake in the Company, to use the mechanism of special meetings to advance their own interest, which may not be shared by a broad base of stockholders and may be contrary to the long-term best interests of the Company and its stockholders. For example, event-driven investors could join together to use special meetings to disrupt our business plans or facilitate self-serving short-term financial strategies that may encourage short-term stock ownership manipulation.

  Special meetings can be costly, time-consuming and disruptive to normal business operations, and may divert Board and management time and attention from focusing on strategy and execution. Given the considerable investment of time and resources necessary to hold a special meeting, the Board believes the right should be exercised only in rare cases when delaying the consideration of a matter until the next annual meeting would be detrimental to stockholder value. We believe that our current 25 percent aggregate ownership threshold (or 10 percent for a single stockholder) is consistent with the long-term interests of our stockholders and strikes the appropriate balance between providing stockholders a meaningful mechanism to call a special meeting if they deem appropriate and protecting the Company and other stockholders from risks associated with misuse of this right.

- **A stockholder vote in 2016 rejected a similar proposal with a higher percentage threshold.** In 2016, the same proponent proposed, and stockholders rejected, a proposal to lower the aggregate ownership threshold for stockholders to call a special meeting from 25 percent to 15 percent. The Board does not believe any material developments have occurred since 2016 that should change stockholders' views on this proposal, which asserts an even lower ownership threshold than the earlier proposal that was rejected.

- **We have a long-standing commitment to sound corporate governance practices and an active investor engagement program to ensure Board accountability.** At the direction of the Board, the Company engages directly with its stockholders throughout the year to seek their views on an array of issues, including corporate governance matters. In addition to the then-existing right to call a special meeting, the Board proactively adopted proxy access in 2016, giving stockholders the right to include director nominations in the Company's proxy statement for the annual meeting, and proactively amended the Company's Bylaws in 2017 to provide stockholders the power to amend the Company's Bylaws. Our directors also remain accountable to our stockholders through annual elections by our stockholders with a majority voting standard and a resignation policy for directors who do not receive a majority of votes cast in an uncontested election. Our Board has demonstrated its commitment to Board refreshment and to the election of highly qualified independent directors who bring diverse perspectives to our Board with skills that are aligned with our long-term business strategy. Over the past five years, seven new independent directors have been elected to the Board. The independent directors also elect annually an independent Lead Director.

The Board will continue to review corporate governance best practices and adopt those practices that it believes, in light of the circumstances, serve the best interests of the Company and our stockholders.

PROPOSAL 5: STOCKHOLDER PROPOSAL TO ISSUE A HUMAN RIGHTS IMPACT ASSESSMENT REPORT



The Board unanimously recommends that you vote AGAINST Proposal 5.

We have been informed that the Sisters of Charity of Saint Elizabeth, owner of 40 shares, The Sisters of St. Francis of Philadelphia, owner of shares having a market value greater than $2,000, and the School Sisters of Notre Dame Cooperative Investment Fund, owner of 26 shares, intend to introduce the proposal set forth below at the Annual Meeting.

Beginning of Stockholder Proposal—Text and Footnotes are Reprinted from the Stockholder Submission:

Whereas: Lockheed Martin is the world's largest defense contractor and is exposed to significant actual and potential adverse human rights impacts resulting from the use of its weapons and defense technologies. Potential human rights impacts of Lockheed's business include the rights to life, liberty and personal security, privacy, a clean, healthy and sustainable environment, non-discrimination, and peaceful assembly and association. The UN Guiding Principles on Business and Human Rights (UNGPs) outline the roles and responsibilities of states and companies with respect to human rights. While international arms trade falls under national legal jurisdiction, the UNGPs define clear expectations for defense companies to respect human rights in their operations and supply chains, and address risks linked to use of products. A 2019 Amnesty International report found that Lockheed Martin is not meeting its human rights responsibilities despite severe, often irremediable impacts.[1]

Prominent human rights organizations have recorded indiscriminate use of Lockheed Martin products against civilians consistently over time.[2] Lockheed Martin has exported military goods to at least 12 states which are engaged in armed conflict, have a record of human rights violations, or are at risk of corruption and fragility, including Saudi Arabia, Israel, and the United Arab Emirates. Reports have linked Lockheed Martin weaponry to war crimes and violations of international humanitarian law in Yemen, including the widely condemned attack on a school bus in 2018 that resulted in the deaths of dozens of children.[3] Lockheed also played a critical role in the May 2021 attacks on Gaza, where apparent war crimes were committed, including the deaths of at least 129 civilians, of whom 66 were children.[4]

Failure to respect human rights in high-risk business areas exposes the company and its investors to financial, legal, regulatory, reputational, and human capital management risks. In 2021, Lockheed moved forward with a nearly $2.43 billion sale of F-16s to the Philippines, despite congressional opposition due to widespread human rights violations carried out by the Armed Forces of the Philippines, including extrajudicial killing of political activists, organizers, and Indigenous leaders.[5]

The company also has $40 billion in nuclear weapons contracts, including $2.1 billion awarded in 2020.[6] The Treaty on the Prohibition of Nuclear Weapons, which entered into force in 2021, may require Lockheed Martin to demonstrate that the company is not conducting prohibited activities in jurisdictions that ratified the Treaty.[7] Furthermore, the company faced multiple lawsuits in 2020 for toxic pollutant contamination from a Florida facility, where workers were later diagnosed with brain lesions, multiple sclerosis, cancer, and birth defects.[8]

Resolved: Shareholders request that Lockheed Martin publish a report, at reasonable cost and omitting proprietary information, with the results of human rights impact assessments examining the actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas or violating international law.

_____

1 https://www.amnesty.org/en/documents/act30/0893/2019/en/
2 https://www.hrw.org/reports/2007/lebanon0907/lebanon0907web.pdf ;
https://www2.ohchr.org/english/bodies/hrcouncil/docs/12session/A-HRC-12-48.pdf
3 https://www.paxforpeace.nl/media/files/mwatana-day-of-judgement.pdf
4 https://www.hrw.org/news/2021/07/27/gaza-apparent-war-crimes-during-may-fighting#
5 https://www.hrw.org/news/2021/07/21/its-time-us-stop-selling-weapons-human-rights-abusers#
6 https://www.icanw.org/2020_global_nuclear_weapons_spending_complicit
7 https://treaties.un.org/doc/Treaties/2017/07/20170707%2003-42%20PM/Ch_XXVI_9.pdf
8 https://www.orlandosentinel.com/news/environment/os-ne-lockheed-martin-orlando-lawsuit-20200928-7x242mvddzfidig47zx276ivvm-story.html

End of Stockholder Proposal—Board Vote Recommendation on Proposal 5 on Following Page

Board of Directors Vote Recommendation on Proposal 5

The Board has considered this proposal and recommends that stockholders vote **AGAINST** this proposal because we already publish a Human Rights Report; we are committed to human rights as reflected in our policies and practices, which are overseen by the Board; and we work with our customers to support human rights and defend U.S. national security.

Lockheed Martin Already Publishes a Human Rights Report. Lockheed Martin is deeply committed to human rights, and to transparency and engagement with stockholders on this topic. Last year, our stockholders considered a similar proposal from the same proponent requesting that Lockheed Martin publish a report on its human rights due diligence process, and more than 2/3 of the vote was against the proposal. In order to further our understanding of shareholder views on this issue, we engaged with many of our largest stockholders to seek their input on human rights issues. Based on this input, in the fall of 2021, we published our first Human Rights Report to further enhance the availability and transparency of information on our human rights approach and the progress of our initiatives on human rights. The report is available on our website. This report provides a comprehensive overview of our human rights related governance, including board and management oversight of human rights matters, policies, principles and due diligence processes that guide our approach, and has information on our progress on associated programs and goals. We plan to update and refine this report as we continue to engage with our stockholders, receive their input and evolve our processes.

The Board has reviewed the proposal and believes that the proposal's request for a separate report that covers "the actual and potential human rights impacts associated with high-risk products and services" is vague, overly broad and would not add significant value for stockholders. Such a report would impose impracticable requirements on our operations and would interfere with our ability to serve our primary customers, the U.S. government, and its allies.

Lockheed Martin's Commitment to Human Rights is Reflected in Our Policies and Practices. Our policies, procedures, and practices reflect our strong commitment to ethical business practices and respect for human rights. As outlined in our Good Corporate Citizenship and Respect for Human Rights Policy (Human Rights Policy), at Lockheed Martin, we believe that respect for human rights is an essential element of being a good corporate citizen and achieving long-term success. Our long-time commitment to respect human rights underlies *Setting the Standard*, the Lockheed Martin Code of Ethics and Business Conduct (Code of Conduct), and our stated values—*Do What's Right, Respect Others, and Perform with Excellence*. This commitment applies to all employees, the Board, and others who represent or act for us. Our commitment to good corporate citizenship and human rights is also reinforced through our Supplier Code of Conduct, which sets the expectation that our suppliers will honor the same values we do. Please see page 79 for a description of our human rights policy and principles, due diligence approach and Board oversight.

Lockheed Martin Works with Our Customers to Support Human Rights and to Defend U.S. National Security. Our work is closely aligned with our customers and is subject to oversight to ensure that our business complies with the requirements of law and the interest of the U.S. Government.

- All of our international military sales are regulated by the U.S. Government and reviewed and approved by the Executive Branch with oversight from Congress to ensure they support U.S. national security and foreign policy objectives and are not redirected and used for unauthorized purposes. This includes consideration of whether any arms transfer contributes to the risk of human rights abuses and whether they are being used in potential conflict-affected regions. We are not in a position to predict and assess how the U.S. or allied nations may use products in the future and any attempt to do so risks supplanting the purview of the U.S. Government and allied nations, which are best positioned to consider the mix of policy objectives to promote global security while protecting human rights. We also likely would not have access to information from the U.S. Government or be restricted in sharing any information that we did have, which would make any report incomplete and less meaningful. As a result, requiring the Company to conduct independent human rights impact assessments on certain products or sales deemed to be "high-risk", and then publish the results, would not be practical or appropriate. A separate assessment could adversely affect our ability to serve our customers, harm U.S. foreign policy objectives and ultimately be against stockholder interests. We believe that any concerns that the stockholder proponent has with the policies or actions of the U.S. or allied nations would be more appropriately directed to public officials who determine foreign policy rather than directed to a market participant like Lockheed Martin through the federal proxy rules. Further details on the U.S. government regulation of international sales and our own due diligence processes with respect to new business are set forth below.

- International sales of our defense products and services occur on a government-to-government basis via foreign military sales (FMS) programs, managed by the Defense Security Cooperation Agency on behalf of the U.S. Department of Defense, or by direct commercial sales from Lockheed Martin to our customers. Both transaction forms are subject to rules promulgated under the Arms Export Control Act to ensure such transactions support U.S. national security and foreign policy objectives. In reviewing arms sales, the Executive Branch follows the U.S. Conventional Arms Transfer Policy, which states that in making arms transfer decisions, the Executive Branch shall consider the national security of the U.S., the economic security of the U.S. and U.S. innovation, the relationships with allies and partners, human rights and international humanitarian law, and nonproliferation. For example, the stockholder proponent references a potential sale of F-16s to the Philippines that was reviewed and approved by the Executive Branch in June 2021 and notified to Congress as required by law, which tacitly approved by not taking action to block or disapprove of the potential transaction. The official U.S. Government notice of the potential sale to the Philippines stated that the potential sale will "support the foreign policy and national security of the United States by helping improve the security of a strategic partner that continues to be an important force for political stability, peace and economic progress in South East Asia." We strictly adhere to U.S. government oversight and policy in all matters relating to international sales and specifically to the transfer of products and technologies to foreign entities, and we have a robust trade compliance program to ensure that all sales of our products are conducted in accordance not only with international trade laws and regulations of the U.S. but also of each foreign country in which we operate. In addition, we have policies aimed at preventing human trafficking or modern slavery as well as a due diligence process related to conflict minerals.

- Our business supports global deterrence, which helps keep billions of people worldwide safe and free from conflict. We take seriously the identity of the customers to whom we sell our products and services, as well as the risks related to the use of our products in situations where conflict may arise. Our primary customers are the U.S. government and its allies, among which cooperation is critical to maintaining an effective deterrent against global conflict. As described above, we support this goal of deterrence by adhering to U.S. government oversight and policy objectives for all international sales.

- In addition to complying with all applicable laws and regulations, all of our sales are subject to our Code of Ethics and Business Conduct. As described on the next page, we have a robust due diligence process for evaluating new business opportunities to ensure they meet our standards and values. We will walk away from business rather than risk violating anti-corruption laws or our corporate values. For example, at times, we have decided not to pursue opportunities in certain countries, even where it is legally permissible, based on our assessment of the potential risks, such as a heightened risk of corruption, which we consider closely intertwined with the protection of human rights. Further, opportunities related to certain types of products or programs that carry increased risks require review of a multi-disciplinary corporate review committee that is chaired by our CFO and COO and includes our SVP, Ethics and Enterprise Assurance, who reports to the Governance Committee of the Board.

The Board remains committed to human rights and ensuring that Lockheed Martin continues to adhere to the high standard for human rights to which it holds itself, our employees, our suppliers and our partners. For the reasons set forth above, we do not believe the preparation of the additional report called for by the proponent is in the best interests of the stockholders.

Human Rights

Our Human Rights Policy and Principles:

At Lockheed Martin, we believe that respect for human rights is an essential element of being a good corporate citizen and the long-term success of the Company. Our commitment to respecting human rights underlies *Setting the Standard*, the Lockheed Martin Code of Ethics and Business Conduct, and our stated values—*Do What's Right, Respect Others, and Perform with Excellence*. This commitment applies to all employees, the Board, and others who represent or act for us. Our Good Corporate Citizenship and Respect for Human Rights Policy includes the following principles:

- Support human rights by treating employees with respect, promoting fair employment practices, providing fair and competitive wages and prohibiting harassment, bullying, discrimination, use of child or forced labor and trafficking in persons for any purpose.
- Uphold the laws applying to our business, wherever we operate.
- Seek to minimize the negative consequences of our business activities and decisions on our stakeholders, including by minimizing harm to the environment and conserving natural resources, promoting workplace safety, ensuring accuracy and transparency in our communications and delivering high-quality products and services.
- Contribute to economic and social well-being by investing our resources in innovative products and services, supporting charitable, philanthropic, and social causes, participating appropriately in political affairs and public debate to advance and advocate our values (including engaging our customers to balance appropriately the sale and use of our technology against national and international interests) and promoting efforts to stop corrupt practices that interfere with markets, inhibit economic development and limit sustainable futures.

Board Oversight of Human Rights:

The Board, through the Governance Committee, reviews and monitors the Company's policies and procedures regarding corporate responsibility and human rights and our compliance with related laws and regulations. Modeling Business Integrity is one of the core issues in our 2025 Sustainability Management Plan and the Governance Committee receives regular reports from our Senior Vice President, Ethics and Enterprise Assurance on how we are implementing our Sustainability Management Plan, which includes goals with respect to human rights.

Our Human Rights Due Diligence Approach:

Our human rights due diligence processes are embedded within our operating and decision-making practices and procedures and do not exist as a stand-alone procedure.

- We have robust procedures to ensure that new contracts meet our standards and values. Prospective commitments are reviewed to ensure that they fit our strategic direction, will uphold our reputation, and are structured for successful technical and financial performance. Each business area has implemented proposal review and approval procedures that evaluate risks, and which can result in a decision not to bid at all. Proposals that involve the pursuit of an opportunity related to certain types of products or programs that carry increased reputational risks require review of a multi-disciplinary corporate review committee that is chaired by our CFO and COO and includes our Senior Vice President, Ethics and Enterprise Assurance, who reports to the Governance Committee. In 2020, we also formed a Weapons Review Council at our Missiles and Fire Control business area. This Council reviews products and activities that may potentially raise human rights issues.
- We conduct risk-based anti-corruption due diligence, which may be subject to audits, before entering into relationships with third parties, including consultants. We require international consultants to undergo training on our Code of Conduct and associated business conduct and anti-corruption policies. We will walk away from business rather than risk violating anti-corruption laws and our corporate values.
- Our robust trade compliance program is designed to ensure that sales of our products are conducted in accordance with all international trade laws and regulations of the U.S. and each foreign country in which we operate.
- We provide oversight of our standards and controls by providing mandatory training to our employees and trusted grievance mechanisms, providing resources and support to our suppliers, and aligning the interests of employees and suppliers within established frameworks. Formal and informal stakeholder engagement is an integral part of our business. We continue to encourage our employees, suppliers and the general public to report potential human rights violations through our anonymous ethics helpline. We also communicate our expectations to suppliers that they implement supply chain due diligence processes related to conflict minerals in their products.

We make our Human Rights Report, Human Rights Policy, Code of Conduct and Supplier Code of Conduct publicly available on our website.

Responsible Sales

All of our sales – domestic, international, commercial and governmental – are subject to our Code of Ethics and Business Conduct and all applicable U.S. and foreign laws and regulations, including those related to anti-corruption, import-export control, taxation, repatriation of earnings, exchange controls and the anti-boycott provisions of the U.S. Export Controls Reform Act of 2018. We have procedures to mitigate corruption risks in all international and domestic dealings.

Annual Meeting Questions and Answers

Why is the Annual Meeting format virtual?	The Company will conduct the Annual Meeting exclusively online through a live audio webcast via the Internet. We have adopted this format to facilitate stockholder attendance and to enable stockholders to participate fully and equally, regardless of size of holdings, resources, or physical location.
How do I participate in the virtual Annual Meeting?	Stockholders may attend the Annual Meeting via the Internet by visiting ***www.meetnow.global/ LMT2022***. You will be prompted to enter the unique control number received with your proxy card (for registered stockholders) or voting instruction form (for beneficial owners) to join and participate in the meeting. See "What is the difference between holding shares as a registered stockholder and as a beneficial owner?" for information on how to determine whether you are a registered stockholder or a beneficial owner.
	The vast majority of beneficial owners will be able to participate using the control number received with their voting instruction form, but we recommend that beneficial owners confirm this ability with the broker, bank or other nominee through which they hold their shares. If your broker, bank or other nominee does not provide an ability to access the virtual Annual Meeting, then you will be required to request a legal proxy from them to participate in the virtual Annual Meeting. See "How can I vote during the Annual Meeting" for information on how to request a legal proxy.
	Stockholders who hold shares through a Lockheed Martin benefit plan who join the Annual Meeting by using the control number received on their voting instruction form will be able to ask questions but not vote during the meeting.
	If you do not have a control number, you may participate in the Annual Meeting as a guest but will not have the option to vote or ask questions during the meeting.
	The Annual Meeting will begin promptly at 9:00 a.m. EDT, on April 21, 2022. You may begin to log into the meeting platform approximately 30 minutes before the start and test your computer audio system. We encourage stockholders to access the meeting prior to the start time.
How do I submit a question at the virtual Annual Meeting?	Stockholders accessing the meeting using a control number provided on their proxy card or voting instruction form will be able to submit questions. Once past the login screen, click on the "Q&A" icon on the screen to submit your question. We will hold a general discussion session at the conclusion of the meeting during which we intend to answer pertinent questions submitted during the meeting, as time permits.
What if I have technical difficulties accessing or during the meeting?	If you encounter difficulties accessing the meeting, please call 1-888-724-2416 (toll-free) or +1-781-575-2748 (international) for assistance.
How can I vote during the Annual Meeting?	• **Registered Stockholders:** you can vote electronically during the Annual Meeting by accessing the meeting at ***www.meetnow.global/LMT2022*** using the unique control number found on your proxy card and then following the instructions. • **Beneficial Owner:** we recommend that you confirm your ability to participate during the virtual Annual Meeting with the broker, bank or other nominee through which you hold your shares. The vast majority of beneficial owners will be able to participate using the control number received with their voting instruction form, but we recommend that beneficial owners confirm this ability with the broker, bank or other nominee through which they hold their shares. If your broker, bank or other nominee informs you that you will not be able to access the virtual Annual Meeting other than as a guest, then you must register in advance to attend and vote at the virtual Annual Meeting by obtaining a legal proxy. Please see "What is a legal proxy and how can I request one if necessary?" for information on how to request a legal proxy. • **Holders through Lockheed Martin Benefit Plans:** stockholders who hold shares through a Lockheed Martin benefit plan must vote in advance of the meeting. See "How do I vote if I participate in one of the Company's 401(k) or defined contribution plans?" for information on how to vote. Benefit plan holders who join the Annual Meeting by using the unique control number received on their voting instruction form will be able to ask questions but not vote during the meeting.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on February 25, 2022 (the Record Date) are entitled to participate and vote their shares at the Annual Meeting. As of the Record Date, there were 266,534,099 shares issued and outstanding. Each share outstanding on the Record Date is entitled to one vote on each proposal presented at the Annual Meeting. This includes shares held through Lockheed Martin Direct Invest, our dividend reinvestment and stock purchase plan, and through our employee benefit plans. Your proxy card shows the number of shares held in your account(s) as of the Record Date. **Whether or not you plan to attend the virtual Annual Meeting, the Company encourages all stockholders to vote on the proposals prior to the Annual Meeting in accordance with the instructions you receive with your Proxy Materials.**

What is the difference between holding shares as a registered stockholder and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A. (Computershare), you are considered the "registered stockholder" of those shares. We mail the Proxy Materials and our Annual Report to you directly.

If your shares are held in a stock brokerage account or by a bank or other nominee (street name), you are considered the "beneficial owner" of the shares that are registered in street name. In this case, the Proxy Materials and our Annual Report were forwarded to you by your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares by following the voting instructions included in the mailing.

Participants in a Lockheed Martin benefit plan with shares allocated to their account should review the information on procedures for voting by plan participants on page 83.

What am I voting on and what are the Board voting recommendations?

The following table summarizes the Board's voting recommendations for each proposal, if properly presented, the vote required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal. The presence of the holders of a majority of the outstanding shares entitled to vote, in person or represented by proxy, is necessary to constitute a quorum.

Proposal	Description	Page	Board Voting Recommendations	Required Vote to Pass[1]	Effect of Abstentions on Votes Cast[2]	Effect of Broker Non-Votes[3]
1	Election of Directors	7	FOR ALL DIRECTOR NOMINEES	Majority of votes cast for each nominee	None	None
2	Ratification of Appointment of Ernst & Young LLP as our Independent Auditors for 2022	33	FOR	Majority of votes cast; advisory and non-binding	None	Discretionary voting permitted
3	Advisory Vote to Approve the Compensation of our Named Executive Officers (Say-on-Pay)	36	FOR	Majority of votes cast; advisory and non-binding	None	None
4	Stockholder Proposal to Reduce Threshold for Calling Special Stockholder Meetings	74	AGAINST	Majority of votes cast; advisory and non-binding	None	None
5	Stockholder Proposal to Issue a Human Rights Impact Assessment Report	76	AGAINST	Majority of votes cast; advisory and non-binding	None	None

[1] "Votes cast" excludes broker non-votes and excludes abstentions.

[2] A stockholder who abstains on some or all matters is considered present for purposes of determining if a quorum is present at the Annual Meeting, but an abstention is not counted as a vote cast under Maryland law. Accordingly, an abstention has no effect on the vote on any proposal.

[3] Brokers only have discretionary authority to vote on Proposal 2. If a broker casts a vote on Proposal 2, the vote will be included in determining whether a quorum exists for holding the meeting. Brokers do not have authority to vote on the other proposals (non-routine matters) absent directions from the beneficial owner. If the beneficial owner does not vote on Proposals 1, 3, 4 or 5 so that there is a "broker non-vote" on those items, the broker non-votes do not count as votes cast for that proposal and have no effect on the proposal outcome. A broker non-vote on these proposals will not impact our ability to obtain a quorum.

Can other matters be decided at the Annual Meeting?

At the time this Proxy Statement went to press, we were not aware of any other matters to be presented at the Annual Meeting. If other matters are properly presented for consideration at the Annual Meeting, the proxy holders appointed by our Board (who are named on your proxy card if you are a registered stockholder) will have the discretion to vote on those matters in accordance with their best judgment on behalf of stockholders who provide a valid proxy by Internet, by telephone or by mail if you received it by mail.

How can I vote in advance of the Annual Meeting?

- If your shares are registered in your name, you can vote using any of the methods described below.

- If your shares are held in the name of a broker, bank, or other nominee, your nominee will provide you with instructions on the procedure for voting your shares. Employees with shares allocated to an employee benefit plan account should review the information on procedures for voting by employees on page 83.

- If you hold shares in multiple accounts, you may receive multiple Proxy Material packages (electronically and/or by mail). Please be sure to vote all of your Lockheed Martin shares in each of your accounts in accordance with the voting instructions you receive.

By Internet or Telephone

You can vote your shares via the Internet at *www.investorvote.com*. Please have your proxy card in hand when you go online. You will have an opportunity to confirm your voting selections before your vote is recorded.

You can vote your shares by telephone by calling toll-free 1-800-652-8683 in the U.S., Canada, and Puerto Rico, or 1-781-575-2300 from other locations. Please have your proxy card in hand when you call. You will have an opportunity to confirm your voting selections before your vote is recorded.

Internet and telephone voting facilities for registered stockholders will be available 24 hours a day until the voting poll is closed during the Annual Meeting. If you vote your shares on the Internet or by telephone, you do not have to return your proxy card.

The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other nominee. You should follow the voting instructions in the materials that you received from your nominee.

By Mail

If you received your Proxy Materials by mail, mark, date and sign the proxy card and return it in the postage prepaid envelope provided. If voting instructions are provided, shares represented by the proxy card will be voted in accordance with the voting instructions.

If you want to vote in accordance with the Board's recommendations, sign, date and return the proxy card without marking it. The named proxy holders will vote signed but unmarked proxy cards in accordance with the Board's recommendations.

If you are a registered stockholder, and the postage prepaid envelope is missing, please mail your completed proxy card to Lockheed Martin Corporation, c/o Computershare Investor Services, P.O. Box 505045, Louisville, KY 40233-9718.

What is a legal proxy and how can I request one if necessary?

A legal proxy is an authorization from you to another person (if you are a registered stockholder), or your broker, bank or other nominee to you or another person (if you are a beneficial owner) to vote the shares held in your name or in the nominee's name that satisfies Maryland law.

If your broker, bank or other nominee informs you that you will not be able to access the virtual Annual Meeting other than as a guest, then you must register in advance to attend and vote at the virtual Annual Meeting by obtaining a legal proxy.

To register you must obtain a legally valid proxy from your broker, bank or other nominee and present it to our transfer agent, Computershare. After you have received a valid proxy from your broker, bank or other agent, it should be emailed to Computershare at *legalproxy@computershare.com* or mailed to "Computershare, Lockheed Martin Corporation Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001" and, in each case, be labeled "Legal Proxy" and include proof from your broker, bank or other agent of your valid proxy (e.g., a forwarded email from your broker, bank or other agent with your valid proxy attached, or an image of your valid proxy attached to your email or included in your mailing). You will then receive a confirmation of your registration, with a control number, by email from Computershare. Requests for registration must be received by Computershare no later than 5:00 p.m. EDT, on Monday, April 18, 2022.

Can I change my proxy vote?

Yes. If you are a registered stockholder, you can change your proxy vote or revoke your proxy at any time before the Annual Meeting by:

- returning a signed proxy card with a later date that is received prior to the closing of the vote at the meeting;

- authorizing a new vote electronically through the Internet or by telephone;

- delivering a written revocation of your proxy to Lockheed Martin Corporation, Attention: Senior Vice President, General Counsel and Corporate Secretary, 6801 Rockledge Drive, Bethesda, MD 20817, before your original proxy is voted at the Annual Meeting; or

- voting electronically during the Annual Meeting.

If you are a beneficial owner of shares, you can submit new voting instructions by contacting your broker, bank or other nominee and may be able to submit a vote at the Annual Meeting depending on what your broker, bank or other nominee informs you.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain voting instructions will be voted:

- **FOR** the election of the 13 director nominees listed in this proxy statement (Proposal 1);

- **FOR** the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as our independent auditors for the 2022 fiscal year (Proposal 2);

- **FOR** the advisory vote to approve the compensation of our named executive officers (Say-on-Pay) (Proposal 3);

- **AGAINST** the stockholder proposal to reduce threshold for calling special stockholder meetings (Proposal 4);

- **AGAINST** the stockholder proposal to issue a human rights impact assessment report (Proposal 5); and

- In the best judgment of the named proxy holders if any other matters are properly brought before the Annual Meeting.

How do I vote if I participate in one of the Company's 401(k) or defined contribution plans?

As a participant in one of our employee 401(k) or defined contribution plans, you can direct the plan trustees how to vote shares allocated to your account(s) on a voting direction card, electronically through the Internet or by telephone. Most active employees who participate in these benefit plans will receive an email notification announcing Internet availability of the Proxy Materials and how to submit voting directions.

If you do not provide timely directions to the plan trustee, shares allocated to your account(s) will be voted by the plan trustee depending on the terms of your plan or other legal requirements.

Plan participants may attend the virtual Annual Meeting and ask questions, but may not vote plan shares at the Annual Meeting. If you wish to vote, whether you plan to attend the virtual Annual Meeting or not, you should direct the trustee of your plan(s) how you wish to vote your plan shares no later than 11:59 p.m., EDT, on Monday, April 18, 2022.

How many shares must be present to hold the Annual Meeting?

In order for us to lawfully conduct business at our Annual Meeting, a majority of the shares outstanding and entitled to vote as of the Record Date, must be present virtually or by proxy. This is referred to as a quorum. Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting virtually and vote in person or abstain from voting, or if you properly return a proxy by Internet, by telephone or by mail in advance of the Annual Meeting and do not revoke the proxy.

Will my shares be voted if I don't provide my proxy or instruction card?

Registered Stockholders

If your shares are registered in your name, your shares will not be voted unless you provide a proxy by Internet in advance of the Annual Meeting, by telephone, by mail, or vote electronically during the Annual Meeting.

Plan Participants

If you are a participant in one of our employee 401(k) or defined contribution plans and you do not provide timely directions to the plan trustee, shares allocated to your account(s) will be voted by the plan trustee depending on the terms of your plan and other legal requirements.

Beneficial Owners

If you hold shares through an account with a broker and you do not provide voting instructions, under NYSE rules, your broker may vote your shares on routine matters only. The ratification of the appointment of Ernst & Young LLP (Proposal 2) is considered a routine matter, and your broker can therefore vote your shares on that Proposal even if you do not provide voting instructions. Proposals 1, 3, 4 and 5 are not considered routine matters, and your broker cannot vote your shares on those Proposals unless you provide voting instructions. Votes withheld by brokers in the absence of voting instructions from a beneficial owner are referred to as "broker non-votes."

Multiple Forms of Ownership

The Company cannot provide a single proxy or instruction card for stockholders who own shares in multiple forms as registered stockholders, plan participants or beneficial owners. As a result, if your shares are held in multiple types of accounts, you must submit your votes for each type of account in accordance with the instructions you receive for that account.

Who will count the votes?

Representatives of Computershare will tabulate the votes and act as inspectors of election for the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspectors of election and disclosed by the Company in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, we send only one Annual Report and Proxy Statement to eligible stockholders who share a single address, unless we have received instructions to the contrary from any stockholder at that address. This practice is designed to reduce our printing and postage costs. Stockholders who participate in householding will continue to receive separate proxy cards. We do not use householding for any other stockholder mailings, such as dividend checks, Forms 1099 or account statements.

If you are eligible for householding, but received multiple copies of the Annual Report and Proxy Statement and prefer to receive only a single copy of each of these documents for your household, please contact Computershare, Shareholder Relations, P.O. Box 505000, Louisville, KY 40233-5000, or call 1-877-498-8861. If you are a registered stockholder residing at an address with other registered stockholders and wish to receive a separate Annual Report or Proxy Statement at this time or in the future, we will provide you with a separate copy. To obtain this copy, please contact Computershare as indicated above. If you own shares through a broker, bank, or other nominee, you should contact the nominee concerning householding procedures.

Can I receive a copy of the Annual Report?

Yes. We will provide a copy of our Annual Report without charge, upon written request, to any registered or beneficial owner of common stock entitled to vote at the Annual Meeting. Requests should be made in writing addressed to Investor Relations, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817, by calling Lockheed Martin Stockholder Direct at 1-800-568-9758, or by accessing the Company's website at *www.lockheedmartin.com/investor*.

Can I view the Proxy Statement and Annual Report on the Internet?

Yes. The Proxy Statement and Annual Report are available on the Internet at *www.edocumentview.com/LMT*. Subject to the "householding" procedures above, all stockholders will receive paper copies of the Proxy Statement, proxy card and Annual Report by mail unless the stockholder has consented to electronic delivery or is an employee with shares allocated in an employee benefit plan. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy statements, and other information regarding Lockheed Martin.

Can I choose to receive the Proxy Statement and Annual Report on the Internet instead of receiving them by mail?

Yes. If you are a registered stockholder, you can elect to receive future Annual Meeting materials, including Annual Reports and Proxy Statements, on the Internet only and not receive copies in the mail by visiting Shareholder Services at *www.lockheedmartin.com/investor* and completing the online consent form. Your request for electronic transmission will remain in effect for all future Annual Reports and Proxy Statements, unless withdrawn. Withdrawal procedures also are available on this website. If you are a beneficial owner, contact your broker, bank or other nominee.

Most active employees who participate in the Company's 401(k) and defined contribution plans will receive an email notification announcing Internet availability of the Proxy Materials. A paper copy will not be provided unless requested by the employee following the instruction in the email notification.

Who is soliciting proxies and who pays the cost of this proxy solicitation?

The Board of directors of the Company is soliciting proxies for the Annual Meeting. The Company pays the cost of soliciting proxies on behalf of the Board for the Annual Meeting. We may solicit proxies by Internet, by telephone, by mail or in person. We may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send Proxy Materials to beneficial owners on our behalf. We reimburse them for their reasonable expenses. We have retained Morrow Sodali LLC, 333 Ludlow Street, 5th floor, South Tower, Stamford, CT 06902 to aid in the solicitation of proxies and to verify related records for a fee of $35,000, plus expenses. To the extent necessary to ensure sufficient representation at the Annual Meeting, we may request the return of proxies by mail, express delivery, courier, telephone, Internet or other means. Stockholders are requested to return their proxies without delay.

How can I contact the Company's non-management directors?

Stockholders and all interested parties may communicate with the independent Lead Director or with the non-management directors as a group. If you wish to raise a question or concern to the independent Lead Director or the non-management directors as a group, you may do so by writing to the independent Lead Director by email at *Lead.Director@lmco.com*. You also may write to the independent Lead Director or Non-Management Directors, c/o Senior Vice President, General Counsel and Corporate Secretary, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Our Senior Vice President, General Counsel and Corporate Secretary or her delegate reviews all correspondence sent to the Board. The Board has authorized our Senior Vice President, General Counsel and Corporate Secretary or her delegate to respond to correspondence regarding routine stockholder matters and services (e.g., stock transfers, dividends, etc.). Correspondence from stockholders relating to accounting, internal controls or auditing matters are brought to the attention of the Audit Committee. All other correspondence is forwarded to the independent Lead Director who determines whether distribution to a Board committee or to the full Board for review is appropriate. Any director may, at any time, review a log of all correspondence addressed to the Board and request copies of such correspondence.

How do I submit a proposal or nomination for the Annual Meeting of Stockholders in 2023?

Address to Submit a Stockholder Proposal: Any stockholder who wishes to submit a proposal or nominate a director for consideration at the 2023 Annual Meeting must send their proposal to Lockheed Martin Corporation, Attention: Senior Vice President, General Counsel and Corporate Secretary, 6801 Rockledge Drive, Bethesda, MD 20817.

Deadline and Submission Requirements for Stockholder Proposals: There are separate requirements for stockholder proposals under SEC Rule 14a-8 and proposals under our proxy access bylaw provision as stated below. A copy of our Bylaws can be found at *www.lockheedmartin.com/corporate-governance.*

Type of Proposal	Deadline	Submission Requirements
Stockholder Proposal to be included in our proxy statement and proxy card	November 11, 2022	Must comply with applicable SEC Rules (including SEC Rule 14a-8); see also Staff Legal Bulletin 14, which may be found at *www.sec.gov*
Proxy Access Nominee - stockholder nomination of director to be included in our proxy statement and proxy card	Must be received between October 12, 2022 and November 11, 2022	Must provide the information required under our Bylaws, including Section 1.11
Stockholder Proposal or Director Nominee not intended to be included in our proxy statement and proxy card	Must be received between October 12, 2022 and November 11, 2022	Must provide the information required under our Bylaws, including Section 1.10
Universal Proxy Nominee – for stockholders who intend to solicit proxies in support of director nominees other than our nominees	February 20, 2023	Must provide the information required by SEC Rule 14a-19

Can I find additional information about the stockholder proponents?

Yes. As required by SEC regulations, upon receiving an oral or written request from a stockholder to the Corporate Secretary, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817 or (301) 897-6000, we will provide the address of the sponsors of the stockholders proposals included within this Proxy Statement. The Company is not responsible for the contents of the stockholder proposals or the related supporting statements.

Can I find additional information on the Company's website?

Yes. You will find information about the Company and our corporate governance practices at *www.lockheedmartin.com/corporate-governance.* Our website contains information about our Board, Board committees, Charter, Bylaws, Code of Conduct, Governance Guidelines and information about insider transactions. Stockholders may obtain, without charge, hard copies of the above documents by writing to Investor Relations, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817. Information contained on or made available through our website or other websites mentioned in this Proxy Statement is not incorporated into, and is not a part of this Proxy Statement, and any references to our website are intended to be inactive textual references only.

Appendix A: Definition of Non-GAAP (Generally Accepted Accounting Principles) Measures

This Proxy Statement contains Non-GAAP financial measures (as defined by SEC Regulation G). While we believe that these Non-GAAP financial measures may be useful in evaluating Lockheed Martin, this information should be considered supplemental and is not a substitute for financial information prepared in accordance with GAAP. In addition, our definitions for Non-GAAP measures may differ from similarly titled measures used by other companies or analysts.

Segment Operating Profit

Segment Operating Profit represents operating profit from our business segments before unallocated income and expense. This measure is used by our senior management in evaluating the performance of our business segments. The caption "Total Unallocated Items" reconciles Segment Operating Profit to Consolidated Operating Profit. We use Segment Operating Profit as a performance goal in the annual incentive plan.

($M)	2021 ($)
Segment Operating Profit (Non-GAAP)	7,379
Total Unallocated Items	1,744
Consolidated Operating Profit (GAAP)	**9,123**

Return on Invested Capital (ROIC)

ROIC is defined as net earnings plus after-tax interest expense divided by average invested capital (total equity plus debt) after adjusting total equity by adding back adjustments related to the Company's post-retirement benefit plans. We use ROIC as a performance measure for LTIP and PSUs.

ROIC Calculation ($M)	Three-Year 2019–2021
Net Earnings[a]	$ 6,459
Adjustments to Net Earnings [b]	414
Interest Expense (multiplied by 79%) [a][c]	478
Return	**$ 7,351**
Average Debt[d][e]	$ 12,743
Average Equity[e][f]	5,056
Average Adjustments to Equity [b]	191
Average Benefit Plan Adjustments[e]	14,485
Average Invested Capital	**$ 32,475**
ROIC	**22.6%**

[a] Three-year 2019-2021 values for Net Earnings, Interest Expense and any Return related adjustments reflect average values over the period.

[b] Net income and equity were adjusted to exclude the impact of the noncash, non-operating pension settlement charge of $1.7 billion ($1.3 billion after-tax) due to the 2021 pension risk transfer event. In addition, net income and equity were adjusted to neutralize pension-related impacts to the Company's long range plan resulting solely from the implementation of the American Rescue Plan Act of 2021.

[c] Represents after-tax interest expense utilizing the U.S. federal statutory tax rate of 21 percent in 2019-2021. Interest expense is added back to net earnings as it represents the return to debt holders. Debt is included as a component of average invested capital.

[d] Debt consists of long-term debt, including current maturities, and short-term borrowings (if any).

[e] The three-year averages are calculated using thirteen quarter point balances at the start of the plan performance period and at the end of each quarter for each of the three-years in the performance period.

[f] Equity includes non-cash adjustments, primarily to recognize the funded/unfunded status of the Company's post-retirement benefit plans.

Performance Cash

Performance Cash represents the Company's Cash from Operations adjusted for items as described in the PSU and LTIP award agreements. For the 2019-2021 performance cycle award agreements, Cash from Operations was adjusted for the items in the table below to calculate Performance Cash.

Cash Flow ($M)	2019-2021 ($)
Cash from Operations (GAAP)	**24,715**
Pension Funding Adjustment	
Actual Pension Funding	2,483
Planned Pension Funding	2,844
Delta: Forecasted vs. Actual Pension Contributions	(361)
Adjustment for Unplanned Tax Payments related to Divestitures	37
Adjustment for Unplanned Tax Payments related to Reduction in Planned Pension Contributions	457
Adjustment for Implementation of American Rescue Plan Act	3
Net Adjusting Items	136
Performance Cash (Non-GAAP)	**24,851**

Disclosure Regarding Forward-Looking Statements

This Proxy Statement contains statements that, to the extent they are not recitations of historical fact, constitute forward-looking statements within the meaning of the federal securities laws, and are based on Lockheed Martin's current expectations and assumptions. The words "believe," "estimate," "anticipate," "project," "intend," "expect," "plan," "outlook," "scheduled," "forecast" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially due to factors such as:

- the impact of COVID-19 or future epidemics on our business, including potential supply chain disruptions, facility closures, work stoppages, program delays, payment policies and regulations, our ability to recover our costs under contracts and uncertainty regarding the impacts of potential vaccine mandates or other requirements;
- budget uncertainty, the risk of future budget cuts, the debt ceiling and the potential for government shutdowns and changing funding and acquisition priorities;
- our reliance on contracts with the U.S. Government, which are dependent on U.S. Government funding and can be terminated for convenience, and our ability to negotiate favorable contract terms;
- risks related to the development, production, sustainment, performance, schedule, cost and requirements of complex and technologically advanced programs including the F-35 program;
- planned production rates and orders for significant programs; compliance with stringent performance and reliability standards; materials availability;
- performance and financial viability of key suppliers, teammates, joint ventures and partners, subcontractors and customers;
- economic, industry, business and political conditions including their effects on governmental policy and government actions that disrupt our supply chain or prevent the sale or delivery of our products (such as delays in approvals for exports requiring Congressional notification);
- trade policies or sanctions (including potential Chinese sanctions on us or our suppliers, teammates or partners and U.S. Government sanctions on Turkey and its removal from the F-35 program);
- our success expanding into and doing business in adjacent markets and internationally and the differing risks posed by international sales;
- changes in foreign national priorities and foreign government budgets and planned orders;
- the competitive environment for our products and services, including increased pricing pressures, aggressive pricing in the absence of cost realism evaluation criteria, competition from emerging competitors including startups and non-traditional defense contractors, and bid protests;
- the timing and customer acceptance of product deliveries and performance milestones;
- our ability to develop new technologies and products, including emerging digital and network technologies and capabilities;

- our ability to attract and retain a highly skilled workforce; the impact of work stoppages or other labor disruptions;
- cyber or other security threats or other disruptions faced by us or our suppliers;
- our ability to implement and continue, and the timing and impact of, capitalization changes such as share repurchases and dividend payments;
- our ability to recover costs under U.S. Government contracts, our mix of fixed-price and cost-reimbursable contracts and the impacts of cost overruns and significant increases in inflation;
- the accuracy of our estimates and projections;
- the impact of pension risk transfers, including potential noncash settlement charges; timing and estimates regarding pension funding and movements in interest rates and other changes that may affect pension plan assumptions, stockholders' equity, the level of the FAS/CAS adjustment; actual returns on pension plan assets and the impact of pension related legislation;
- the successful operation of joint ventures that we don't control;
- realizing the anticipated benefits of acquisitions or divestitures, investments, joint ventures, teaming arrangements or internal reorganizations, and market volatility in the fair value of investments in the Lockheed Martin Ventures Fund that are marked to market;
- our efforts to increase the efficiency of our operations and improve the affordability of our products and services;
- the risk of an impairment of our assets, including the potential impairment of goodwill recorded as a result of the acquisition of the Sikorsky business;
- the availability and adequacy of our insurance and indemnities;
- our ability to benefit fully from or adequately protect our intellectual property rights;
- procurement and other regulations and policies affecting our industry, export of our products, cost allowability or recovery, preferred contract type, and performance and progress payments policy, including a reversal or modification to the DoD's increase to the progress payment rate in response to COVID-19;
- changes in accounting, U.S. or foreign tax, export or other laws, regulations and policies and their interpretation or application; and
- the outcome of legal proceedings, bid protests, environmental remediation efforts, audits, government investigations or government allegations that we have failed to comply with law, other contingencies and U.S. Government identification of deficiencies in our business systems.

These are only some of the factors that may affect the forward-looking statements contained in this Proxy Statement. For a discussion identifying additional important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see our filings with the SEC including, but not limited to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in our Annual Report on Form 10-K for the year ended Dec. 31, 2021 and subsequent quarterly reports on Form 10-Q. Our filings may be accessed through the Investor Relations page of our website, *www.lockheedmartin.com/investor*, or through the website maintained by the SEC at *www.sec.gov*.

Our actual financial results likely will be different from those projected due to the inherent nature of projections. Given these uncertainties, forward-looking statements should not be relied on in making investment decisions. The forward-looking statements contained in this Proxy Statement speak only as of the date of its filing. Except where required by applicable law, we expressly disclaim a duty to provide updates to forward-looking statements after the date of this Proxy Statement to reflect subsequent events, changed circumstances, changes in expectations, or the estimates and assumptions associated with them. The forward-looking statements in this Proxy Statement are intended to be subject to the safe harbor protection provided by the federal securities laws.



Sustainability Awards and Recognitions

Member of

Dow Jones
Sustainability Indices

Powered by the S&P Global CSA

Dow Jones Sustainability Indices World Index and North American Index Ranking



ENERGY STAR 2021 Partner of the Year Sustained Excellence Award



**Gold Brandon Hall
Human Capital Management Excellence
Award for Excellence in Human Resources**



JUST Capital: 1st of Aerospace & Defense companies included in the JUST 100 for third consecutive year

National Organization on Disability 2021 Leading Disability Employer

- Recognized as an industry leader and one of America's Most JUST Companies by Forbes and JUST Capital
- Named one of Fortune's World's Most Admired Companies
- Earned a spot on the Dow Jones Sustainability World Index based on best-in-class sustainability practices for the 8th consecutive year, and our 9th consecutive year on the North American Index
- ENERGY STAR Partner of the Year
- U.S. Department of Energy Better Projects Recognition
- Forbes Best Employers for New Grads
- Forbes #1 for Workers in Aerospace and Defense
- Forbes Best Employers for Veterans
- Forbes World's Best Employers
- Forbes America's Best Employers by State
- Forbes Best Employers for Women
- Forbes America's Best Large Employers
- Military Friendly 2021 Gold Employer
- Military Friendly 2021 Spouse Employer
- Military Friendly 2021 Supplier Diversity Program
- Minority Engineer Reader's Choice Awards Top 50 Employers for Minority Engineers
- Environment + Energy Leader Sikorsky Stratford facility's cogeneration system recognition
- The Manufacturing Institute STEP Ahead Emerging Leaders Award
- LinkedIn Top Workplaces to Grow your Career
- Equal Opportunity Reader's Choice Awards Top 50 Employers for Equal Opportunity
- Woman Engineer Reader's Choice Awards Top 50 Employers for Women
- Human Rights Campaign Best Places to work for LGBTQ Equality

Lockheed Martin Corporation

6801 Rockledge Drive
Bethesda, MD 20817
www.lockheedmartin.com

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